Exhibit 99
                                                            Agenda Date: 5/19/99

                               STATE OF NEW JERSEY
                            Board of Public Utilities
                               Two Gateway Center
                                Newark, NJ 07102


                                                            ENERGY
                                                            ------

IN THE MATTER OF JERSEY CENTRAL        )           FINAL DECISION AND ORDER
POWER AND LIGHT COMPANY, d/b/a         )
GPU ENERGY - RATE UNBUNDLING,          )          BPU DOCKET NOS. EO97070458,
STRANDED COST AND RESTRUCTUR-          )           EO97070459 and EO97070460
ING FILINGS                            )


                             (SERVICE LIST ATTACHED)


BY THE BOARD:

This Final Decision and Order memorializes and provides the reasoning for the action taken by the Board of Public Utilities ("Board" or "BPU") in these matters, by a vote of three Commissioners, at its May 19, 1999 public agenda meeting, which action was summarized in our Summary Order dated May 24, 1999. This Final Decision and Order supersedes the Board's May 24, 1999 Summary Order.

                                TABLE OF CONTENTS
                                -----------------

                                                                            Page

I.       BACKGROUND AND PROCEDURAL HISTORY....................................1
         ---------------------------------

II.      INITIAL DECISION.....................................................7
         ----------------

         A.       Stranded Costs..............................................8

                  1.       Post-Rate Case Capital Additions To ...............8
                           Owned Generation

                  2.       Fossil Decommissioning Costs.......................9

                  3.       Divestiture and Market Line Projections...........10

                  4.       Methodologies for Calculating Stranded............11
                           Costs/Mitigation

         B.       Rate Reductions............................................14

         C.       Securitization.............................................17

         D.       Rate Unbundling............................................19

III.     EXCEPTIONS AND REPLY EXCEPTIONS.....................................24
         -------------------------------

         A.       Exceptions.................................................24

                  1.       GPU...............................................24

                  2.       Ratepayer Advocate................................28

                  3.       BPU STAFF.........................................31

                  4.       Independent Energy Producers of New Jersey........34

                  5.       Mid-Atlantic Power Supply Association.............34

                  6.       New Jersey Business Users.........................35

                  7.       New Jersey Commercial Users.......................36

                  8.       New Jersey Public Interest Intervenors............36

                  9.       New Jersey Transit................................37

                  10.      PSE&G.............................................38

         B.       Reply Exceptions...........................................38

                  1.       GPU...............................................38

                  2.       Ratepayer Advocate................................40

                  3.       BPU Staff.........................................43

                  4.       Independent Energy Producers of New Jersey........43

                  5.       Mid-Atlantic Power Supply Association.............43

                  6.       New Jersey Commercial Users.......................44

                  7.       New Jersey Public Interest Intervenors............44

IV.      RESTRUCTURING PROCEEDING............................................45
         ------------------------

         A.       Basic Generation Service...................................45

         B.       Horizontal Market Power....................................47

V.       SETTLEMENT PROPOSALS................................................48
         --------------------

         A.       Stipulation Filed by GPU and Other Parties.................49

         B.       Alternative Stipulation Filed by the RPA and ..............58
                  Other Parties

VI.      COMMENTS ON THE SETTLEMENT PROPOSALS................................64

         A.       Comments on Stipulation I..................................64

                  1.       GPU...............................................64

                  2.       Ratepayer Advocate................................71

                  3.       New Jersey Business Users.........................76

                  4.       Mid-Atlantic Power Supply Association.............78

                  5.       New Jersey Industrial Customer Group..............80

                  6.       New Jersey Public Interest Intervenors............81

                  7.       New Jersey Citizen Action.........................81

                  8.       New Jersey Commercial Users.......................82

                  9.       Enron.............................................83

                  10.      PP&L Energy Plus..................................83

                  11.      Independent Energy Producers of New Jersey........83

DISCUSSION AND FINDINGS......................................................83

I.       BACKGROUND AND PROCEDURAL HISTORY
         ---------------------------------

The New Jersey Energy Master Plan Phase I Report ("Phase I Report") released in March 1995, presented a vision for the State in which energy markets in New Jersey would be guided by market-based principles and competition. The Phase I Report recognized that increased competition in New Jersey's energy markets could potentially help reduce the high energy prices existing in the State, further the State's economic development goals, and provide an opportunity to streamline the regulatory review process. The Phase I Report provided a policy framework for the transition from energy industry monopolies to competitive markets.

The Phase I Report also made several policy recommendations to be implemented as short term or interim measures to address immediate competitive pressures in the State and to prepare for the transition to competition. These included the adoption of legislation allowing rate flexibility and alternative regulation to enable New Jersey's electric utilities to compete to retain certain "at risk" customers and attract new customers, while stimulating efficiency and innovation. The Phase I Report further recommended the adoption of significant consumer protection standards to ensure that captive ratepayers do not subsidize competitive activities and that all ratepayers benefit from the transition to competition. In addition to the recommendations for interim action, the Phase I Report also directed the BPU to investigate possible changes to the structure of the electric power industry in New Jersey as a longer term means of achieving lower costs of electricity in the State.

In response to the identified need for interim measures, the Rate Flex and Alternative Regulation Act, N.J.S.A. 48:2-21.24 et seq. ("the Rate Flex Act"), was enacted in July 1995. The Legislature found that during a transitional phase aimed at achieving the long-term goal of lowering electric and natural gas costs to consumers, it might be necessary for the BPU to implement short-term measures to promote economic development and employment in the State, and to permit New Jersey utilities to compete for customers with competitive alternatives. The Rate Flex Act allowed the State's electric utilities to enter into off-tariff rate agreements with customers for a period of up to seven years and provided that electric or gas utilities could petition the BPU be regulated under alternatives to rate base/rate of return regulation. The Rate Flex Act further declared that it is the policy of the State to foster the production and delivery of electricity and natural gas in a manner that lowers costs and rates while improving the quality and choices of service for all energy consumers; to ensure that New Jersey remains economically competitive on a regional, national and international basis; and to enhance the economic vitality of the State by attracting and retaining business and creating and retaining jobs. The Legislature also found that competitive market forces can improve the quality and choices of energy services at lower costs, while promoting efficiency, reducing regulatory delay and fostering productivity and innovation.

Consistent with the Phase I Report, and the Legislature's stated desire that increased competition in energy markets be explored as a long-term means to reduce the cost of electricity in New Jersey for all customers, the BPU, by Order dated June 1, 1995, initiated a Phase II proceeding under Docket No. EX94120585. The proceeding was intended to accomplish several goals. By investigating the long-term structure of the electric power industry in the State, it was hoped that an electric power industry policy could be developed to facilitate the emergence of a competitive marketplace to foster the production and delivery of electricity in a manner which would lower costs and rates and improve the quality and choices of service. In areas where effective competition developed, ongoing regulation in its present form might be unnecessary. A further goal was to facilitate the development of competition in areas where competitive services did not yet exist, but where increased competition could benefit consumers. Finally, the BPU recognized the need to continue to regulate the quality and price of energy supplies and services where effective competition does not exist and where consumers are best served by continued regulation.

Thus, a proceeding was initiated by the BPU to investigate: the appropriateness and feasibility of electric power supply competition and electricity wheeling at the retail level; the actions necessary to establish a fully efficient, competitive wholesale marketplace for electric generation; the need for retail wheeling if an efficient, competitive wholesale electric power market is achieved; the need for divestiture of electric utility generation assets or alternatively, the unbundling and corporate separation of electric services; and the definition and equitable treatment of stranded investments. Consistent with State policy goals expressed in the Rate Flex Act, the BPU specifically directed that the proceeding investigate the appropriate manner of continuing existing consumer and environmental protections in a restructured competitive market; ensuring universal, non-discriminatory access to service; guaranteeing the provision of a safe and adequate power supply and system reliability; and achieving the State's environmental and energy efficiency goals.

The Board sought to obtain guidance and input on the many issues raised from the widest possible array of interests. The BPU solicited and received several rounds of written comments and testimony, conducted public and legislative-type hearings and, through its Staff, formed and facilitated informal working groups and a negotiating team to explore certain issues in more depth and to attempt to develop consensus positions, where possible.

On January 16, 1997, the BPU released a draft report containing its proposed findings and recommendations in the Phase II proceeding ("Draft Report"). The BPU held public hearings to receive oral comments on its Draft Report in Newark on February 4, 1997, in Blackwood on February 5, 1997, and in Trenton on February 11, 1997. The BPU received written comments from 39 parties and heard testimony from 42 parties relative to the Draft Report.

On April 30, 1997, after careful consideration of the input received regarding its Draft Report, the Board issued an Order Adopting and Releasing Final Report. The BPU's Final Report, entitled "Restructuring the Electric Power Industry in New Jersey: Findings and Recommendations" ("Final Report"), was submitted to the Governor and the Legislature for their consideration and contained the BPU's findings and recommendations concerning the future structure of the electric power industry in New Jersey, including the recommendation to offer electric consumers a choice of electric power suppliers, beginning in October 1998, to effectuate substantial economic benefits, in the form of lower electric bills and more service options to the State's residents and businesses. In the introductory letter presenting the Final Report to the Legislature, Governor and residents and business owners of the State, the BPU indicated its willingness to work with the Legislature and the public to develop legislation necessary to adopt appropriate consumer protection measures and to implement its policy findings and recommendations.

In order to implement the recommended policies and prepare for the commencement of retail competition, the BPU, in its April 30, 1997 Order, directed each of the State's four investor owned electric utilities, Atlantic City Electric Company ("ACE"), Jersey Central Power and Light Company, d/b/a GPU Energy ("GPU" or "Company"), Public Service Electric and Gas Company ("PSE&G") and Rockland Electric Company ("RECO") to make three filings by July 15, 1997. These included a rate unbundling petition, a stranded cost petition and a restructuring plan. The BPU also recognized that there were a number of issues which needed to be addressed generically for all four electric utilities, including fair competition standards, affiliate relationship standards, a market power analysis, and the mechanics for the phase-in of customer choice. The BPU anticipated that these issues would be reviewed generically for all four electric utilities.

By Order dated June 25, 1997, the BPU directed its Division of Audits, in cooperation with the Division of Energy, to initiate management audits on ACE, GPU, PSE&G and RECO in accordance with N.J.S.A. 48:2-16.4, and to solicit the assistance of qualified consulting firms to perform said audits under the supervision of BPU Staff. The audits were to include, but not be limited to focused reviews of the individual electric utilities' unbundling, stranded costs and restructuring filings. A Request for Proposals was issued on June 27, 1997, and after receipt and review of numerous proposals, the BPU selected Hagler Bailly, Inc. ("HB" or "the Auditors") to perform an audit of GPU's unbundling, stranded costs and restructuring filings, under BPU Docket No. EA97060396.

On July 11, 1997, the BPU issued an Order Establishing Procedures, wherein it determined to transmit each utility's rate unbundling and stranded cost filing to the Office of Administrative Law ("OAL") for hearings and Initial Decision, and to retain the restructuring plan filings for review and hearings, with the intention of issuing a Final Decision and Order in these matters before the anticipated start date of competition.

On July 15, 1997, GPU filed verified petitions with the BPU setting forth its unbundling, stranded costs and restructuring proposals. The unbundling and stranded costs petitions, which were assigned BPU Dkt. Nos. EO97070458 and EO97070459, respectively, were transmitted to the OAL on July 22, 1997 as contested cases, and were assigned to Administrative Law Judge ("ALJ"), Diana C. Sukovich. The restructuring petition, which was assigned BPU Dkt. No. EO97070460, was retained by the Board.

On September 15, 1997, the BPU issued an Order on Motions to Intervene/Participate and for Pro Hoc Vice Admission, wherein it considered and ruled upon numerous motions for intervention, participation and pro hac vice admission in the restructuring proceedings retained by it. Motions to intervene in the GPU unbundling and stranded cost proceedings were considered at the OAL.(1)

On September 19, 1997, the Board issued an Order in response to a letter motion filed by the Division of the Ratepayer Advocate ("RPA"), wherein, among other things, the BPU provided certain clarifications and guidance as to the scope of the proceedings before the OAL, offered further guidance on the issues of securitization, the level of rate reductions and divestiture, and extended, by one month, the date by which Initial Decisions were to be rendered by the ALJ's hearing the various electric utilities' rate unbundling and stranded cost proceedings.

By Order dated September 25, 1997, the BPU established procedures for the restructuring proceedings retained by it, and identified the specific issues to be considered. The BPU identified issues which it anticipated would likely be contested, as well as generic issues which might lend themselves to a collaborative review. For the latter issues, the BPU created three working groups on customer processes, reliability and competitive issues, to discuss specific details, narrow the issues in contention and attempt to develop a consensus position, if possible. The working groups were directed to provide status reports to the BPU by January 10, 1998, identifying areas of consensus, as well as areas where consensus was unlikely. The BPU indicated that a further procedural schedule would need to be established for issues where consensus was unlikely.

Additional Orders were issued by the BPU between October 1997 and March 1999, addressing motions filed by various parties, including motions for intervention, pro hac vice admission, schedule modifications, clarification and reconsideration of earlier rulings, and interlocutory review of certain ALJ rulings. By Order dated January 28, 1998, the BPU established a procedural schedule to review the following generic restructuring issues: the potential for exercise of market power by the State's electric utilities regarding their generation assets; functional separation plans; divestiture of generation assets; basic generation plans, including the cost to provide service to low-income and bad-debt customers; mechanics of the phase-in of retail competition; the customer enrollment process; load balancing and a settlement system requirements for alternative supplier deliveries; and demand side management ("DSM") and renewable issues.


--------------------
(1) In addition to GPU, BPU Staff, and the Division of the Ratepayer Advocate, who were automatic parties to the case, intervenor status was granted to: New Jersey Public Interest Intervenors ("NJPII"), Enron Capital and Trade Resources ("Enron"), New Jersey Business Users ("NJBUS"), Coalition for Fair Competition ("CFC"), SESCO, Inc. ("SESCO") and RESCUE, Cogen Technologies Energy Group ("Cogen"), Pennsylvania Power and Light Company ("PP&L"), New Jersey Commercial Users ("NJCU"), New Jersey Transit Corporation ("NJT"), New Jersey Industrial Customer Group ("NJICG"), Intercontinental Energy Corporation ("IEC"), Independent Energy Producers of New Jersey ("IEPNJ"), Mid-Atlantic Power Supply Association ("MAPSA"), Public Power Association of New Jersey ("PPANJ"), Conectiv Energy ("CE"), NEV East, LLC ("NEV"), Duke Energy Trading and Marketing, LLC ("Duke"), NorAm Energy Management, Inc. ("NorAm"), Electric Clearing House, Inc. ("ECH"), New Jersey Citizen Action ("NJCA"), and Market Access Coalition ("MAC"). In addition, participant status was granted to: Public Service Electric and Gas Company, Allegheny Electric Cooperative, Inc. ("AEC"), Sycom Enterprises, L.P. ("Sycom"), New Jersey Natural Gas Company ("NJNG"), South Jersey Gas Company ("SJG"), Atlantic City Electric Company and Rockland Electric Company.

Prehearing conferences on GPU's unbundling and stranded cost petitions were held at the OAL on August 4, September 3, and October 6, 1997. GPU's unbundling and stranded cost petitions were consolidated at the initial prehearing conference. A prehearing order was issued on August 13, 1997, and amended prehearing orders were issued on September 25 and October 21, 1997. Twenty days of hearings were conducted at the OAL between December 2, 1997 and February 24, 1998, at which time 37 witnesses, on behalf of GPU, the RPA, CFC, Enron, MAPSA, IEPNJ, NEV, NJBUS, NJICG, NJT and NJPII(2), testified and were cross-examined on their prefiled direct, rebuttal and surrebuttal testimony. In addition, Staff offered the testimony of two principals of HB, as well as HB's final Management Audit Reports on GPU's unbundling and stranded cost petitions, which were accepted as received by the BPU and released to the parties. After the close of hearings, briefs and reply briefs were filed by the parties in March 1998.

After reviewing the briefs, the ALJ requested certain additional information from various parties. Among other things, the ALJ requested that Staff provide the underlying calculations associated with its positions on the various stranded costs issues. In response, on May 11, 1998, Staff filed detailed calculations in the form of workpapers. GPU objected to the filing being moved into evidence. The ALJ ruled, by letter dated June 4, 1998, that Staff's May 11, 1998 submission would not be accepted into evidence. By letter dated June 16, 1998, Staff requested reconsideration of the ALJ's ruling. By letter dated June 25, 1998, upon reconsideration, the ALJ again ruled that Staff's May 11, 1998 filing would not be accepted into evidence. The record in the rate unbundling and stranded cost was deemed closed by the ALJ on April 23, 1998.

After the GPU rate unbundling and stranded cost hearings and briefing were completed at the OAL, approximately twenty additional days of hearings were held before former Commissioner Carmen J. Armenti between April 27, 1998 and May 28, 1998, for testimony and cross-examination by the parties on the identified generic restructuring issues retained by the BPU. This Order also incorporates, as they apply to GPU, three of the issues considered in the restructuring proceeding before the Board: market power, basic generation service ("BGS") and divestiture.

Direct and/or rebuttal or surrebuttal testimony was filed by ACE (Joseph R. Bartalone, Jr., Tsion M. Messick, Thomas S. Shaw, Jerrold L. Jacobs, Henry K. Levary, Eileen Unger, Ashley C. Brown, Rodney Frame, Paul L. Joskow); the CFC (Raymond E. Makul); GPU (Dennis Baldassari, Douglas J. Howe, Charles A. Mascari, William Hogan, Almarin Phillips); International Brotherhood of Electrical Workers ("IBEW") Local 94 (Charles Wolfe); IEPNJ (Steven Gabel); MAPSA (Steven Gabel, Dr. Craig Roach); NEV (Barbara Kates Garnick); NJBUS (Henry Riewerts, John Parodi); NJICG (Fred Mazurski); NJPII (not including the NRDC) (Nathaniel Greene, Bruce Biewald, Edward Smeloff, Thomas Bourgeois); NorAm (Keith Sappenfield); PSE&G (Gerald W. Schirra, Frederick W. Lark, Colin Loxley, Lawrence R. Codey, Alfred E. Kahn, Rodney Frame, Paul Jaskow); the RPA (Barbara Alexander, Peter Lanzalotta, Andrea Crane, Peter A. Bradford, Roger Colton, James D. Cotton, Dr. David A. Nichols); RECO (Terry L. Dittrich, Frank P.

--------------------
(2) NJPII is a coalition of environmental and consumer groups, including the National Resources Defense Council ("NRDC"). The NRDC did not join in NJPII's testimony or briefs.

Marino, John C. Dalton, John Lombardi); and SESCO (Richard Esteves). In addition, representatives of the four consulting firms (Vantage/ICF Consulting, Stone and Webster, Inc., Barrington-Wellsley, Inc., and Hagler Bailey, Inc.), which submitted Management Audit Reports to the Board on the four electric utilities' restructuring filings(3) also testified and were cross-examined.

During the hearings, various motions, including motions to strike certain portions of the prefiled testimony, were ruled upon by former Commissioner Armenti, whose rulings are HEREBY AFFIRMED by the entire Board, essentially for the reasons set forth by former Commissioner Armenti in the transcripts. After the close of hearings before former Commissioner Armenti, briefs and reply briefs on the restructuring issues were filed on June 26 and July 17, 1998, respectively.

After requesting and receiving extensions of time from the BPU, ALJ Sukovich issued an Initial Decision ("ID") on GPU's rate unbundling and stranded cost petitions on September 4, 1998. Exceptions and reply exceptions to the ID were filed with the BPU in October and November, 1998.

On February 9, 1999, Governor Whitman signed into law the Electric Deregulation and Energy Competition Act, N.J.S.A. 48:3-49 et seq. ("the Act" or "EDECA"). EDECA authorizes the BPU to permit competition in the electric generation and natural gas supply marketplace and such other traditional utility areas as the BPU determines. EDECA required the BPU to have a complete revised regulatory scheme in place for each of the State's four electric utilities by August 1, 1999. Specifically, by that date, the BPU was required to order each of the State's electric utilities to simultaneously: open 100% of its franchise area to retail generation competition, N.J.S.A. 48:3-53(a); unbundle its rate schedules into discrete services and charges, N.J.S.A. 48:3-52(a); provide basic generation service at approved rates for customers who do not choose an alternate power supplier; provide approved "shopping credits" to be deducted from the bills of customers who choose an alternate power supplier, N.J.S.A. 48:3-52(b); reduce its aggregate level of rates for each customer class by "no less than five percent," N.J.S.A. 48:3-52(d)(2); implement a Societal Benefits Charge ("SBC") to recover the cost of previously approved social, environmental and demand side management programs which were included in each utility's bundled rates, N.J.S.A. 48:3-60(a); and implement an approved Market Transition Charge ("MTC") to allow each utility the opportunity to recover an approved level of stranded costs as determined by the BPU, N.J.S.A. 48:3-61(a), (c), (i) and (j).

While recognizing that competition in the electric generation area would "reduce the aggregate energy rate currently paid by all New Jersey consumers," N.J.S.A. 48:3-50(c)(1), the Legislature made it clear that, in effectuating a transition to competition, the BPU must not impair the financial integrity of the utilities, which remain obligated pursuant to Title 48 to provide safe, proper and reliable service to customers. N.J.S.A. 48:2-23, N.J.S.A. 48:3-50(c)(4) and 61(h).

-----------------
(3) By Order dated March 5, 1998, the BPU accepted as received and released to all parties in the restructuring proceeding, copies of the Management Audit Report regarding GPU's restructuring filing, which had been prepared by HB.

By Order dated February 11, 1999, the BPU established guidelines and a schedule for the commencement of settlement negotiations among the parties in each of the State's four electric utilities' stranded costs, rate unbundling and restructuring proceedings. The BPU set a deadline for the submission of a negotiated settlement for each utility. The deadline for GPU was later extended. No comprehensive settlement was reached among all the parties in the GPU proceedings; however, on April 14, 1999, a proposed stipulation of settlement ("Stipulation I") was filed by GPU, Enron, PP&L, NJCU, IEPNJ and NJT. On April 20, 1999, an alternative Stipulation of Settlement ("Stipulation II") was filed by the RPA, NJBUS, NJICG, NEV, and MAPSA. Parties were provided the opportunity to submit comments to the BPU on both stipulations.

By Order dated July 13, 1998, the BPU ruled on various motions, including a motion dated April 22, 1998 by the CFC for the BPU to disclose any ex parte communications in accordance with N.J.A.C. 1:1-14.5(a), which is part of the Uniform Administrative Procedure Rules, which were adopted by the OAL and pertain to contested case proceedings. This regulation provides:

          Except as specifically permitted by law or this chapter, a judge may not initiate or consider ex parte any evidence or communications concerning issues of fact or law in a pending or impending proceeding. Where ex parte communications are unavoidable, the judge shall advise all parties of the communications as soon as possible thereafter.

On this issue, the BPU ruled that "to the extent there are communications on issues of fact or law being adjudicated in the unbundled rates and stranded cost filings, as opposed to policy and legal issues being considered in the generic, legislative-type proceeding, the Board would be required to comply with N.J.A.C. 1:1-14.5(a). Therefore, the Board does not grant or deny the CFC's motion itself because the Board is required, in any event, to comply with applicable law."

By a subsequent motion dated February 22, 1999, the CFC again moved, pursuant to N.J.A.C. 1:1-14.5(a), for disclosure of ex parte communications. No responses or other filings were made with regard to the CFC's motion. At its agenda meeting of April 21, 1999, the BPU confirmed that there had not been ex parte communications on issues of fact or law to be adjudicated by the BPU in GPU's unbundled rates and stranded cost proceedings. Accordingly, there are no disclosures to be made pursuant to N.J.A.C. 1:1-14.5(a) and the Board's ruling on the CFC's prior motion. Thus, the BPU determined to dismiss the CFC's motion as it pertained to the GPU's proceedings.

II.      INITIAL DECISION
         ----------------

On September 4, 1998, ALJ Sukovich filed her Initial Decision with respect to GPU's rate unbundling and stranded cost petitions with the BPU. The ID, which totals 268 pages, including appendices, contains a procedural history, a description of the nature and background of the case, a summary of GPU's petitions and the record, and a discussion, findings and recommendations with respect to the issues in the case. Key elements of the ID are summarized below.

A.       Stranded Costs
         --------------

GPU's petition as revised and updated during the proceedings seeks recovery via a Market Transition Charge of $1.638 billion of stranded costs, distributed among three categories:

                                                       (In $ Millions)
    Owned Generation Commitments                               50.98
    Non-Utility Generation Commitments                      1,500.05
    Utility Purchase Power Commitments                         86.97
    -----------------------------------------------------------------------
    Total                                                  $1,638.00

    [ID at 16].

GPU's owned generation, excluding the Oyster Creek Nuclear Generating Station ("Oyster Creek"), consists of the Company's 25% interest in the Three Mile Island Nuclear Generating Station ("TMI"), as well as its interests in nine non-nuclear plants. Unit 1 of TMI ("TMI-1") accounts for $100.83 million of GPU's calculated stranded costs, while the non-nuclear (fossil and hydroelectric) asset portfolio is calculated by GPU to have a net negative stranded cost (i.e. a positive value) of $92.49 million. The balance of items comprising the total of $50.98 million of owned generation stranded costs consists of $23.43 of future recoverable income taxes and $25.57 million of fossil decommissioning costs for the retired Gilbert, Werner and Sayreville steam generating stations, offset by $6.36 million of accumulated deferred income tax credits. ID at 16. Non-utility generation ("NUG") stranded costs represent the overwhelming majority (92%) of GPU's total calculated stranded costs and relate to 15 contracts. ID at 17. GPU's calculated $86.97 million of utility purchase power stranded costs relate to three contracts. Id.

The ALJ concludes that GPU's identification and categorization of potential sources of stranded costs substantially complies with the Final Report. ID at 17-18.

1.       Post-Rate Case Capital Additions To Owned Generation
         ----------------------------------------------------

The test year in GPU's last base rate case was the twelve months ended June 30, 1992. Major components of post-rate case capital additions which GPU seeks to include as stranded costs eligible to be recovered in rates include investments made to Oyster Creek, the installation of combustion turbine No. 9 at the Gilbert Generating Station ("CT9"), and a computer upgrade. GPU categorized its post-rate case expenditures for TMI-1 and Oyster Creek as follows:

                                       Oyster Creek    TMI-1     (In $ Millions)
                                       ------------    -----     ---------------

Regulatory, Safety and Environmental       164.6       8.5
Maintain Capability and Reliability         73.4      16.5
Operational Improvements                    26.1       4.9
Facilities                                  22.0       4.1
Other                                       15.2       1.4
--------------------------------------------------------------------------------
Total                                     $301.3     $35.4

[ID at 22].

Non-nuclear generation post-rate case expenditures were categorized by GPU as follows:

                                                    (In $ Millions)
Clean Air Act Amendments                                40.706
Environmental                                            5.958
Maintain Plant Capability and Reliability               49.146
Safety and Other                                         1.649
Gilbert CT9                                             44.152
Accounting Reclassifications                            (9.137)
-----------------------------------------------------------------------------
Total                                                 $132.474

[ID at 24].

Concurring with the arguments of several parties, including Enron, the RPA and NJBUS, the ALJ concludes that the post-rate case capital expenditures constitute rate case-type adjustments which were not contemplated in this proceeding. Concurring with Enron's analysis, the ALJ construes the Final Report as requiring that, to be eligible for recovery, post-test year capital investments must meet a market test and be major in nature, in terms of dollar amounts. ID at 19-21. She further concludes that GPU has not demonstrated that the capital expenditures are major in nature, or that it performed a market test analysis regarding such expenditures. The ALJ therefore recommends, with the exception noted below, that the post rate case expenditures in question not be eligible for stranded cost recovery at this time. The ALJ recommends, however, that the BPU reconsider the matter if GPU provides more detailed documentation, or if the BPU's intent regarding stranded cost recovery differs from her interpretation of the Final Report. ID at 25-32. The ALJ further recommends that $9 million of computer upgrades, representing a "small portion" of a total computer upgrade project specifically related to GPU's ability to "bill customers and exchange electronic information with third party suppliers to be able to implement ... customer choice," be deemed ineligible for stranded cost recovery, since these costs do not fit the definition of stranded costs. ID at 36-37. The ALJ recommends, however, that the $32.659 million of post-rate case capital expenditure related to Gilbert CT9 be eligible for recovery as stranded costs, based upon her conclusion that GPU has met the burden of demonstrating that it conducted the equivalent of a market test analysis pertinent to these capital additions, and that such expenditures were major in nature. ID at 35.

2.       Fossil Decommissioning Costs
         ----------------------------

GPU did not reflect fossil decommissioning costs in the depreciation rates for the respective units, nor in their book value; rather, these costs were included in GPU's calculation of stranded costs. These costs were offset with the value of the land at the end of each unit's life, calculated by escalating current site tax assessment values by an assumed general inflation rate of 2.5%. ID at
38. Citing arguments raised by the RPA, NJBUS and HB, the ALJ finds, based on her interpretation of the Final Report, that fossil decommissioning costs are ineligible for stranded cost recovery, and recommends that the calculation of GPU's stranded costs not include these costs. ID at 42-45. However, the ALJ notes that if the BPU finds that such costs are eligible for recovery, GPU's general approach to calculating such costs, including site-specific analyses, is reasonable. ID at 45. Recognizing that there are some shortcomings to GPU's approach, the ALJ recommends that prior to allowing any such recovery, the BPU should require an independent appraisal of the expected value of the land in question at the time of decommissioning. ID at 45-46.

3.       Divestiture and Market Line Projections
         ---------------------------------------

The ALJ notes that on October 12, 1997, GPU announced that it planned to divest its non-nuclear generating assets, and that it filed a divestiture plan report with the BPU in December 1997. The ALJ further notes that in a December 4, 1997 Order, the BPU determined that the various stranded cost issues before the ALJ regarding quantification and potential recovery of eligible sources of stranded costs identified in the BPU's September 19, 1997 Order of Clarification would not be affected by GPU's divestiture intentions. ID at 46-47. Noting that the market clearing price ("MCP") is a key factor in the revenue requirements approach to calculating stranded costs, the ALJ describes the two-step analysis used by GPU to develop an administrative calculation of future electricity prices. ID at 46-47. Both energy and capacity price components were combined to yield overall market prices, i.e., "the market line." GPU utilized a linear programming model ("IMPACT") to calculate projected future energy MCPs for the period 1999 through 2016, as well as the projected amount of energy expected to be generated by its generating facilities. GPU's model considered a broad geographic market, including the Pennsylvania, New Jersey, Maryland interconnection area ("PJM"), and determined economic dispatch of the entire region recognizing transmission line and regional interface limitations. Key assumptions utilized in the analysis include fuel prices, environmental emission costs, forced outage rates, variable operating and maintenance ("O&M") costs, heat rates, plant retirements, characteristics of new generation, and load forecast. ID at 48-51. The capacity price component was derived by GPU using a "Viability Model," which considered the appropriate mix of new units and the expansion of market generation capacity as well as the financial viability of existing units in PJM. ID at 51.

The ALJ also describes the alternative market price analyses presented by witnesses for HB, the RPA, Enron, NJBUS and NJICG. ID at 51-56. HB utilized "the Real Time" production costing model, which can model a variety of parameters, including multiple fuel use at each station, start-up schedules, seasonal fuel switching, unit degradation, hourly class load groups, transmission constraints, and operating reserves. The analysis modeled PJM in two areas, East and Central-West, based upon the generally-binding East-Central transmission constraint. ID at 51-53. The RPA's witness performed an analysis similar to that of GPU utilizing the dispatch simulation model "ENPRO." ID at 54-55. Enron's estimate of MCP was based on three components: energy, capacity and ancillary services. Energy prices were developed from the Inter-Regional Electric Market Model ("IREMM"); a constant capacity rate of $7.50 per kwh was utilized throughout the forecast, based on the construction costs of a CT unit running at a 60 percent capacity factor. ID at 55-56. NJBUS' witness did not perform an independent MCP forecast; rather, he critiqued GPU's methodology, concluding that it produced unduly low energy and capacity prices, and recommending instead a "range-of-market-values" approach. ID at 56. The ID also contains a detailed summary of the record concerning various methodological issues, including the parties' critiques of the analyses presented by others. ID at 57-69.

The ALJ notes the BPU's September 19, 1997 Order recognizing that divestiture is the best and most precise mechanism for determining the market value of generating assets since divestiture eliminates the need to perform estimates. ID at 64-70. However, the ALJ also notes the BPU's requirement in the Final Report that each electric public utility propose an administrative estimate of the value of its generating assets, since completion of any auction process could not be assured within the timeframe of this proceeding. The ALJ concludes that GPU made a substantial effort to comply with the Board's requirements but also finds that the Company has not proven that its methodology is the most reasonable, nor that it complies with the Board's mandate that the methodology be conservative in order to protect for ratepayers. ID at 71. While recognizing that no one model can be expected to predict the MCP with 100 percent accuracy, and after discussing the attributes and shortcomings of the various models introduced in the record, the ALJ concludes that HB's analysis is the most reasonable, since it reflects PJM requirements, a wholesale market, the provision of ancillary services, and other relevant factors, and incorporates adequate sensitivity analysis. The ALJ recommends that HB's approach be used for approximating GPU's MCP, but also recommends that the BPU consider not utilizing an administrative calculation regarding owned generation, depending on the status of the planned divestiture. ID at 73.

4.       Methodologies for Calculating Stranded Costs/Mitigation
         -------------------------------------------------------

The ALJ notes that GPU used a revenue requirements methodology to calculate stranded costs, which calculates the revenue loss resulting from customers choosing an alternative supplier for energy and capacity, rather than GPU continuing to collect its generation revenue requirements from such customers on a rate base/rate of return basis. More specifically, this approach calculates the present value of the annual difference between cost of service and the market revenue derived from its owned generation. ID at 75. GPU contends that an appropriately designed revenue requirements methodology should produce identical results to a discounted cash flow ("DCF") methodology. Id. With one exception, GPU employed a stranded cost limit for each owned generating plant, which limit was calculated as the sum of June 30, 1992 net book investment of plant and materials and supplies ("M&S"), plus the estimated cost of decommissioning and ash site closure and firm contractual commitments for fuel transportation, less the current value of land. ID at 76. The one exception was the Gilbert CT9, for which GPU utilized the September 30, 1998 forecast of net book investment of plant and M&S, because no investment existed as of June 30, 1992. Id. For NUG and utility contracts, GPU calculated stranded costs as the present value, at September 30, 1998, of the annual difference between cost of service and market revenues, with the cost of service equaling the contract payments. ID at 78.

HB concluded that GPU's overall approach was reasonable and adopted same, but substituted a higher projected MCP than was used by GPU, thereby resulting in significant decreases in stranded costs for some units. This produced an estimated NUG stranded cost of $1.246 billion, compared to GPU's $1.581 billion estimate. ID at 80. Neither Enron nor NJBUS took issue with GPU's methodology, although they took issue with GPU's forecasted MCP. ID at 82. Other parties noted the need for actual market valuation, via divestiture or appraisal and subsequent true-up. ID at 84.

The ALJ finds that GPU's approach to calculating stranded costs complies with the Final Report and recommends that GPU's revenue requirements approach be used for the administrative calculation of its stranded costs. ID at 84. However, she recommends certain adjustments to GPU's approach, including adjustments to reflect HB's calculation of MCP, and its general approach to calculating stranded costs. She further agrees with NJPII's recommendation that an appraisal and mid-course proceeding should be conducted if divestiture is not effected. Id.

The ID provides a detailed summary of the evidence in the record as to GPU's efforts to mitigate potential stranded costs, particularly with respect to its NUG contracts, as well as the parties' critiques of those efforts. ID at 84-103. The ALJ concludes that GPU has complied with the Final Report's mandates to take all reasonably available measures to mitigate its stranded costs, finding that the Company has made substantial efforts, which continue, with positive results in terms of generation cost reduction. ID at 106. The ALJ concludes that GPU's efforts regarding the mitigation of NUG stranded costs are particularly impressive, in light of the substantial practical and legal constraints on achieving mitigation. She thus recommends that GPU be found in compliance with the Final Report regarding mitigation and eligibility for stranded cost recovery. The ALJ further recommends that GPU be required to file a plan outlining its planned future mitigation efforts, as well as the status of current efforts, as well as a recalculation of its actual and anticipated mitigation using HB's methodology for calculating the MCP. ID at 106-107.

The ID summarizes the record with respect to specific adjustments to GPU's stranded cost calculation proposed by various parties, including accounting adjustments, O&M adjustments, the discount rate, return on assets, divestiture proceeds, and the Oyster Creek amortization. ID at 107-132. With respect to deferred income taxes, in response to concerns raised by several parties during the hearings, GPU adjusted the individual units' revenue requirements to eliminate a potential double counting in the original petition of income taxes recoverable through future rates as a result of Financial Accounting Standard ("FAS") - 109. An issue remained as to whether to utilize the net present value ("NPV") or nominal value of FAS-109 recoverable taxes. Regarding the unamortized balance of investment tax credits ("ITC"), GPU recognized these amounts as a regulatory liability which should be offset against the balance of stranded costs. The ALJ concludes that the Company's approach is consistent with the Final Report and should be adopted. ID at 113. Regarding O&M expenses, the revenue requirements calculation reflects annual escalation offset by anticipated productivity gains to reflect assumed future cost mitigation and increased productivity benefits; however these decline over the years as incremental improvements become more difficult to achieve. Various parties argued for greater assumed productivity improvements as a result of the introduction of competition. The ALJ recommends that GPU's O&M adjustment not be utilized at this time, but that instead, the 1% productivity adjustment advanced by RPA and Staff be adopted. ID at 118.

As part of its revenue loss methodology, GPU calculated the net present value of the difference between revenue requirements and market revenues by applying the after-tax weighted average cost of capital ("ATWACC") as the discount rate, based upon its capitalization ratio and embedded cost of capital at December 31,

1996, and reflecting a 12.2% return on equity ("ROE") as authorized by the BPU in GPU's last base rate case. The RPA argued that the pre-tax discount rate should be used. The ALJ recommends that the ATWACC be used as the discount rate for purposes of calculating GPU's stranded costs. ID at 120. To calculate revenue requirements for owned generating units, as well as for calculating the ATWACC, GPU used an overall rate of return ("ROR") of 9.8%, based upon its capitalization ratio and the actual embedded cost of debt and preferred stock as of December 31, 1996, and its last authorized ROE of 12.2%. The RPA argued for a lower ROR, based upon an updated capital structure as of June 30, 1997 and use of a recommended 9.4% ROE, developed by using a DCF analysis as confirmed by using a "risk premium" method. NJBUS and NJICG argued that no ROR should be included in any calculation of stranded costs. The ALJ notes a number of identified infirmities in the RPA's analysis, but also observes that it is reasonable to expect that GPU's cost of capital has decreased since its last base rate case, as interest rates have since declined between 100 and 200 basis points. ID at 125. Nonetheless, she concludes that GPU's approach is reasonable, since the BPU's February 9, 1998 Order limits the relevancy of ROR testimony to the appropriate discount rate in calculating stranded costs and to mitigation. Id. While the ALJ does not believe that the ROR should be incorporated in the revenue requirements calculation of stranded costs, she recommends that the BPU reconsider the issue of the appropriate ROR to potentially be used for mitigation. ID at 125-126.

In its petition, GPU committed to use the amount by which net proceeds(4) from the divestiture of its non-nuclear generation assets exceeds their book value at the time of the sale to reduce its owned generation-related stranded costs. However, its commitment is contingent on its being afforded full recovery of all remaining stranded costs. On the other hand, GPU requests that if the net proceeds from the divested assets are less than net book value, this difference should determine stranded costs related to the divested assets recoverable via the MTC and should supersede the administratively-determined amounts. Numerous parties, including Staff, the RPA, NJBUS and NJPII, object to the condition requested by GPU for applying all net divestiture proceeds to offset stranded costs. The ALJ concurs with the arguments of those parties, and recommends that the net proceeds of any divestiture be fully applied to offset stranded costs in the MTC, and that any remaining proceeds be applied to an Oyster Creek Transition Charge ("OCTC") or NUG Transition Charge ("NTC") which may be established, or to offset charges established to pay for securitized bonds. She further recommends that the actual divestiture results supersede the administratively determined calculation of stranded costs. ID at 129.

With regard to Oyster Creek, the ALJ notes that in April 1997, GPU's parent company announced that it was exploring a sale or early retirement of the unit to mitigate costs associated with its continued operation. ID at 130. Current GPU rates include recognition of capital, fuel, O&M and decommissioning costs related to Oyster Creek. Id. The ratemaking treatment proposed in the Company's petition assumes the early retirement of the plant in September 2000, but is not contingent on the actual retirement of the plant. All going-forward costs incurred after September 2000 and any benefits of continued operation or sale would be borne by shareholders. Above-market going-forward costs (production


---------------------
(4) Net proceeds equals gross proceeds less taxes, transition costs and other related costs such as employee retraining and severance-related costs.

O&M, Administrative and General ("A&G") and normalized fuel) currently included in GPU's revenue requirement would remain in the delivery charge until September 2000, at which time they would be removed from rates (after deducting additional decommissioning expenses associated with early shutdown). ID at 131. The market portion of going-forward costs would be recovered via the production charge in unbundled rates, while decommissioning costs would be recovered going forward as a component of the SBC charge. Id. GPU proposes to recover $704 million in stranded Oyster Creek investment via an 11-year, levelized annuity as part of the delivery charge, earning a pre-tax return of 14.38 percent. Id. The ALJ discusses the parties' arguments with regard to GPU's proposal, noting that the parties do not oppose the proposal to retire Oyster Creek for ratemaking purposes, but instead focus on a number of specific, rate recovery issues, including the recovery of post-rate case capital additions, the inclusion of estimates of personnel and other related retirement closure costs, and the recovery of any return on sunk investments. ID at 132. The ALJ concludes that GPU's overall approach of retirement for ratemaking purposes is reasonable, but recommends that it be revisited if GPU decides to operate Oyster Creek subsequent to the retirement date. ID at 134.

The ALJ did not quantify the result of her stranded costs findings, but recommended that overall stranded costs be calculated consistent with the adjustments found reasonable in her Initial Decision. ID at 136.

B.       Rate Reductions
         ---------------

GPU proposed an initial rate reduction of $96.4 million annually, or 5.1 percent, on October 1998, ultimately growing to $184.6 million annually, or 9.8%, by February 2001, to be achieved as follows:

       OCTOBER 1998                                     Millions)       %
       ------------                                    ----------       --

       Base Rate Reduction- Global                        12.0         0.6
       Subsumed Expense- Global                           29.0         1.5
       Oyster Creek Annuity                               31.1         1.7
       Transition Cost Amortization                      (10.1)       (0.5)
       Rate Relief Goal Adjustment                        34.4         1.8
       --------------------------------------------------------------------
       TOTAL - OCTOBER 1998                              $96.4          5.1%

       SEPTEMBER 2000
       --------------

       Sayreville Rate Commitments                         1.0         0.1
       Oyster Creek Rate Commitments                      17.2         0.9
       -------------------------------------------------------------------------
       TOTAL - SEPTEMBER 2000                            $18.2          1.0%

       Additional Impacts
       ------------------

       Deferred Balances (Feb. 2001)                      23.0          1.2
       Securitization Impact (est.)                       47.0          2.5
       -------------------------------------------------------------------------
       TOTAL                                            $184.6          9.8%

       [ID at 137].

The ALJ notes that several parties dispute various components of GPU's rate reduction proposal. HB points out that the proposal falls $3.7 million short of the 10% rate reduction contemplated in the Final Report. Moreover, several parties object to GPU including the base rate reductions and subsumed expenses that were agreed to as part of a Global Settlement approved by the BPU on March 24, 1997, as part of the required restructuring-related rate reductions. The ALJ recommends that the Global Settlement rate reductions and subsumed expenses not be included in the calculation of GPU's restructuring-related rate reductions. ID at 144. The ALJ explains that the Global Settlement resolved a number of outstanding cases, some which were initiated years prior to the issuance of the Final Report and which were not related to retail competition. Moreover, the subsumed expenses do not reflect an actual reduction in rates, but only the avoidance of a hypothetical rate increase; moreover, GPU had no guarantee that it would have been granted rate increases to reflect those expenses. ID at 145-146.

Additionally, several parties argued that the Oyster Creek annuity proposal is not a true rate reduction as claimed, but rather merely represents a timing difference in recovery versus traditional rate base/rate of return ratemaking. The ALJ deferred judgment on this issue, finding it to be a policy issue for the BPU to resolve. ID at 147.

Another area of contention was GPU's proposed rate reduction offset to account for recovery of certain alleged "transition costs" via a transition cost amortization. This includes an eight-year amortization, without interest, of an estimated $70.5 million related to a work force restructuring initiated in 1996, and $9 million of a computer upgrade specifically related to updating its computer information system to accommodate retail choice. The proposed transition cost amortization also includes recovery over three years of the $2 million management audit expense associated with this proceeding. Id. Although the RPA raised concerns regarding the proposed transition cost amortization offset, the ALJ recommended adoption of GPU's proposal. ID at 148.

HB recommended that GPU's proposed rate relief goal adjustment be a permanent reduction to the distribution charge to ensure that the charge is not negated in any upcoming distribution rate case. The ALJ recommends that the adjustment be adopted as proposed, but that it be considered in conjunction with the BPU's other determinations with respect to rate reduction issues. ID at 149.

As to the issue of deferred balances, GPU projected a net Levelized Energy Adjustment Clause ("LEAC") underrecovery at October 1, 1998, comprised of an overrecovery balance on fuel expenses and an underrecovery balance relating to the amortization of Crown/Vista and Freehold NUG buyout payments. GPU proposed to account for the overrecovered fuel balance as an accelerated recovery of the underrecovered NUG buyout costs, thus permitting the Company to fully recover such remaining unrecovered costs by an earlier date than would otherwise be the case. When the amortization is completed (estimated at February 2001), it would be removed from rates, thereby effectuating a rate decrease of approximately $23 million. ID at 151. Notwithstanding the actual NUG buyout payment amortization completion date, GPU committed to implement this rate reduction by no later than the date of the required full 10% rate reduction, provided it could offset any remaining underrecovery against the excess recovery of another regulatory asset. Id. NJBUS and NJICG opposed counting this amortization completion-related reduction towards the required rate reductions, since it is unrelated to restructuring. The ALJ rejects these arguments and recommends adoption of GPU's proposal. ID at 151-152.

A further issue discussed by the ALJ is the effect of securitization on rate reductions. GPU proposed to ultimately issue securitized bonds to finance transition costs and refinance its sunk costs associated with Oyster Creek. Since GPU's proposal to initially annualize the Oyster Creek investment will produce some level of savings relative to current rates, the ultimate savings from securitizing Oyster Creek must be netted against the savings related to the initial creation of the annuity, to compute the incremental rate savings related to securitization. GPU estimated securitization savings of from 2.7 to 5.5%; after netting out the 1.7% savings from the creation of the annuity, the resulting range of estimated incremental benefits would be from 1.0 to 3.8%. For purposes of its filing, GPU included the mid-point of this range, 2.5%, as the estimated impact of securitization on its rate reduction proposal. ID at 152. The ALJ finds that GPU's inclusion of a component in its proposed rate reductions related to securitization appears to be consistent with the general mandate of the Final Report, but recommends that the BPU reconsider this matter after the enactment of legislation relating to securitization. ID at 154.

The ID contains an extensive discussion of the record regarding the financial implications of the rate reductions. The ALJ notes that GPU originally filed proposed unbundled rates based upon the results of a 1996 cost of service study ("COSS"). After the BPU's oral ruling on interlocutory appeal, which was subsequently memorialized in a February 9, 1998 Order, ordering the use of a 1992 COSS with adjustments only to reflect the Global Settlement, GPU represented that the originally-proposed rate reductions were "off the table." ID at 154. GPU witness Ketchum testified that use of the 1992 COSS would effectively reverse the originally-proposed refunctionalization of production costs to distribution, and would, upon implementation of unbundled rates, produce a revenue requirements shortfall of $152 million annually relative to current distribution costs, based upon the 1996, as compared to the 1992, level of distribution investment at a 12.2% ROR. ID at 155. The ALJ notes that the BPU's February 9, 1998 Order provides that GPU's 1996 COSS should remain in the record and that the BPU would revisit the issue in the context of the restructuring proceedings. ID at 156. After the issuance of the BPU's February 9, 1998 Order, GPU again modified its position, indicating that its rate reduction proposal would remain "on the table," on the condition that the BPU ultimately establishes unbundled rates which permit GPU to continue to recover its current level of distribution costs. ID at 156-157.

The ALJ summarizes the alternative rate reduction proposals put forth by the parties. The RPA argued for a "genuine 10 percent rate reduction" effective October 1, 1998, without the use of securitization, which it asserts GPU can achieve by receiving no return on the unamortized Oyster Creek plant balance and absorbing reductions in its cost of capital, as well as via the elimination of alleged "excess earnings," the achievement of competitive efficiencies, and the absorption or sharing of uneconomic costs. ID at 157-158. The RPA's excess earnings analysis was based on a recommended 9.5% ROE. The RPA further asserted that GPU could absorb a pre-tax write-off of up to $1.1 billion of stranded costs and still retain an investment grade bond rating. ID at 158-159. NJBUS and NJICG proposed a rate reduction of 10% effective October 1998, increasing to 15% effective October 1999, to be achieved via reductions to the MTC and NTC charges. ID at 161. NJBUS and NJICG assert that even with such rate reductions, GPU could maintain an investment-grade interest coverage ratio. ID at 162-163. The ALJ finds some merit to the intervenors' positions with respect to rate reductions; however, she also notes some difficulties. For example, she notes GPU's assertion that the RPA's proposed ROE, or any reduction to the ROE or ROR approved in the last base rate case, is contrary to the Final Report as well as statutory provisions since the current matters were not to be considered base rate proceedings. The ALJ further notes the possibility of a substantial write-off and reduced bond ratings. The ALJ indicates that it is difficult to render specific findings on the financial impacts of rate reductions, given the uncertain resolution of related matters such as the level of securitization savings, the treatment of Oyster Creek, the treatment of the Global Settlement, and the final level of stranded costs; she notes in that regard that use of HB's MCP, for example, may well result in lower stranded costs than those calculated by GPU and may justify larger rate decreases. Given these uncertainties, the ALJ concludes that the financial implications of GPU's proposed rate reduction cannot presently be determined with specificity, and recommends that the BPU conduct a mid-course proceeding or similar review mechanism. ID at 165-166.

C.       Securitization
         --------------

The ALJ describes securitization as the sale of non-recourse debt securities backed by the cash flow of a pool of specific financial or non-financial assets which act as security for the debt securities, and notes that it is intended to achieve savings via substitution of a 100% AAA-rated debt annuity revenue requirement for a current revenue requirement on certain assets based upon the weighted average cost of capital of the utility. ID at 166-167. GPU identified $840 million of rate base transition costs, comprised of $737 million in Oyster Creek and $103 million of owned generation commitments which could potentially be securitized, and which it estimated could result in rate reductions ranging from 2.7 to 5.5%. ID at 168. GPU further indicated that, after the enactment of enabling legislation, it may also request securitization of certain regulatory assets and/or NUG contract buyout or buydown payments. ID at 170. GPU also indicated its intent, to seek to limit the number of separate bond issues in order to minimize repetitive transaction costs. ID at 171. The ALJ notes GPU's proposal to use the proceeds of asset securitization related to costs supported by its capitalization to reduce capitalization, in a proportion amongst debt, preferred stock and common equity generally consistent with its target capitalization ratios of 42%, 8% and 50%, respectively. ID at 171. GPU anticipates that proceeds from securitization of costs not supported by capitalization, such as NUG contract buyouts or buydowns, would be used to reduce those liabilities. ID at 172. GPU presented estimated rate reduction benefits per $100 million of securitization under two scenarios, as follows:



                  Maturity of Asset Backed Securities ("ABSs")
                  --------------------------------------------

                                 10-Year                                        15-Year
                                 ------                                         -------

Life of Asset                 ($ Millions)                 %                 ($ Millions)                 %
-------------                 ------------                 -                 ------------                 -


10 Year                           9.8                      0.49                 13.1                     0.65

15 Year                           6.4                      0.32                  9.7                     0.48


[ID at 173].
-------------------------------------------------------------------------------------------------------------


GPU indicated its preference to issue 15-year ABSs, because it better matches the remaining lives of the stranded assets, and allows for a larger immediate rate reduction.

The ALJ discusses the arguments of the parties in response to GPU's proposals. NJPII argues that securitization should be limited NUG buyouts which result in large lump-sum payments that can be spread over time or to assist in funding stranded costs related to utility-owned generation, and should be allowed only after a final determination of stranded costs of GPU's owned generation via asset divestiture. ID at 174. Staff asserts that securitization of Oyster Creek would not be beneficial if the BPU were to disallow any return on the unamortized plant balance, since a 0% return would be replaced by an estimated 6.75% interest on the ABSs. The ALJ finds that GPU's general securitization proposal attempts to achieve financial benefits for both itself and customers, and generally comports with the Final Report. However, in light of the need for enabling legislation, the ALJ concludes that final determinations pertaining to securitization cannot be made at the time of the issuance of her ID. She recommends that, subject to the terms of the enabling legislation, the BPU consider several factors when reviewing any specific proposal by GPU, including implementation of a true-up mechanism, the tax effects of the proposal, the size of the ABS transaction vis-a-vis the costs thereof, and utilization of the proceeds of securitization. ID at 176. The ALJ also concurs with the arguments presented by HB that GPU's calculation of securitization-related savings are incomplete, since they don't reflect potential benefits such as a lower overall cost of capital, and because they only present savings for the first year of securitization. Over time, as assets depreciate, the savings from securitization decrease and may even reverse towards the end of the amortization period; thus, first-year savings do not provide the overall magnitude, nor pattern of savings. HB recommended calculating securitization savings on a present value basis over the life of an asset and the associated bonds. Moreover, HB provided sensitivity analyses demonstrating the erosion of securitization savings, particularly over the life of the bonds as opposed to the first year savings, as interest rates increase. ID at 177-178. The ALJ recommends that GPU be required to file with the Board an amended estimate of securitization savings incorporating expected results of the lower cost of capital, and demonstrating the net present value savings over the life of the securitized assets and associated ABSs. ID at 179.

The ALJ discusses the arguments raised by several parties concerning the risk of securitizing estimated stranded cost amounts, rather than awaiting the result of an actual divestiture. ID at 180. The ALJ also discusses the impact of the rate of return afforded stranded costs being recovered via the MTC on the level of securitization savings. Specifically the ALJ notes the testimony of HB that, for ABSs with maturities of similar duration to the remaining life of the securitized asset, the only additional savings from securitization may be the difference between the MTC discount rate and the ABS interest rate. ID at 182. HB also recommends that the BPU encourage securitization of regulatory assets whose values are known with "near certainty." ID at 183. Similarly, NJICG argues that securitization be limited to an amount that "beyond any reasonable doubt" is less than a utility's total stranded costs, and also argues that the proceeds from securitization should only be used to lower or mitigate a utility's embedded generation cost and not as a low cost source of capital for utility investments in other areas. ID at 184. Enron raises similar concerns that a utility not be permitted to use the proceeds of securitization in a manner which would give it a competitive advantage over potential competitors. Id. The ALJ concludes that, except for its planned divestiture, GPU did not comply as of the time of hearings with the "appropriately high" burden of proof set by the Board in the Final Report, and discussed in the BPU's September 17, 1997 Order, for eligibility for securitization. ID at 188. She further recommends that, in reviewing any specific securitization proposal by GPU, the Board consider whether near term rate reductions outweigh any savings in later years, the benefits in light of MTC recovery, whether securitization should be limited to actual expenditures such as NUG buyouts or net losses on divested assets, and to the extent an amount being securitized includes a return on, in addition to a return of, investment in an asset, whether a return on investment should be disallowed. Id. She further recommends that GPU be required to propose and support a benchmark revenue requirement to compare the savings from securitization with MTC recovery. Finally, she concludes that whether to impose a 50% limit regarding the amount of stranded costs to be securitized, particularly with respect to divested assets, is a policy decision beyond her assignment. ID at 184-185.

D.       Rate Unbundling
         ---------------

Based upon her review of the record, the ALJ concludes that GPU's filing establishes fully unbundled rates. The proposed components include a customer charge, a delivery charge, and a production charge, an MEC, an SBC, an MTC and an NTC. ID at 194. The delivery charge includes unbundled transmission and distribution components. The proposed distribution charge also includes recovery of regulatory assets, the current level of funding for social programs provided by GPU, and the proposed Oyster Creek annuity. GPU updated its transmission charge to reflect its Federal Energy Regulatory Commission ("FERC") approved transmission revenue requirement. The proposed production charge incorporates GPU's projection of future capacity and energy prices, the MEC, and the residual amount of production-related revenues establishing the recovery level for above-market stranded costs, the MTC. The ALJ concludes that the categorization of unbundled rates substantially complies with the directives of the Final Report, that GPU's efforts to maintain and demonstrate intra- and inter-class revenue neutrality are consistent with the Final Report, and that the reflection of current FERC-approved transmission charges is consistent with the Final Report. The ALJ notes, however, that the proposal to recover the Oyster Creek "sunk costs" via an annuity as part of the delivery charge is, on its face, at odds with the Final Report's directives that all above-market investments be recovered via an MTC. ID at 195.

The ALJ discusses the positions of the parties regarding revised Exhibit S-7, which was submitted by GPU on March 4, 1998, in response to the BPU's February 9, 1998 Order. Revised Exhibit S-7 contains the Company's 1992 COSS, adjusted to reflect the effects of the Global Settlement. Several parties objected to the introduction into the record and use of revised Exhibit S-7, given its late submission. The ALJ subsequently ruled that the documents would not be moved into evidence because the other parties did not have an adequate opportunity to review, cross-examine, and respond thereto. ID at 198. Nonetheless, several parties included a substantive review of the submission in their briefs, while others did not. The ALJ concludes that GPU made a bona fide effort to comply with the Final Report regarding the COSS to be used to unbundle rates, and also attempted to comply with the BPU's February 9, 1998 Order, within the schedule and deadlines previously set. ID at 199. The ALJ further concludes that revised Exhibit S-7 should be used as the starting point for unbundling GPU's rates. She further recommends that the Board, consistent with its February 9, 1998 Order, consider the document within the context of the restructuring filings and at such time when all pertinent decisions are before it for review. Id.

The ID includes a discussion of an issue arising from the fact that the level of transmission revenue requirements set by FERC subsequent to the Company's last base rate case is approximately $10.6 million less than the amount of revenue requirement functionalized to transmission in the 1992 COSS used to set base rates in the 1992 rate case. Because it is using the FERC-approved transmission revenue requirements to set the unbundled transmission rate, GPU has proposed to refunctionalize this $10.6 million annual "residual" amount to the distribution rate. Several parties, including NJICG, NJBUS and NJCU, oppose the proposed collection of this transmission residual via the distribution component of the delivery charge. The ALJ concludes that the Company's proposal is reasonable and consistent with the Final Report, since the current FERC charges supersede those suggested by the utility's last approved COSS, and that reflection of the residual amount is also consistent with an opportunity for recovery of cost levels approved in the utility's last base rate case. ID at 202-203.

The ID also includes a detailed discussion of GPU's proposed functionalization of common costs, including A&G expenses and common plant. In its original filing, GPU functionalized common costs not specifically identified as generation, as well as amortization expenses and taxes other than income taxes, to transmission, distribution or customer services. Differences between the Company's approved 1992 COSS and the approach originally proposed in this matter include the shifting of approximately $13.6 million of production-related A&G expenses, and $4.65 million of other generation and power supply expenses, to distribution. Changes in functional factors further resulted in approximately $59.5 million of A&G expenses, $19.795 million of other administrative expense, and $9.023 million of taxes other than income taxes previously spread across all functions being assigned exclusively to distribution. ID at 204. As a result, the initial filing allocated 0.7% of total A&G costs to the production functions, and 99.3% to the other functions. HB found that the distribution allocation of A&G expenses increased from approximately $40 million to $107 million, while the production portion was reduced from approximately $45 million to less than $1 million.

The distribution allocation of taxes other than income taxes increased from $6 million to $18 million, while the production allocation decreased from $17 million to $4 million. HB also found that rate base dollars functionalized to distribution had increased from $831 million to $1.981 billion, primarily as the result of the creation of regulatory assets and shifting plant investment from production. ID at 205. GPU also added $349 million of non-production net investment since the last base rate case, which was offset by a corresponding reduction to production rate base. HB concluded that distribution revenue requirements more than doubled as a result of the adjustments. ID at 206. The main difference between revised Exhibit S-7 and GPU's original filing is that the revised exhibit functionalizes $397.7 million less in revenue requirements to production, primarily because it utilizes cost data from the last base rate case, treats Oyster Creek costs as production-related, and does not refunctionalize production-related regulatory assets. According to the revised exhibit, distribution revenue requirements are $161.8 million less than proposed by GPU. ID at 207. The ALJ notes GPU's observation that if it divests its generation assets, concerns regarding subsidization of the production function should be mooted. ID at 210.

The ALJ also discusses various objections presented by several parties, including Enron, the RPA, HB, NJBUS and NJICG, NJCU and MAPSA, to GPU's proposed reallocation of common and other cost allocations from production to distribution. MAPSA also argues production should receive a 1.45% percent higher ROR and transmission and distribution should receive a .34% lower ROR, reflecting the relative risk profiles of the different functions. ID at 212. The ALJ concludes that revised Exhibit S-7 should be the starting point for unbundling the Company's rates, and rejects most of the adjustments proposed by the various intervenors. However, the ALJ finds merit in both the sales expense adjustment and the ROR adjustment proposed by MAPSA, and recommends that the BPU review these issues in considering the proper COSS to be utilized for the purpose of unbundling rates. ID at 212.

GPU did not propose to unbundle its four lighting service classifications nor its traffic signal service, as it reasoned that the percentage of the charges for such services attributable to energy consumption is not sufficiently large to make shopping feasible. ID at 214. GPU also notes that customers can have lights installed and maintained by their own electrician or any qualified independent third party. The ALJ notes that most street lighting customers are governmental entities and large purchasers and it may be reasonable for such customers to pursue cost savings. ID at 215. In addition, electric utilities in other states have advanced explicit proposals for unbundling charges for street and outdoor lighting services. The ALJ finds that GPU's assertion that competition for street lighting services is likely to be limited is contrary to the evidence in the case. Nonetheless, she concludes that street and outdoor lighting services should not be unbundled at this time, but recommends that the BPU reconsider the issue. Id.

The ALJ summarizes GPU's proposal to establish the MEC as the market-based component of basic generation service. ID at 216. A separate estimated average market price of electricity ("EAMPE") would be established on a six-month basis and charged to each customer class. The EAMPE for each class would be adjusted to account for load weighting, line losses, and PJM-established capacity reserve margins. The Company proposed establishing a deferred account to track on a monthly basis and defer for future recovery (or credit to customers) the difference between the actual market price and the EAMPE. Interest on the deferred account would be accrued at the most recent Board-approved rate of return. GPU proposed resetting the MEC on a six-month basis, rather than the traditional one year LEAC period, in order to mitigate the problem of returning/collecting deferred balance dollars to/from the proper customers, recognizing that increasing numbers of customers will be switching from basic generation service over time. The MEC would be a pass-through mechanism with no opportunity for profit for the Company. ID at 217- 218. The ID discusses the arguments of numerous parties, including Staff, the RPA and NJBUS, concerning GPU's MEC proposal. Among these is the argument that the MEC should include allocated overheads in addition to general capital and O&M costs and wholesale purchase power costs, in order to create a "retail margin" which the RPA estimates to be 0.25 cents per kilowatt-hour ("kwh"). ID at 219. While noting that the concept of a retail margin has merit, the ALJ concludes that the GPU's proposed MEC complies with the parameters of the Final Report with respect to BGS. ID at 220. She also rejects arguments that GPU, and not ratepayers, should bear the risks associated under and overrecoveries of actual purchase power costs. ID at 221. She further concludes that GPU's proposal to create class-specific MEC rates does not necessarily violate revenue neutrality constraints and is consistent with the Final Report. She also cautions against setting the initial MEC too high, since an excessive charge may sacrifice the interests of more economically disadvantaged customers, as well as small commercial customers. Id.

The ID also describes GPU's proposal to establish a nonbypassable MTC, which would be set to recover over a four-year period the stranded costs relating to TMI-1, the fossil and hydroelectric generation units, and its long term utility purchased power agreements ("PPAs"), at a level based upon the most current forecast of future market prices. ID at 222-223. The MTC would be set on a "residual" basis by deducting all other rate components from the total rate, while accommodating existing time-of-use differentials. True-ups based upon updated market conditions would be accomplished via a change in the duration rather than the level of the MTC, to avoid customer confusion. ID at 223. The ALJ discusses the arguments of numerous parties, including the RPA, concerning this issue, including the argument for a "fixed" MTC as opposed to a variable MTC. The ALJ concludes that GPU's proposed MTC substantially complies with the Final Report, that the true-ups will prevent over collection of stranded costs, and that the proposed true-up via charge duration rather than a change to the charge itself will avoid customer confusion. Finally, she recommends that GPU submit periodic reports regarding the level of collected versus actual stranded costs. ID at 226.

The ID discusses GPU's proposal to establish a nonbypassable NTC to collect above-market NUG contract costs, subject to true-up based on actual market prices and NUG production levels. The NTC would also recover ongoing obligations to pay for power savings pursuant to a 1989 solicitation. ID at 227. GPU proposed a separate charge for recovery of these costs, since many NUG contracts far exceed the eight year maximum duration for the MTC, and compression of recovery of such costs over eight years would have an adverse impact. An NTC could also be adjusted to reflect any NUG contract mitigation costs and savings. The ALJ discusses the positions of parties on this issue. including the assertion that the NTC should include a mechanism which provides an incentive for GPU to mitigate these contract costs. The ALJ finds GPU's proposal to be reasonable and consistent with the Final Report. ID at 230.

The ALJ also discusses GPU's proposal to create a nonbypassable SBC to track and recover DSM costs, manufactured gas plant remediation costs and nuclear decommissioning costs. GPU proposes to recover the costs of other social programs embedded in bundled rates at the current rate via the unbundled delivery charge. The ALJ discusses the arguments of numerous parties on this issue, and concludes that the format and components of the Company's proposed SBC substantially comport with the Final Report. ID at 234-235. She recommends that during its review of the revised COSS, the BPU consider possible refunctionalization of post-test year DSM-related customer informational costs. She also recommends that GPU be required to file documentation as to why other social program costs embedded within current base rates cannot be separately identified. ID at 235.

The ALJ discusses GPU's proposal to include all BPU-approved regulatory assets, including those related to generation expense, as well as restructuring-related downsizing and reorganization costs and $9 million of computer information system upgrade costs, in the nonbypassable delivery charge. GPU's proposal also includes a rate reduction of approximately $1 million, effective September 1, 2000, related to the retirement of Sayreville Units 4 and 5, whether it actually retires the units or not. The ALJ discusses an alternative proposal advanced by Staff to recover generation-related regulatory assets via a separate regulatory asset charge, ("RTC"), to keep the distribution revenue requirement free of production-related costs. ID at 236. The RPA, while not objecting to the RTC proposal, raised a number of concerns, including that the RTC should be limited to a four-to-eight year period. ID at 237. Enron and NJBUS argued that GPU did not demonstrate BPU authorization for a number of requested regulatory assets, and that such expenses should be recovered via a separate charge. The ALJ concludes that a separate RTC, which would provide for future rate adjustments, should not be established, since this proceeding is not a base rate case. She recommends, however, that Sayreville Units 4 and 5 be treated consistent with the Global Settlement and included as a regulatory asset in the delivery charge, but that computer upgrade costs not be recovered as a regulatory asset. ID at 239.

With respect to GPU's proposal that it be permitted to recover Oyster Creek sunk investment costs via an 11-year annuity in the delivery charge, the ALJ notes GPU's position that this it would reduce annual revenue requirements by $31.1 million versus traditional rate base/rate of return ratemaking. ID at 241. She also discusses the objections to the proposal raised by a number of parties. ID at 242. The ALJ indicates that she is persuaded by HB's arguments that adoption of GPU's proposal will skew the delivery charges, and that the proposal is inconsistent with the Final Report's requirements that stranded costs be recovered via a MTC or similar mechanism. ID at 243. She finds reasonable the proposed 11-year amortization period, albeit via an MTC. She further recommends that GPU not be allowed to earn a return on the Oyster Creek investment subsequent to assumed retirement for ratemaking purposes, as this would be inconsistent with basic regulatory principles that a return is not appropriate for assets which are not used and useful. She further recommends that post-rate case expenditures should not be subject to recovery. Id.

With regard to rate design issues, the ALJ concludes that the Company substantially complied with the Final Report's requirements regarding inter- and intra-class impacts. ID at 249. GPU proposed eliminating or phasing out a number of special tariff provisions, including the winter heating tail block discount for RS and RT customers, the Contract Rate Service ("CRS") Classification, and Rider BEI (Business Enhancement Incentive), under the rationale that special rates and discounts afforded under a monopoly market structure are no longer appropriate as customers are able to shop and switch to third party suppliers. Staff and the RPA argue that the residential heating discount should not be eliminated until a flourishing competitive market has developed. Enron and NEV argue that the discount should be "portable" regardless of who the provider is. The ALJ concludes that the Company's proposal pertaining to service classification CRS, and Rider BEI be approved, but that the proposal regarding modifications to the All-Electric Service tariff should not be adopted at this time. ID at 252.

III.     EXCEPTIONS AND REPLY EXCEPTIONS
         -------------------------------

Numerous parties filed exceptions and reply exceptions to the Initial Decision. These largely reiterated the positions advocated by the parties during the hearings. Some of the key arguments raised by the parties in their exceptions and reply exceptions are summarized hereinbelow.

A.       Exceptions
         ----------

1.       GPU
         ---

In its Exceptions, GPU takes issue with the ALJ's recommendation that all nuclear and non-nuclear capital expenditures since June 30, 1992, other than Gilbert CT9, not be eligible for stranded cost recovery at this time. GPU argues that the ALJ has misinterpreted the Final Report in her Initial Decision and that all capital additions should be reflected in the stranded cost calculation to the extent it is not superseded by divestiture results. GPU asserts that the ALJ's interpretation of the Final Report may not be consistent with the Board's position regarding stranded cost recovery and that the Board should reconsider her findings. (GPU Exceptions at 15).

GPU also asserts that the ALJ incorrectly concluded that post-rate case capital expenditures are analogous to base rate case type adjustments. GPU argues that this analogy ignores the Final Report's recognition that certain capital additions may be recognized without a rate case; moreover, GPU is not seeking a change in its overall revenue requirement. Id. at 16.

Other parties argued before the ALJ that all capital additions, whether major or otherwise, must pass some sort of market test. GPU argues that the parties do not simply oppose inclusion of such additions because they are not major. Id. at
17. GPU asserts that its maintenance and/or regulatorily-required capital additions occurred while it was assuming full responsibility for the obligation to serve and, thus, it should not be precluded from stranded cost recovery. Id. at 18. Moreover, GPU argues that a market test does not apply to regulatory and routine maintenance expenditures, as some parties contend. To a large extent, GPU's investments were related to safety, regulatory or environmental standards and to improve reliability and working conditions. GPU asserts that it has sufficiently demonstrated the routine nature of these expenditures. Id. at 20-22.

GPU argues that similar Oyster Creek expenditures were allowed in rates at a time when Oyster Creek was determined to be economically viable, during the 1989 Phase II base rate case. Thereafter, the decline in market prices along with Oyster Creek's small size and high cost area hampered Oyster Creek's economics. However, hindsight does not make it acceptable to disallow recovery of prudent costs. Id. at 23.

GPU supports the ALJ's recommendation to treat Gilbert CT9 capital expenditures as stranded costs in the event of no divestiture.

Assuming at the time that there was no divestiture of generation, GPU takes exception to the ALJ's disallowance of estimated future fossil decommissioning costs as included in the stranded cost calculation, arguing that such costs were not speculative and were unavoidable once the plant was built and thus were "sunk costs." Id. at 25.

GPU takes exception to the ALJ's conclusion that GPU had not demonstrated that its method for valuing the market clearing price was reasonable or sufficiently conservative for the protection of ratepayers, as is required under the Final Report. Id. at 27. GPU -- argues that the ALJ inappropriately accepted HB's analyses and real time valuation approach for MCP. Id. at 27. Alternatively, GPU -- recommends that its administrative approach for the market line calculation of energy using its IMPACT model be adopted. GPU used a capacity and ancillary service component in its calculation of the MCP. Id. at 29. GPU asserts that its method takes into -- consideration multiple scenarios and factors as opposed to using a single or limited set of basic assumptions as the other parties have done. Id. at 30. --

According to GPU, HB's analysis is flawed in several respects, as it contains mistakes, inconsistencies between the model and assumptions and PJM rules and uses improper assumptions. GPU asserts that HB's projected all-hours average energy prices for 1998 exceeded those projections for any other party and were different from the actual PJM billing rate from 1992- 1997. Id. at 30. In response to these other alternative approaches and results, GPU took into consideration other plausible scenarios, which indicated that GPU's analysis was in the middle of all plausible outcomes. Id. at 31.

GPU supports the ALJ's lost revenue approach to administratively calculated stranded costs. Id. at 31. GPU also agrees with the ALJ's assessment that the Company has made substantial efforts to mitigate stranded costs for both generation assets as well as NUG related commitments and has shown that it will continue to mitigate these costs. Id. at 32. However, GPU takes exception to the ALJ's recommendation that GPU be required to file a cost mitigation plan and provide the status of current mitigation efforts. GPU argues that the issue has been sufficiently addressed and that such reports are unwarranted, but if directed to do so, it should be done confidentially and not include a "sale of intangible assets" or a recalculation of savings using HB's market line, which GPU argues would be burdensome. Id. at 33.

On the issue of accounting adjustments, GPU supports the ALJ's recommendation that deferred income taxes under FAS-109 be based on the balance sheet amounts and not on an NPV approach. Id. at 33-34.

GPU asserts that its O&M adjustment was rejected by the ALJ based on a false premise that the Company simply assumed a 2.5% inflationary increase. GPU asserts that, instead, it used a "bottom-up" analysis by examining each station's year-by-year requirements. Only certain components were included in O&M, such as the cost rate of labor escalated at the general inflation rate. Id. at 34-35. Thus, its assumptions were based partly on historical and assumed future O&M productivity gains. Id. at 34. GPU argues that the RPA's analysis, which the ALJ supported, was arbitrary and not based on a specific underlying analysis of each station. Id. at 35.

GPU supports the use of the after-tax-weighted-average cost of capital as the discount rate for calculating stranded costs as recommended by the ALJ and HB. Id. at 36.

GPU concurs with the ALJ's conclusions regarding the RPA's proposal on rate of return, stating that the RPA's proposal violates the intent of Final Report and Board Order adopting the Final Report. It argues that the relevance of the ROR is limited to a discount rate in calculating stranded costs and for mitigation. GPU argues that it is inappropriate to use the ROR in determining rate reductions unrelated to those targeted in this proceeding. This proceeding was not intended to be a base rate case. Id. at 36-38.

GPU agrees with the ALJ's conclusion that net proceeds from the divestiture of its assets be used to calculate stranded costs. Moreover, GPU submits that net proceeds in excess of book value should be used to reduce stranded costs. Id. at 39.

GPU supports the ALJ's conclusions and findings on the Oyster Creek amortization, which basically recommend that the Board adopt GPU's proposal to retire Oyster Creek, subject to revisitation if GPU operates Oyster Creek beyond September 2000. Id. at 40-43.

With regard to the issue of GPU's proposed rate reductions, GPU takes exception to the ALJ's finding that the Company has failed to comply with the Board's mandated rate reductions. GPU notes that HB indicated that the GPU's proposed rate reduction was close to the 10% goal established by the Board. GPU proposed a 9.8% rate reduction totaling $184.6 million, of which $96.4, or 5.1%, would be effective upon introduction of competition and $88.2 million, or 4.7%, would be effective in two additional increments effective September 2000 and February 2001. With the phase-out of the MTC, GPU anticipates additional reductions.

GPU takes further exception to the ALJ's decision to exclude the Global Settlement rate reductions and subsumed expenses from the calculation of GPU's compliance with the Board's targeted rate reduction goals. GPU argues that it is being penalized for actions taken sooner than other utilities.

GPU agrees with the ALJ's decision to allow the Oyster Creek annuity savings, the transition cost amortization, rate relief goal adjustment deferred LEAC balances, and securitization savings.

GPU takes exception to the ALJ's finding that Staff's concerns regarding securitization are worthy of further consideration. GPU takes issue with Staff's assertion that, if a return on Oyster Creek were disallowed, securitization would increases rates, arguing that securitization reduces the burden on customers, while not harming GPU or its investors. Id. at 53.

GPU takes further exception to the ALJ's expressed concerns regarding the use of proceeds from securitization. The manner in which a portion of such proceeds will reduce common equity should not be an issue in this proceeding. GPU argues that what a public equity investor does with his/her return on equity capital should not be controlled by the Board, and that this principle should also apply to a single equity holder, such as the holding company infrastructure. Id. at 53.

GPU asserts that a 50% limit on the amount of securitized debt to be issued was only suggested to address concerns regarding the uncertainties surrounding the calculation of stranded costs and that it should not be "punished" for not being able to sell Oyster Creek. Id. at 55. GPU asserts that it has successfully met the five necessary criteria to securitize stranded costs as set forth in the Board's September 19, 1997 Order through its: 1) mitigation efforts; 2) proposed divestiture; 3) the absence of anti-competitive concerns; 4) committed use of proceeds; and 5) the unlikelihood of any negative impact of securitization on its financial condition. Thus, GPU asserts that it should be eligible to securitize up to 100% of its divested generation and Oyster Creek's stranded costs. Id. at 56.

With regard to the unbundling of rates, GPU argues that establishing rates using 1992 test year costs and functional cost relationships would not produce just and reasonable rates. Failure to adjust rates to reflect current costs would result in a revenue shortfall. The Company asserts that using current costs would not result in a rate increase, and would maintain inter- and intra-class revenue recovery neutrality. GPU recommends that the 1996 cost study in MRK-6 should be accepted as the basis to unbundle rates. Id. at 64.

GPU agrees with the ALJ's recommendation to place all residual transmission costs in the delivery function. GPU also takes exception to the ALJ's decision to allocate part of sales expense to generation. GPU argues that such expenses will no longer be present in the future and there will be no generation plant to which to allocate it, following divestiture. Id. at 68.

GPU agrees with the ALJ's decision to not unbundle street and outdoor lighting at this time and to not functionalize street lighting to customer services. Id. at 69.

GPU generally agrees with the ALJ's findings on the MEC, except with her inclusion of HB's market line. The ALJ supported GPU's proposed EAMPE without overhead or other costs but with wholesale power purchase costs with a six month true-up and class specific load weighted MEC charges. She also supported two-way interest at GPU's overall ROR. Id. at 71-72.

GPU concurs with the ALJ' s conclusions on GPU's MTC and NTC. Id. At 73. GPU takes exception however, to the ALJ's recommendation that GPU separately break out other social program costs to the distribution charge. GPU argues that there were never any FERC Uniform System Accounts assigned to track such costs and that no party to this case has shown that it is possible to break out these costs. Id. at 75.

On the issue of regulatory assets, GPU takes exception to the ALJ's decision to exclude unamortized loss on reacquired debt of $30.8 million, GPU asserts that the ALJ erroneously found that GPU had not shown prior Board approval for this regulatory asset. GPU argues to the contrary, stating that its response to discovery request ENR-78 provides the support for its inclusion as a regulatory asset. GPU provides further supporting documentation such as excerpts from testimony and schedules, typical financing orders and a copy of General Instruction 17 of the FERC Uniform System of Accounts. Id. at 79.

GPU takes exception to the ALJ's denial of GPU's request to include $9 million of computer upgrade costs relating to customer information systems as a regulatory asset. GPU asserts that these costs were incurred because of the advent of retail competition qualifying it for recovery through base rates. Id. at 81.

The ALJ did not address Oyster Creek closure costs. GPU requests that the Board adopt its proposal to recovery Oyster Creek early retirement closure costs so that ratepayers are protected from potentially higher costs in the future. Id. at 86.

GPU expresses concerns over the ALJ's recommendation to deny a return on the unamortized balance of the Oyster Creek sunk investment following the September 2000 early retirement date. GPU claims its customers would save $31.1 million over the life of the 11-year annuity as compared to the Oyster Creek revenue requirement embedded in its current tariff rates. GPU argues that investors should not be penalized for the early retirement, which was intended to protect ratepayers.

GPU agrees with the ALJ's recommendation that the Board reconsider the arguments of the parties regarding the inclusion of adjustments to the 1992 cost of service study. If no reconsideration is given, GPU argues that its earnings would be reduced by approximately one-half. Thus, its ability to attract capital and to provide safe and adequate service would be put at risk. Id. at 92.

Lastly, GPU takes exception to the ALJ's decision to not allow the termination of the discount to All-Electric customers, arguing that she failed to recognize that inter-and intra-class neutrality would not be affected by such a termination.

2.       Ratepayer Advocate
         ------------------

The RPA takes exception to a number of the ALJ's findings regarding stranded costs and rate unbundling, as well as to the ALJ's lack of specific findings on certain issues. On the issue of stranded costs, the RPA fundamentally disagrees with the ALJ's failure to address its arguments proffered via testimony and on brief that the utility has neither an underlying legal or equitable right to full stranded cost recovery. Beyond the broader issue of GPU's entitlement to stranded cost recovery, the RPA takes exception to a number of the ALJ's findings regarding the components to be included in the stranded cost calculation. The RPA takes exception to the ALJ's inclusion of $32.659 million in stranded costs for Gilbert CT9, which the RPA asserts to have been an uneconomic, post-rate case capital addition that was never subjected to the Final Report's requisite market test for consideration for stranded cost recovery. On the issue of stranded utility PPA costs, the RPA takes exception to the ALJ's adoption of GPU's after-tax rate of return (8.46%) for use as the discount rate in the stranded PPA cost calculation, as opposed to the 7.2% pre-tax rate of return advanced by the RPA. While the ALJ did not recommend a specific stranded PPA cost, the differential between these two discount rates is principally responsible for GPU's stranded PPA cost projection of $86.97 million and the RPA's recommended $58.83 million. The RPA argues, however, that even if the Board were to adopt the ALJ's discount rate finding, the other recommendations contained in the ID (i.e., the use of HB's market energy prices and modification of the start date of retail competition) serve to reduce the stranded PPA cost to a negative $2.2 million.

The RPA takes exception to other aspects of the ALJ's stranded cost findings. In the areas of mitigation and adjustments to the stranded cost calculation, the RPA argues that the ALJ erred in adopting GPU's use of the nominal rather than the net present value of FAS-109 recoverable taxes. The RPA asserts that the ALJ's adoption of GPU's 1992 cost of capital in the discount rate for computing the present value of market generation revenues should be rejected and replaced with the RPA's recommended current cost of capital, which would provide between $52 and $72 million in above-market revenues for mitigating stranded costs. The RPA further urges the Board to modify the ALJ's recommendation regarding the rate treatment of stranded Oyster Creek costs: the recovery period should be reduced from the recommended 11-year to an eight-year recovery period consistent with the plant's treatment as a generating asset rather than a regulatory asset, with no rate of return applied to the unamortized balance. The ALJ's finding that GPU's NUG mitigation efforts are in compliance with the Final Report should also be modified to include an incentive mechanism to mitigate above-market costs.

The RPA also takes exception to the ALJ's finding against its recommended retail adder to the BGS rate. RPA argues that failure to include a retail margin of at least 2.5 mills will thwart competition by depriving TPSs of their legitimate right to recover the various generation related service and other costs necessarily incurred in the supply of energy and capacity to customers. Absent a retail margin adder to the BGS rate, GPU will be in a position to offer artificially low BGS rates against which TPSs will be economically unable to compete.

On the issue of the minimum rate reduction required with the onset of retail competition, the RPA takes exception to two aspects of the ID, namely, the ALJ's failure to specifically find that GPU did not meet the 5% rate reduction requirement, and the ALJ's failure to address the RPA's recommendation that GPU be required to effect a minimum 10% rate reduction with the introduction of competition. The ALJ left for the Board's consideration the question of whether GPU's inclusion of the Oyster Creek annuity in the computation of the initial rate reduction is approximate. The RPA opposes use of the annuity in the reduction calculation, arguing that it merely shifts costs to future ratepayers rather than effectuating an absolute rate reduction through the annuity recovery period. The RPA also takes exception to the ALJ's finding that GPU properly credited a $23 million overrecovery balance toward the rate reduction, arguing that this deferred balance belongs to GPU's ratepayers regardless of retail competition. Further, the RPA urges the Board to reject the ALJ's finding that GPU be permitted to offset its rate reduction by approximately $10.1 million annually for the amortization of some $72.5 million of costs incurred in the transition to retail competition; these costs are, pursuant to the Final Report, recoverable only through a base rate proceeding. With these adjustments properly recognized, the RPA asserts that GPU fails to meet the minimum 5% rate reduction.

The RPA asserts that the ALJ should have adopted its recommendation for an initial rate reduction of at least 10%. This reduction could largely be achieved by adding the following two adjustments to GPU's $34.4 million, 1.8% reduction: first, the BPU should implement an eight-year amortization of Oyster Creek stranded costs, allowing no rate of return, for an additional $57.2 million or 4.7% additional reduction; and, second, the Board should adopt the RPA's mid-range annual savings to GPU resulting from a reduced, current cost of capital, which would make possible another $62 million or 3.3% in annual reductions. The RPA supports its minimum 10% reduction by analyses showing a high market-to-book value of GPU, Inc.'s stock and strong earnings on common equity.

The RPA takes exception to the ALJ's finding that GPU's proposals generally comply with the Board's guidelines on securitization. The ALJ's general finding contradicts a related finding that GPU had failed to meet the high standards for qualifying any stranded cost for securitization, except for its planned divestiture of generating plant. The RPA urges the Board to limit securitization to no more than 50% of stranded costs (including NUG stranded costs), to authorize securitization only after GPU has exercised all available mitigation measures, and ensure that securitization proceeds are not used by the parent company to subsidize any other activity.

The RPA takes exception to a number of the ALJ's findings on functionalization within the cost of service study used to unbundle rates. Finding that GPU allocated residual transmission investment pursuant to the Final Report (i.e., to the distribution function), the ALJ also noted the RPA's argument that these costs may be more precisely allocated to other functional categories, and recommended that the Board consider initiating a proceeding to review the issue of functionalization. The RPA argues that the Board should convene such proceeding for the express purpose of allocating excess transmission costs to their proper functional category rather than merely considering their functionalization. The RPA takes specific exception to the ALJ's findings on the functionalization of A&G expenses, Oyster Creek O&M and post-retirement benefits other than pensions ("PBOP") costs. Specifically, the RPA argues that $32.3 million of above-market Oyster Creek/Sayreville O&M costs should be refunctionalized from non-Global Settlement regulatory assets to Oyster Creek revenue requirements; A&G allocated to the production component should be increased by $17.1 million; and $10.5 million in production-related PBOP costs should be functionalized to the production component consistent with the functionalization of direct labor costs.

The RPA takes exception to the ALJ's finding with GPU that street and outdoor lighting rates should remain bundled. GPU argued that shopping for these services would be limited because energy consumption represents such a small portion of the total charge. The RPA urges the Board to require GPU to unbundle lighting rates as a matter of its general policy of fostering competition, and argues that, once these services are unbundled, innovative service packages will likely be developed and offered by TPSs.

The RPA takes exception to the ALJ's finding with respect to GPU's design of the Market Energy and Capacity Charge. The ALJ accepted GPU's proposal to incorporate a reconciliation adjustment to the MEC to account for the actual market cost of energy and capacity. The RPA opposes the ALJ's finding, arguing that an MEC true-up is inconsistent with a competitive market. GPU should be subject to both the risk of underrecoveries associated with its estimated average market price for electricity forecasts and the rewards of overrecoveries; this exposure would, in the view of the RPA, provide incentives for GPU to purchase its BGS requirements wisely. The RPA also takes exception to the ALJ's rejection of its proposal to include allocated production overheads in the MEC as legitimate components of BGS.

The RPA takes exception to the ALJ's finding with GPU's recommended NUG Transition Charge, arguing that its inclusion of an annual reconciliation adjustment would insure 100% recovery of NUG costs and provide no incentive for GPU to mitigate above-market costs. Moreover, the RPA opposes as anti-competitive the ALJ's concurrence with GPU's position that NUG stranded cost recovery may be extended beyond the eight-year recovery period of the MTC, possibly by as 19 years when the last of the PPAs expires. The RPA urges the Board to limit NTC recovery to those costs that could not be mitigated, over a maximum 12-year recovery period. The RPA also urges the Board to reject the ALJ's finding that Oyster Creek sunk costs may be recovered over an 11-year amortization period, concurrent with the expiration of the plant's license, rather than the eight-year recovery period in effect under the MTC for other above-market stranded costs.

3.       BPU STAFF
         ---------

Staff takes exception to the ALJ's decision to not consider certain Staff calculations, as these calculations were not introduced in hearing but only in the Initial Brief. Staff argues that this is not a new issue in administrative procedure, and cites to New Jersey Department of the Public Advocate v. New Jersey Bd. of Pub. Utils., 189 N.J. Super. 491, 518 (App. Div. 1983); and I/M/O the Petition of New Jersey Natural Gas Company for Approval of Increased Base Tariff Rates and Changes for Gas Service and Other Tariff Revisions (Final Order Adopting in Part and Modifying in Part the Initial Decision, BPU Docket No. GR89030335J, OAL Docket No. PUC 2633-89, July 17, 1990).

Staff argues that it traditionally makes its recommendations in briefs which are submitted to the parties, after reviewing all the positions of the parties and without necessarily presenting direct testimony.

Staff takes exception to ALJ Sukovich's statement that 92% of GPU's stranded cost claim pertains to power purchase agreements. In fact, it is closer to 64% according to Staff, because recovery of certain Oyster Creek costs should be treated as stranded.

With respect to the free cash flow or lost revenue methods for calculating stranded costs, the ALJ concluded that the results were similar under either method. Staff clarifies her decision by stating that such a result would occur if Staff's proposed equity discounting method was applied. However, if the Company's net-of-tax ROR were applied, the results would not be the same. The ROE must be used to achieve full cost recovery of stranded costs.

Staff recalculates the generation-related stranded costs to include the Sales and Use Tax ("SUT") and to show what these would be on a net-of-tax basis. The recalculation results in a Company net-of- tax amount of $1 billion as compared to Staff's $1.7 billion.

Staff notes that because GPU has no investment in its NUG contracts, and that any above-market NUG payments will be recovered from ratepayers if appropriately mitigated, there is no logical basis for discounting such payments at GPU's allowed rate of return. Unlike revenue requirement generation-related stranded costs which decline as the discount rate is reduced, NUG stranded costs increase as the discount rate is reduced. By contrast, the generation market value or NUG contract payments are not affected by the choice of the discount rate.

Staff questions whether GPU's transition costs are directly related to the electric restructuring process, noting that in GPU's pending proposed reorganization filing (Docket No. EE98050267), GPU asserts that there will be workforce downsizing to eliminate redundancy functions, to provide cost savings to foster more efficiency and productive data exchange among the affiliate companies. Moreover, the computer upgrades will also achieve Y2K compliance. These actions appear to occur in the typical normal course of business, thus these cost expenditures should not be recovered in this proceeding. Staff points out, however, that certain computer upgrades are specific to accommodate retail choice and, thus, should be afforded rate recovery.

Staff takes exception to the ALJ's recommendation that the related FAS-109 recoverable taxes should be based on the pertinent balance sheet amount. Staff supports a net present value approach of the revenue streams. Recoverable taxes represent a future obligation, not one that has already been made. Therefore, GPU is not entitled to earn a return on FAS-109 amounts.

The ALJ is silent on the discount rate for unamortized ITCs. Staff reiterates its position that GPU's allowed rate of return on common equity should be used to discount ITC. That same allowed rate of return should be used as the discount rate in determining GPU's stranded costs. Staff argues that the revenue shortfall occurs when there is less than full cost recovery, when market revenue is less than the revenue requirement. Therefore, the shortfall results from a reduced return on common equity. Thus, Staff reaffirms its position to use the allowed rate of return on common equity as the discount rate. Using the allowed rate of return on common equity as the discount rate guarantees that exact recovery of the invested capital can be achieved.

Staff takes exception from the ALJ's finding that Staff did not state a definitive position nor recommend a specific ROR. Staff relies upon an imputed ROE equal to 90% of the embedded cost of long-term debt, the ROE adopted by the California Public Utility Commission. Staff states that the ALJ erroneously did not consider this proposal, stating it was not subject to discovery or cross-examination. Although Staff made no recommendation as to the appropriate rate of return on common equity, Staff suggests, however, that the Board consider a range of alternatives in determining GPU's rate of return on common equity.

Staff agrees with the ALJ's recommendation that GPU and other parties should be allowed to file supplementary securitization analyses to remedy omissions and deficiencies in securitization portion of GPU's filing.

Staff disagrees with the ALJ's adoption of the Company's overall proposal for Oyster Creek. Assuming Oyster Creek is retired, Staff argues that the Board should only allow a full pre-tax return on the unit prior to its retirement. Moreover, the level of return should be consistent with the allowed return on stranded costs. Once the unit is fully retired, the Board should either permit no return or a return at a level below the full pre-tax rate proposed by GPU. In addition, the return allowance should reflect the lower rate base attributable to the additional deferred income taxes that will result upon the unit's retirement.

Staff recommends that the BPU consider unbundling GPU's rates via the revised COSS submitted by GPU on March 4, 1998, which reflects the actual cost allocation methodology and test year costs approved in the last base rate case. The study was revised to further reflect the reallocation of all prior Board approved generation related regulatory assets to the distribution function, the reallocation of $134 million related to Oyster Creek depreciation expense, plant balance revenue requirements and over market O&M costs to a subcategory of the distribution function, and effects on integral allocators. This study also considers the global settlement adjustments.

Staff notes the Board's stated intent in its February 9, 1998 Order to possibly consider further updated cost information in the context of the restructuring proceeding.

Staff takes exception to the ALJ's decision regarding inter-functional shifting of certain costs. Specifically, Staff urges the Board to place certain base rate DSM costs into the Societal Benefits Charge. Moreover, Staff notes that HB found a $22-million increase in the distribution expense related to DSM which would be better placed in the SBC. Staff opposes the ALJ's conclusion that street and outdoor lighting should not be unbundled at this time, stating that the market should decide whether significant opportunities exist for these specific classes. Street lighting may be a cost area where municipalities may solicit bids from third party suppliers. Thus, Staff asserts that GPU should be able to unbundle such services.

Staff recommends consideration of a one-year Market Energy and Capacity Charge as an alternate option to the six-month MEC adopted by the ALJ. Staff further highlights the advantages and disadvantages of each proposal. Staff also reiterates its position that the Board consider two options for calculating the Market Transition Charge, a variable and a fixed charge.

Finally, Staff takes exception to the ALJ's recommendation to not adopt a separate mechanism for the recovery of non-distribution-related regulatory assets, stating that a Regulatory Asset Transition Charge would ensure that the amount recovered in rates would be consistent with the approved cost recovery balance.

4.       Independent Energy Producers of New Jersey
         ------------------------------------------

IEPNJ also filed exceptions to the Initial Decision. Although in agreement with most aspects of the Initial Decision, IEPNJ took exception to four areas.

IEPNJ asserts that the ID incorrectly endorsed a proposal to have the NUG charge annual true-up subject to a market based appraisals. IEPNJ asserts that such an approach is unreasonable, contrary to law, and violative of the Federal Court's decision in the Freehold case. Moreover, IEPNJ argues that such an approach is inconsistent with the Final Report and the NTC mechanism, which would provide recovery by parties of future above-market payments to NUGs.

IEPNJ further expresses concern regarding the ALJ's recommendation that GPU file a plan outlining specific mitigation activities. IEPNJ does not want the ALJ's recommendation to be construed to force NUGs to renegotiate their contracts.

IEPNJ argues that the Initial Decision should have included the NTC as part of the MTC. Not doing so may result in more confusing bills.

Lastly, IEPNJ asserts that adoption of GPU's Oyster Creek annuity recommendation would preclude the opportunity for greater rate reductions.

5.       Mid-Atlantic Power Supply Association
         -------------------------------------

MAPSA takes exception to certain COSS and rate design recommendations in the ID that, in its opinion, would adversely affect the competitive marketplace. The ALJ's recommended MEC is designed to recover wholesale generation costs only, excluding retail costs that will be incurred by TPSs in the provision of service. As a result, MAPSA asserts that TPSs would be forced to compete against an artificially low retail price, resulting in an anti-competitive advantage to GPU. MAPSA asserts that the ALJ misconstrued the Final Report to prohibit the inclusion of retail costs; alternately, MAPSA argues that if the Board intended in its Final Report to exclude retail costs from the MEC, then the Board should modify its position to arrive at a rate that will promote competition. MAPSA urges the Board to include within the MEC the retail cost components identified by witnesses Rosen and Gabel; the resultant retail adders recommended for Board implementation are .65 cents/kwh for industrial customers and .75 cents/kwh for all other customers. MAPSA takes exception to the ALJ's adoption of GPU's proposed six-month reconciliation of MEC rates and urges the Board to adopt Staff's annual true-up of the MEC. MAPSA contends that MEC reconciliations occurring more frequently that once a year will create customer confusion and unnecessary expense. An annual true-up of the MEC would render it consistent with the annual LEAC adjustments to which customers have become accustomed. MAPSA takes exception to the ALJ's decision that street and outdoor lighting rates not be unbundled at this time, despite the ID's finding that there could be potential benefits to lighting customers in a competitive environment. MAPSA urges the Board to order GPU to submit an unbundled street lighting proposal. MAPSA takes exception to the ALJ's failure to address its recommendation that non-generation related tariff benefits should be portable when customers opt for TPS service. MAPSA argues that the denial of such benefits to shopping customers would effectively create an anti-competitive advantage for GPU, since these benefits would only be available for customers taking energy supply service from the Company. MAPSA recommends that the Board order the portability of all such non-generation benefits for customers purchasing generation services from alternate suppliers.

Additionally, MAPSA asserts that the COSS recommendation of the ALJ reflects an overallocation of costs to non-competitive, monopoly service functions and an underallocation of costs to the competitive generation function - the costs that are the basis for the MEC. Further, MAPSA argues that while the ALJ recognized the merit of its argument for a differentiated rate of return between functional cost components, the adopted COSS does not reflect the ROR differentials; specifically, MAPSA urges the Board to increase the rate of return for generation by 1.45% and decrease the RORs for transmission and distribution by ..34% to reflect the new risk profile for these services in a competitive environment.

6.       New Jersey Business Users
         -------------------------

NJBUS takes exception to the ALJ's findings regarding rate reductions, the cost of service study used to unbundle rates, rate unbundling and stranded costs. NJBUS asserts that the ALJ erred in not recommending a specific level of rate reduction, in not finding for an immediate 15% reduction to rates, and in not ordering further rate reductions after the divestiture of generating assets, which should accrue O&M expense and other savings to the Company. Further, NJBUS argues that the ALJ erred in failing to recommend the following: that GPU be permitted either no rate of return or a reduced rate of return in the calculation of stranded costs; that the 15% rate reduction recommended by NJBUS be, in part, funded from the $208.6 million in previously achieved workforce reduction cost savings; that the $70.5 million in workforce and computer system changes not be used to offset the rate reductions; and that amortization of the Freehold and Crown Vista NUG buyouts not be considered as part of the rate reductions.

Regarding the cost of service study used to unbundle rates, NJBUS argues that the ALJ erred: by recommending that the BPU consider revisions to the cost study in evidence as revised Exhibit S-7; by recommending that transmission service revenue requirements in excess of the FERC-based revenue be allocated to the distribution charges; by recommending that the BPU use its discretion in determining whether or not to review GPU's cost allocation shifts from competitive to non-competitive services; and by failing to find that the impact of rate unbundling upon GPU's financial status can only be properly evaluated in a base rate case as opposed to the instant proceeding.

NJBUS argues that the ALJ erred in several aspects of her rate unbundling decision which, taken together, will preclude the development of a robust competitive market. The errors complained of include: the finding that the MEC used to calculate BGS rates be based solely upon the wholesale spot market; the absence of a finding that the MEC be based upon average costs rather than incremental costs; the finding that the MTC be residually set and based upon the lost revenue rather than free cash flow method; and the implicit finding that the BGS be based upon the wholesale spot market price for electricity.

On the issue of stranded costs, NJBUS contends that the ALJ erred by not finding or recommending that: GPU's sites held for future use should be valued in the stranded cost calculation; NUG stranded costs should be calculated annually rather than projected; stranded costs should be calculated using the free cash flow method rather than the lost revenue method; the retail, not the wholesale Market Energy Price be used to calculate stranded costs; a zero or reduced rate of return be used to calculate stranded costs; and NJBUS' proposal for NUG mitigation be adopted.

7.       New Jersey Commercial Users
         ---------------------------

The ALJ deferred to the Board a determination on the propriety of GPU's request to include, within the minimum rate reduction, the base rate reduction associated with the Oyster Creek annuity. NJCU argues that the Oyster Creek annuity adjustment to base rates is merely a cash flow rearrangement that provides no real savings to ratepayers; by extending the recovery period for these costs, GPU is merely stretching out the recovery, not reducing it. NJCU argues that the Board should not include the annual savings from the adjustment in the minimum rate reduction. NJCU concurs with the ALJ's finding regarding the difficulty of assessing the financial impact upon GPU of the various rate reductions scenarios. However, NJCU recommends that the Board adopt the stranded cost and rate reduction recommendations of its witness, Dr. Goins, whose testimony calls for a shareholder/ratepayer sharing of identified stranded costs; a minimum of a 10% rate reduction in the time frame set forth in the Final Report; and exclusion of the Global Settlement and Oyster Creek annuity rate reductions.

While generally agreeing with the ALJ's findings on cost of service, NJCU does not believe the ALJ addressed certain outstanding COSS issues with her adoption of Exhibit S-7. Principal among these issues is GPU's apparent substantial overallocation of A&G expenses to the non-production functions, an issue not resolved through the selection of Exhibit S-7. The NJCU also notes the ALJ's deferral to the Board of NJCU's argument that rates not be unbundled on the basis of the 1992 COSS methodology. NJCU contends that the 1992 COSS overallocates production costs on the basis of energy consumption, resulting in high load factor customers bearing a disproportionate burden for production related revenue requirements. NJCU thus recommends that the Board initiate a review of the 1992 COSS methodology as well as alternative cost of service methodologies from the perspective of correcting perceived inter- and intra-class cost shifting.

8.       New Jersey Public Interest Intervenors
         --------------------------------------

NJPII takes exception to the ALJ's inclusion in the quantification of stranded costs of some $32.659 million of post rate case capital additions associated with the Gilbert CT9. NJPII notes that the ALJ found that GPU had failed to substantiate that the balance of its post-rate case capital expenditures passed the market test required for stranded cost consideration. It asserts that the ALJ erred in not addressing the testimony and argument of NJPII that GPU had not met the necessary burden of proof for inclusion of Gilbert CT9 capital expenditures. NJPII points out that a number of other parties also argued against inclusion of these costs and that their positions were also not addressed in the ID. NJPII asserts that GPU circumvented the market test required under the Electric Facilities Needs Assessment Act ("EFNA") when the plant was constructed by understating its capacity rating. By rating the unit at between 133 megawatts ("mw") and 141 mw in 1993, GPU avoided the threshold capacity value at which point EFNA's market test would have been triggered; Gilbert CT9 has generated as high as 170 mw in 1996. Had the EFNA review been performed, NJPII contends that more economic alternatives to Gilbert CT9 would likely have been indicated; i.e., Gilbert CT9 would have failed this market test. Further, NJPII points to GPU's concession that the economics of the unit have changed for the worse since the original forecasts were made attendant to its construction; based upon this track record, NJPII argues that GPU's estimates of future capital additions and O&M expenses for the unit should be discarded. NJPII concludes that the Board should reject the ALJ's recommendation and deny inclusion of any Gilbert CT9 capital expenditures pending divestiture of the unit, when the actual market value of the unit will become known.

NJPII supports the ALJ's recommendation that the Board await GPU's planned divestiture of its generating units and determine stranded costs based upon the actual market value realized with divestiture. However, NJPII takes exception to what it perceives as the ALJ's leaving open an administrative valuation of stranded costs, arguing that in addition to the uncertainties and inaccuracies inherent in rendering administrative quantifications, an announcement by the Board of such stranded cost valuation would adversely affect the divestiture process and the bids received by GPU for its facilities. Attempts to administratively estimate these costs may result in the same errors that have given rise to the current $1.5 billion of estimated above-market NUG contract costs. An incorrect determination could also greatly impact the ability of new market entrants to supply power and services to customers. Divestiture would resolve all of these potential pitfalls and promote effective stranded cost mitigation; thus, NJPII argues that divestiture should be the only means adopted by the Board for determining stranded costs.

NJPII urges that the level of securitization should be determined by the BPU only upon divestiture of assets. Basing securitization amounts on administrative estimates would lock into the new debt obligations these potentially erroneous valuations. NUG stranded costs should not be securitized, as this could increase the burden of stranded costs associated with these contracts. NJPII argues against an administrative quantification of NUG stranded costs, instead recommending that these contracts be paid out over their terms.

9.       New Jersey Transit
         ------------------

NJT takes exception to the ALJ's decision with respect to COSS and rate reductions. Specifically, NJT asserts that the ALJ failed to address its recommendation that a second phase of unbundling proceedings be commenced to update the COSS. NJT argues that use of a 1992 vintage COSS, even if updated for the Global Settlement, is inappropriate and should be updated. The ALJ specifically did not rule on this recommendation based upon her understanding of the Board's directives regarding areas to be investigated in the OAL proceedings. NJT asserts that the Board did, in fact, direct the OAL to review and make recommendations concerning the 1992 COSS and that the ALJ's recommendation to utilize Exhibit S-7 is consistent with that Board directive. NJT therefore concludes that the ALJ erred in not rendering a finding on the NJT recommendation to update the COSS. NJT recommends that the Board commence such a second phase of the unbundling proceedings.

NJT takes exception to the ALJ's failure to address its argument that future rate decreases be effectuated in a manner consistent with cost-based rate design principles. That is, rather than allocate rate decreases on an across-the-board basis, the interclass decreases should be allocated on the basis of class cost causation. If it is not possible to precisely desegregate the decreases to reflect the cost causality of all of the unbundled components, then the decreases should be allocated on a per kwh basis, consistent with the energy related recovery of the new Societal Benefits Charge.

10.      PSE&G
         -----

PSE&G takes exception to the ALJ's determinations regarding recoverable post-rate case capital additions, as well as the bases upon which such recommendations were rendered. PSE&G takes exception to the ALJ's finding that all post-rate case capital additions must have passed a demonstrable market test for inclusion in stranded cost recovery. PSE&G argues that the requirement of a market test on capital expenditures short of major expenditures is inconsistent with the Final Report and would result in irrational decisions on the part of utilities facing the necessary operation and maintenance of their generating units. PSE&G asserts that the Final Report provides that only major capital additions such as plant repowering projects, investment in new generating stations and major upgrades that change the basic design of the unit be subjected to a market test. To require utilities to perform a market test on additions short of major investments would hamstring a utility's ability to restore needed facilities to service in response to routine maintenance or safety requirements. PSE&G contends that the ALJ has inappropriately expanded the scope of the market test requirement to include all capital additions, including routine maintenance. While PSE&G concurs with the ALJ's decision to include Gilbert CT9 in the quantification of stranded costs, it takes exception to the ALJ's implication that a market test was required. PSE&G cites the Board's December 21, 1994 Order, which indicates that GPU was under no legal requirement to perform a market test prior to committing to the Gilbert CT9 project, but that cost recovery would be conditioned upon a demonstration of prudency. This, PSE&G argues, represents the traditional reasonableness/ prudency test required for Board approval of cost recovery and is not tantamount to the market test requirement utilized by the ALJ. Finally, PSE&G takes exception to the ALJ's additional standard that post-rate case capital expenditures are eligible for recovery only if they are "major in nature." PSE&G argues that the ALJ's inclusion of a major in nature threshold has no foundation in the Final Report, and that her definition of what level of investment constitutes a major investment is arbitrary. PSE&G urges the Board to reject the ALJ's interpretation of the Board's standard regarding the inclusion of post-rate case capital additions among recoverable stranded costs.

B.       Reply Exceptions
         ----------------

1.       GPU
         ---

In its reply exceptions, GPU criticizes the RPA for revisiting the entire Energy Master Plan process and the fundamental concept of stranded costs which is established Board policy.

GPU replies to those parties critical of Gilbert CT9's inclusion as a stranded cost, arguing that GPU conducted a market test which was not necessary, since the Board found that a prudency test would govern future eligibility of related costs. GPU asserts that no parties have challenged the prudency of GPU's investment in Gilbert CT9.

GPU clarifies its position regarding a retail adder, arguing that while the retail price of electricity is likely to be greater than the wholesale price, it is not relevant to the calculation of stranded costs. GPU further argues that the revenue requirement and cash flow methods for determining stranded costs result in levels that are substantially the same.

GPU defends its cost mitigation efforts, saying that it had already made substantial headway in this area and that the proposed rate caps indicate the Board is not interested in reviewing each case of mitigation. GPU argues that its efforts should be found to be more than sufficient to warrant recovery of all remaining stranded costs.

GPU further argues for using the after tax weighted average cost of capital instead of a pre-tax or equity-based discount rate put forth by the RPA and Staff. GPU also reiterates its arguments against the RPA's ROR proposals.

GPU responds to the RPA's objection to the ALJ's decision to allow all employee retraining and severance-related costs be taken into account in determining net proceeds, noting that the Board, in its June 16, 1998 Order on Auction Standards, Dkt Nos. EO97070460, et al., stated it will consider the mitigation of impacts on the incumbent generation workforce of the utility.

GPU clarifies that it does not intend to securitize its operating NUG contracts. GPU reiterates its prior arguments for use of the 1996 COSS, and argues that there is no basis for initiating a separate proceeding to ensure that the residual transmission costs are not allocated to another function. GPU further argues that Staff's adjustment regarding load management should not be adopted.

GPU asserts that a LEAC-type approach to recovery of fixed capacity related costs would cause a huge shift in inter-class rate responsibility and would violate the Board's mandated rate and revenue neutrality policy. Moreover, GPU assets that a LEAC approach to energy costs would be inconsistent with a competitive energy market.

GPU further opposes Staff's proposed annual adjustment mechanism for BGS, stating that it would produce greater variances between the bid price and the actual market price.

GPU finds flaws with Staff's recommendation that the Market Transition Charge be fixed and that the Market Energy and Capacity charge be allowed to be the residual rate component, arguing that BGS customers could pay above-market MEC charges.

GPU opposes the establishment of a Regulatory Asset Transition Charge and the ten-year limit on recoveries put forward by Staff. GPU further rejects Staff's proposal that any return allowance on Oyster Creek should reflect the lower rate base attributable to the additional deferred income taxes that will result upon the unit's retirement for tax purposes.

2.       Ratepayer Advocate
         ------------------

The RPA replies to the exceptions of several parties regarding stranded costs, rate unbundling and the tax issues. Reiterating its litigated positions, the RPA's replies generally recommend rejection of the arguments raised in GPU's exceptions, as summarized below.

The RPA argues that GPU is wrong to assert an unequivocal right to full recovery of stranded costs and has mischaracterized the Final Report to support its position. Some recovery may be warranted, but the Board should determine that amount consistent with the RPA's recommendations. The bulk of GPU's post-rate case capital additions should not be deemed recoverable stranded costs, since they have not passed the requisite market test; if GPU believes these costs to have been reasonably incurred, the Company should file a base rate petition seeking recovery. The RPA urges rejection of GPU's exception to the ALJ's exclusion of fossil decommissioning costs from stranded cost recovery, arguing that the future uncertainty of GPU's fossil generating units - whether they are sold, decommissioned, or refurbished - renders speculative any estimation of decommissioning costs. The RPA urges rejection of GPU's position, upheld in the ID, that FAS-109 recoverable deferred income taxes be included on a nominal, rather than present value basis for stranded cost recovery. The RPA argues that the nominal tax amount will overrecover and effectively provide GPU with a return on these expenses, a result that is inappropriate given that these taxes are a future obligation. GPU and the ALJ are recommending a level of recovery that exceeds what would occur under traditional ratemaking; it is an improper result that should be rejected by the Board.

Regarding the quantification of stranded costs, the RPA reaffirms its position that the current, pre-tax cost of capital is the appropriate discount rate for calculating stranded costs rather than the after-tax cost of capital from the 1992 base rate case, as recommended by GPU and the ALJ. Further, the RPA argues for use of its proposed cost of capital for purposes of quantifying a level of stranded cost mitigation available to GPU. The RPA favors a quantification of net stranded costs based upon the results of divestiture rather than administrative estimates. However, if the Board adopts the use of an administrative estimate, it should not utilize the flawed GPU MCP forecast. While the RPA does not find the ALJ's adoption of the HB's MCP forecast particularly objectionable, it nevertheless urges the Board to modify the ID and adopt its forecast, which approximates HB's quantification.

The RPA reaffirms the legitimacy of certain of its adjustments to the level of stranded costs. First, it urges the Board to reject GPU's exception to the ALJ's finding that GPU's escalation of O&M expenses - at an annual inflation rate of 2.5% - be reduced by 1% annually to account for productivity improvements spurred by competition in the generation business; this adopted RPA adjustment reduces stranded costs by $30.11 million. The RPA urges the Board to order that the full net proceeds of divestiture be used to mitigate the total amount of net stranded cost recovery. Further, if the Board adopts the RPA's recommendation that Oyster Creek stranded costs receive no return from the beginning of retail competition, or if the Board adopts the ALJ's recommendation for no return on Oyster Creek costs after September 2000, then it would be appropriate to use the divestiture proceeds to first mitigate other stranded costs (particularly the $1.5 billion of NUG stranded costs), leaving the mitigation of Oyster Creek stranded costs for last. The RPA asserts that recovery of the net stranded costs of Oyster Creek, with no return on the investment, over an eight-year period consistent with the design of the MTC, would best serve GPU's ratepayers and acknowledge the uneconomic character of the plant.

The RPA urges the Board to reject GPU's exception to the ALJ's finding that it has not complied with the Board's directive on rate reductions. Specifically, the ALJ found, and the RPA agrees, that the rate reduction and subsumed expenses accounted for in the Global Settlement are not appropriately included in the quantifications of the minimum rate reductions, as GPU had proposed. The ALJ's finding that GPU had failed to demonstrate that its proposed securitization of stranded assets had passed the five requisite tests for such consideration was also contested by GPU. The RPA supports the ALJ's finding and urges the Board to reject GPU's argument, deny the securitization of any Oyster Creek stranded costs, and to develop a means of ensuring that securitization proceeds cannot be used by GPU's parent company for any other purpose but to reduce rates in the Company's New Jersey service territory.

The RPA briefly addresses a number of GPU's exceptions to the ID regarding rate unbundling. On the issue of cost of service, the RPA urges the Board to adopt the ALJ's conclusion that the COSS denoted as Exhibit S-7 be used to unbundle the Company's rates. Exhibit S-7 employs 1992 costs and the COSS methodology used in the 1992 base rate proceeding, the Company's last base rate case. GPU and Staff argue for use of the COSS known as the "March 4 Submission" which utilizes the 1992 COSS methodology and updated 1996 costs: the ALJ concluded that this study does not comport with the Final Report. The RPA argues that the parties were not afforded an opportunity to fully examine the March 4 Submission, and if the Board chooses to adopt it then additional discovery, testimony and hearings should be provided to permit its full examination. The principal difference between the 1992 and 1996 cost data is a substantial shift of costs from the production to the distribution function over that time; if recognized as the legitimate COSS, the study using 1996 data would result in a shift of revenue requirement from the production to the distribution component of rates. The RPA perceives such cost shifting as not only violative of the Board's unbundling directives, but as an improper means of effecting a distribution rate increase that should only be considered within the context of a base rate case. The RPA urges the Board to reject the GPU and Staff arguments and uphold the ALJ's decision to use the Exhibit S-7 COSS to unbundle rates.

The RPA reiterates its support for the ALJ's suggestion that the Board consider initiating a proceeding to consider the functionalization of transmission costs in excess of those corresponding to the current FERC rate. While the ALJ found GPU's functionalization of excess transmission costs to the distribution component consistent with the Final Report, she also indicated support for the RPA's position that these costs deserve a closer look with an eye toward possible functionalization to other cost categories. The RPA also reaffirms its position taken in its exceptions, as described above, regarding the functionalization of $17.1 million in A&G expenses, $32.3 million of Oyster Creek/Sayreville above-market O&M costs and $10.5 million of PBOP expenses.

The RPA rejects GPU's contention that street and outdoor lighting rates not be unbundled at this time, citing Staff's and other parties' positions that all customer classes be afforded the opportunity to benefit from competitive, unbundled rates. The RPA recommends that the Board modify the ID and order GPU to submit unbundled lighting rates. The RPA reiterates its arguments detailed in its exceptions regarding the use of retail rather than wholesale costs in designing the MEC and the exclusion of a reconciliation adjustment to true-up BGS costs. The RPA also continues to recommend a 12-year maximum NTC, inclusive of an incentive mechanism designed to encourage the mitigation of above-market NUG costs. Regarding GPU's proposal to terminate its residential All-Electric Service provision, the RPA supports the ALJ's finding that the Board should consider in greater detail the impacts on customers prior to terminating this service.

The ALJ rejected GPU's treatment as regulatory assets some $70.5 million in restructuring related costs, including a $9 million computer upgrade, and $30.8 million of unamortized losses on reacquired debt. The ALJ also rejected the inclusion of the net plant balances of Sayreville units 4 and 5 in regulatory assets, given that the plants had not yet been retired; the RPA concurs with these recommendations. The RPA is not opposed to the RTC proposed by Staff to include all non-distribution- related regulatory assets. The ALJ rejected a separate production-related regulatory asset charge as contrary to the Final Report. The RPA, however, recommends that should the Board modify the ID to provide for an RTC, the period of recovery of RTC costs should be limited to the four-to-eight year duration specified for stranded cost recovery via the MTC. The same logic is applied to the RPA's recommended eight-year recovery for Oyster Creek stranded costs, rather than the 11-year period recommended by the ALJ. The RPA rejects GPU's argument that the ALJ's denial of a return on Oyster Creek's unamortized balance after its projected early retirement date is a disincentive to uneconomic plant closures.

The RPA addresses a number of tax issues raised by the Staff in its exceptions, urging that, if the Board intends to issue rulings on any of the recommendations, it should first permit the parties their right to a full examination of each one in the context of further hearings. The RPA disagrees with Staff's assertion that both owned generation and NUG stranded costs must be quantified on either a revenue requirements basis (i.e., after-tax basis) or a net-of-tax basis. GPU had submitted its owned generation and NUG stranded costs on a revenue requirements basis; Staff submitted a net of tax quantification of these costs in its exceptions for comparison purposes. The RPA asserts that there should be no tax gross-up of stranded costs, an adjustment which increases GPU's owned generation stranded costs by nearly 70% above the net-of-tax valuation. The RPA asserts that NUG stranded costs reflect expenses to the Company and should, therefore, not be grossed-up for taxes. The RPA concurs with Staff that the discount rate used to compute the present value of net stranded costs should be consistent with the manner in which stranded costs were quantified: i.e., if a net-of-tax revenue valuation is employed to determine stranded costs, the discount rate should be the pre-tax rate; if the stranded cost valuation is grossed-up for taxes, meaning that it is set on a revenue requirements basis, then the after-tax discount rate should be employed to calculate the present value. The RPA also concurs with Staff's recommendation that the discount rate should be based upon GPU's current cost of capital rather than the cost of capital from its 1992 base rate case. The RPA urges further examination of these issues raised by Staff and reserves its opportunity to further comment upon them.

3.       BPU Staff
         ---------

In its reply exceptions, Staff reiterates its support for the lost revenue method to determine stranded costs; however, it also points out that both methods have similar results when all the same assumptions are employed.

Staff argues for a modified limit test, which would allow the net tax gross-up required to achieve recovery of the net booked investment as if the unit was being retired. Moreover, the test would provide the residual gross-up that remains after all sources of tax savings have been reflected under these revisions. The relevant plant balance would be limited to the lower of the test year level, or the level existing as of the date for which the stranded cost determination is made by the Board.

Staff points out that GPU failed to include the SUT in making its estimates of certain stranded cost components. Moreover, the step-up in the tax basis of utility assets, including generating facilities, to net book value as of December 31, 1997, for purposes of computing depreciation deduction for Corporate Business Tax purposes was not reflected in the Company's generation stranded costs.

Staff attaches summaries of rate of return allowances recently approved by other state public utility commissions. Staff also calculates the levelized revenue requirement for recovery of Oyster Creek sunk costs at approximately $16 million using the beginning balance of Oyster Creek accumulated deferred income tax.

4.       Independent Energy Producers of New Jersey
         ------------------------------------------

In its Reply Exceptions, IEPNJ touches upon several contradicting statement made by parties. IEPNJ asserts that the market based method for calculating NUG stranded costs recommended by.BPU DOCKET NOS. EO97070458, EO97070459 and EO97070460 46 NJICG and NJBUS would not allow full and timely recovery of NUG contract costs. IEPNJ further asserts that NJICG also ignores well-settled case law regarding utility recovery of Board-approved NUG contract costs.

5.       Mid-Atlantic Power Supply Association
         -------------------------------------

MAPSA compliments the position taken by NJBUS in its brief on exceptions regarding the necessity of setting the MEC on retail rather than wholesale generation costs. MAPSA states that customers' rates - including the customers represented by NJBUS - will not be reduced in a marketplace where prospective competitors are forced to compete against an MEC set below the actual cost to provide generation service. MAPSA asserts that, in its brief on exceptions, NJICG erroneously supports setting the MEC on a simple pass-through of energy and capacity costs; despite NJICG's stated desire to ensure the development of the competitive market to benefit its members, MAPSA views their position as an oversight of the negative practical effect that a wholesale based MEC would have on such market. MAPSA reaffirms its recommendation that the Board adopt the retail adders quantified by its witnesses Gabel and Rosen. MAPSA disagrees with the RPA's position taken in its exceptions that the retail adder should include only Dr. Rosen's A&G expense quantification, which would, in its view, result in a below-cost MEC. MAPSA urges the Board to adopt its fully quantified retail adders of .65 cents/kwh for industrial customers and .75 cents/kwh for all other customers. Finally, MAPSA urges to Board to reject GPU's position, which is reaffirmed in its exceptions, that the Company be permitted to terminate or modify certain special tariff benefits that offer discounts to energy and capacity charges. GPU proposes to grandfather these provisions for existing customers who continue as full service customers with the company. MAPSA urges rejection of this recommendation as anti-competitive and discriminatory; MAPSA further urges the Board to ensure that these tariff benefits are afforded to customers regardless of their generation service supplier.

6.       New Jersey Commercial Users
         ---------------------------

NJCU replies to the exceptions of GPU regarding the functionalization of residual transmission costs. The ALJ determined that GPU had complied with the Final Report by functionalizing excess transmission costs to the distribution function exclusively. However, the ALJ also concurred with the arguments of NJCU and other parties that could perhaps be more precisely functionalized to more than simply distribution. The ID thus recommends that the Board consider initiating a proceeding to determine the proper functionalization of these costs. NJCU recommended that such proceeding be commenced within 24 months so as to not obstruct the current unbundling proceeding. NJCU thus argues that GPU is not correct to assert that the ALJ has concurred with its functionalization of excess transmission costs; NJCU maintains that the Board proceed with the ALJ's suggestion to convene a separate proceeding to address this functionalization issue.

7.       New Jersey Public Interest Intervenors
         --------------------------------------

NJPII asserts that GPU has, in its exceptions, either supported positions taken by NJPII or offered no new arguments against NJPII's positions. NJPII reasserts its position that the BPU not establish an administratively determined level of stranded costs, but instead await the completion of the divestiture process. In support of its position, NJPII points to GPU's exceptions to the ALJ's disallowance of post-rate case capital additions, wherein GPU asserts that its planned divestiture will render this issue moot. NJPII notes that its opposition to the inclusion in stranded costs of Gilbert CT9 post-rate case capital additions is not meant to indicate its support for an administratively determined stranded cost level; rather, this exclusion should be made only if the BPU decides to render an administrative valuation, an approach which NJPII strenuously opposes. NJPII replies to the position taken by GPU in its exceptions that no objections were made alleging that any of the post-rate case capital additions were either imprudent or inappropriate, citing its previous arguments opposing stranded cost recovery for Gilbert CT9. NJPII contends that divestiture will resolve outstanding issues regarding administrative valuations, and will likely result in negative stranded costs as plants are sold at above book prices. NJPII urges the BPU to postpone making a stranded cost valuation until actual market prices of owned generation are known through divestiture of these assets.

NJPII argues that GPU has offered no new evidence to support its position that it is entitled to securitize all stranded costs, rather than the maximum 50% found by the ALJ. NJPII urges the Board to reject GPU's claim to full stranded cost recovery.

NJPII asserts that GPU has not addressed the issue of the appropriateness of securitizing NUG stranded costs. NJPII argues against the securitization of the substantial NUG stranded costs for the reasons set forth on brief and in its exceptions: principally, securitization will only increase the stranded cost burden of these contracts. Rather, NJPII argues that NUG contracts be paid out over their lives or until the contracts are sold or bought-down.

IV.      RESTRUCTURING PROCEEDING
         ------------------------

As noted above, evidentiary hearings were held before former Commissioner Carmen
J. Armenti on the identified restructuring issues from April 27 through May 28, 1998. This was followed by the submission of Briefs and Reply Briefs. Key elements of the briefed positions of various parties with respect to certain specific, non-generic restructuring issues relevant to the GPU filing are summarized below.

A.       Basic Generation Service
         ------------------------

GPU does not propose a specific BGS rate, but rather proposes a monthly pricing option, whereby the Company would buy power, through a competitive RFP process, from the wholesale market to supply BGS customers. It would supplement the competitive procurement with power from undivested generation resources. Under the GPU proposal, the BGS rate would change monthly. (GPU Initial Restructuring Brief ("lRB") at 52-66).

GPU proposes that BGS be priced based on a pass-through of the market-based cost of supply plus applicable administrative fees, including any costs associated with risk management techniques for hedging price and volume risk. GPU indicates that under its proposed pricing option, "gaming" would not be a concern and therefore, customers would not be required to make a long-term commitment for BGS service. (GPU Reply Brief at 45).

The RPA proposes that all utilities solicit competitive bids for sufficient capacity and energy to supply BGS for an initial two year period. The RPA proposes that energy suppliers put in a bid to the local distribution company to provide energy and capacity for BGS for a two-year period. (Exhibit RA-13, p.
49). The RPA indicates that this could include short-term, as well as portfolio purchases. The RPA asserts that this would ensure that BGS customers would benefit from a competitive energy market, and would also result in less price volatility than with a BGS price that fluctuates over a short time frame. The RPA points out that under its proposal there would be no need for a true-up, because the risk of market price fluctuations would be on the successful bidder.

The RPA proposes that the BGS rate/shopping credit be based on a competitive bid process for both energy and capacity. (Exhibit RA-15, p. 4). The RPA asserts that the competitive low bid, which should be reviewed by the Board, would become that utility's standard offer rate for generation under BGS, and would also need to include a retail margin encompassing administrative and general costs incurred serving retail customers, including a cost for marketing. The RPA argues that the competitive bid process would also provide the Board with a benchmark price for both energy and capacity, which would provide a starting point for the determination of the appropriate shopping credit, including a retail margin composed of marketing and A&G costs associated with generation for customers who exercise their right to choose an alternative supplier. The RPA proposes that the shopping credit be set at a level that appropriately reflects GPU's generation and marketing costs to serve retail customers, and is sufficient to attract alternative energy suppliers. Enron proposes that the rate for BGS should be the sum of the prices for the unbundled components of BGS, capped (after any Board mandated rate reductions) as approved by the Board. In Enron's view, the sum of these components would also become the shopping credit for those customers who choose to use an alternative energy supplier, as shown on Exhibit Enron-35, pp.34-35. Enron defines the shopping credit for generation as the amount remaining after the individual prices for transmission service, distribution service, and intangibles (societal benefits, stranded costs, securitization bond charge, etc) are deducted from the total rate cap. Enron asserts that the shopping credit should equal the utility's fully embedded cost for generation less the market transition charge, which is a fixed charge. (Enron IRB at 104).

Enron argues that, in developing the shopping credit, in order to ensure that competition develops in New Jersey, the Board should impute a cost to the wholesale price of energy for BGS that bears a meaningful relation to the cost of electricity for retail customers. As such, Enron asserts that the shopping credit would be the benchmark against which customers would determine whether it is financially beneficial for them to remain with BGS or consider choosing an alternative supplier. Enron criticizes the GPU proposal for: denying customers price stability; not optimizing the benefits of a competitive marketplace; and discouraging competition. (Enron Reply Brief at 48).

MAPSA asserts that in order to set the proper generation rate, all components of retail cost must be reflected in the BGS rate. Since the BGS rate will be the retail rate against which all suppliers will compete, MAPSA asserts that the BGS rate should include the wholesale price of energy and capacity, as well as marketing and administrative costs involved in providing competitive retail service, thus reflecting the full cost of supplying electricity at retail. MAPSA indicates that these marketing and administrative costs would result in about a
0.4 to 0.5 cents per kilowatt-hour increase to the BGS rate. (MAPSA IRB at 28).

NJBUS indicates that a BGS price based on market pricing without market distortions could be achieved by a fixed or express MTC for both customers who switch and those that are on BGS, coupled with BGS prices based on competitive bids for wholesale power, together with additional costs that reflect the full cost of providing retail generation service. Those additional retail costs include an allocated portion of embedded generation-related administrative and general costs, the procurement cost of the supply portfolio, and the costs of ancillary services, transmission and congestion charges directly related to the provision of retail generation service. (NJBUS IRB at 36).

New Jersey Citizen Action indicates that, to the greatest extent possible, BGS pricing should be at the same level as the market clearing price, plus additional costs incurred by the LDC for purchasing electricity for BGS customers. (NJCA IRB at 13).

Staff, in its Initial Restructuring Brief, supports the concept advocated by several of the utilities in this proceeding by which the utility/basic generation provider would match supply commitments with customer commitments.

(Staff IRB at 70). Proposed options include a monthly pricing option for customers who do not want a long term BGS commitment, where supply is purchased from the spot market, geared to customers to whom price stability is not of greatest concern and who will most likely choose to participate in customer choice; or an annual or a six-month fixed pricing option for customers not choosing to participate in customer choice, who are looking for price stability similar to that experienced prior to restructuring, where supply is purchased by the utility on either an annual or bi-annual contract. Staff notes that the aim of any matching concept is to have a portfolio of supply commitments that match customer commitments, both in terms of price paid versus the price received for power by the utility and the duration of the purchase commitments. Staff further indicates that under the matching concept there is a limited opportunity for a large under-or over-recovery of deferred balances to accumulate, thus limiting any distortion of the prices either for basic generation service. Id. Staff maintains that price distortion has the potential to lead to gaming by market participants, and can otherwise send incorrect pricing signals to customers. Accordingly, it is Staff's position that, in order to provide a smooth transition to competition, the Board should require each electric utility to provide BGS customers the opportunity to select from a fixed price option, or a monthly pricing option for BGS service. Id. at 70-72.

Staff takes the position that the BGS price and/or the shopping credit should be based on market prices, resulting in BGS customers having access to market based pricing. (Staff IRB at 72). As such, Staff asserts that a BGS price and/or shopping credit that is based upon the market will most appropriately reflect the value of supply and therefore send the most appropriate price signals. Staff further asserts that a BGS price which reflects current market conditions will provide the most appropriate benchmark for comparison shopping by BGS customers considering offers from competing alternative suppliers. Staff asserts that the BGS price must equal the shopping credit, that is, the amount being charged for generation services being supplied by the utility must be the same as the amount deducted (e.g., credited) from the utility portion of the bill if the customer no longer takes generation service.

Staff also shares the concern express by many of the alternative suppliers in this proceeding that a market-based BGS price or shopping credit must reflect the full cost of providing retail generation service and not simply reflect the wholesale price index. Id. at 75. Staff, however, points out that an artificial adder or margin should not be included in the BGS rate simply to stimulate the marketplace, since such artificial stimuli will only serve to distort the marketplace. Staff, however, asserts that in order to provide alternative suppliers with a fair opportunity to compete, appropriate retail-related generation costs must be included in the BGS price as an adder to the wholesale cost of power. Id.

B.       Horizontal Market Power
         -----------------------

GPU argues that it does not have horizontal market power and will not be able to exercise horizontal market power following the advent of retail competition, irrespective of its planned divestiture of its generation plants. GPU asserts that divestiture of its generation assets would conclusively eliminate any possibility of horizontal market power. (GPU Reply Brief at 59-60).

During the course of this proceeding, GPU has undertaken to seek to divest its non-nuclear generation assets through an auction process. GPU has also stated its desire to sell its nuclear assets if a buyer can be found on commercially reasonable terms. Id. at 76.

The RPA, relying upon the testimony of its witness Peter Lanzalotta and MAPSA witness Craig Roach, asserts that none of the electric utilities have complied with the Board's directive to supply a comprehensive market power analysis, since those submitted by the electric utilities are flawed. (RPA IRB at 112). The RPA asserts that the utilities have failed to evaluate any geographic regions smaller than PJM East, and that this failure leaves the Board with no record upon which to make findings regarding market power within the GPU service territory, or smaller markets which may exist within the GPU service territory. (RPA Reply Brief at 63). The RPA asserts that the record in this proceeding demonstrates a significant potential that, absent corrective action, one or more of New Jersey's incumbent electric utilities would be able to exercise horizontal market power within their service territories and in more localized areas. As such, in order to mitigate the potential for horizontal market power, the RPA urges the Board to direct each electric utility within New Jersey to submit a comprehensive market power analysis and mitigation plan, which should include divestiture, and to establish information reporting requirements and monitoring procedures. (RPA IRB at 121).

Enron asserts that because serious issues exist regarding the potential exercise of horizontal market power by New Jersey's utilities, the Board should actively monitor the competitive marketplace as it develops and take all necessary steps to prevent the exercise of market power by the utilities both within New Jersey and the PJM control area. (Enron IRB at 132).

Staff asserts that on a regionwide basis and, importantly, based upon the current ownership configurations, there is no conclusive evidence of imminent market power problems in the PJM power pool. Staff recommends that an empirical market power study should be part of an ongoing regulatory monitoring process of potential or actual market power abuse, including a look at localized load pockets during certain hours. This monitoring process must include a cooperative effort of the Board and the PJM Independent System Operator ("ISO"). Staff asserts that the Board should obtain regular reports from the PJM ISO on information being obtained through its Market Monitoring Plan. (Staff IRB at 86-92).

Staff concludes that announced divestiture plans by GPU would eliminate any potential for GPU to exercise power supply market power. (Staff Reply Brief at 9).

V.       SETTLEMENT PROPOSALS
         --------------------

By Order dated February 11, 1999, the Board, noting the enactment of EDECA, adopted a preliminary schedule to render decisions in the pending GPU and other electric public utility restructuring related proceedings. In so doing, the Board encouraged the parties in each of the litigated proceedings to attempt to negotiate settlements, if possible, and established deadlines for the submission of any negotiated settlements, in advance of the preliminarily-scheduled dates to decide the GPU matters. The schedule was later extended.

A.       Stipulation Filed by GPU and Other Parties
         ------------------------------------------

By letter dated April 14, 1999, GPU submitted a Stipulation of Settlement ("Stipulation" or "Stipulation I") which was executed by and on behalf of itself as well as a number of parties to these proceedings, including Enron, PP&L, NJCU, IEPNJ and NJT ("the stipulating parties"), for the Board's consideration as a proposed full and final resolution of all issues involved in GPU's stranded cost and rate unbundling proceedings, as well as certain specific, non-generic issues arising in the restructuring proceedings. The key substantive elements of the proposed Stipulation are summarized below:

1. The stipulating parties have agreed that the following rate reductions should be implemented, consistent with N.J.S.A. 48:3-52(d):

     a. A 5% rate reduction from rates in effect as of April 30, 1997 for service rendered on and after August 1, 1999. The Stipulation indicates that GPU is providing this rate reduction, in part, through concessions which it has agreed to make with respect to the recovery of its sunk investment in Oyster Creek, as outlined in the Stipulation; and

     b. A rate refund of 5% from April 30, 1997 rates, for service rendered between August 1, 2002 and July 31, 2003, which, together with the 5% rate reduction provided pursuant to paragraph 1 (a), results in an aggregate 10% rate reduction from April 30, 1997 rates for all customers. The Stipulation states that this refund is "a concession by the Company" in consideration of the overall provisions of the Stipulation as well as in recognition of the regulated returns since its last base rate case. The stipulating parties acknowledge and agree that GPU's ability to provide the rate reduction and refund is based, in part, on the BPU's approval of the securitization of Oyster Creek as provided in the Stipulation (paragraphs 23-28), as well as the securitization of deferred purchased power costs (paragraphs 33-36), and that GPU's agreement to implement the rate reduction and refund results from the various concessions and compromises made by the stipulating parties.

2. There shall be a four-year transition period ("Transition Period"), commencing on August 1, 1999, and terminating on July 31, 2003.

3. The unbundled rates to be implemented, as set forth in Appendix A to the Stipulation, have been developed using the Company's last Board-approved cost of service study methodologies. The proposed unbundled rates maintain complete revenue neutrality on both an inter- and intra-class basis as compared to the bundled April 30, 1997 rates. Each customer's bill shall indicate the dollar savings resulting from the rate reduction, as well as the amount of the shopping credit.

4. The shopping credit shall be equal to GPU's rate for BGS, which rate shall be inclusive of an allowance for the costs of energy, capacity, transmission, ancillary services, losses and taxes, plus an "incentive" or "retail adder" in order to enable customers to shop. The BGS rate/shopping credit levels shall be established and fixed, without interim adjustment or true-up, for the duration of the Transition Period. Due to uncertainties in future market prices for electricity, the parties have not attempted to quantify the level of the "retail adder" or "incentive." The shopping credit levels are set forth in Appendix B and summarized as follows:

                           1999       2000       2001       2002      2003
                           ----       ----       ----       ----      ----
                  RT        4.56       5.10      5.15        5.20     5.22
                  RS        5.05       5.10      5.15        5.20     5.22
                  GS        5.11       5.38      5.44        5.51     5.55
                 GST        4.78       4.95      5.00        5.10     5.15
                  GP        4.53       4.66      4.67        4.69     4.70
                  GT        4.32       4.32      4.32        4.32     4.43
     Overall Average        4.90       5.03      5.07        5.12     5.16

     If the Company's systems are not in place and capable and ready to deliver electricity from third party suppliers to retail customers on or before January 1, 2000, for reasons within the Company's control, the 2001 shopping credits shall become effective for the year 2000, as well as for 2001. These shopping credit levels are rate schedule averages only and the parties are continuing to discuss possible seasonal and time-of-use variations. The stipulating parties recognize that, in comparison to other electric utilities, GPU's particular customer mix and customer class load factors result in a higher proportion of load being concentrated in the residential classes, so that shopping credits for these classes do not vary as much from the system average as may be the case with other electric utilities. The stipulating parties further recognize that additional shopping-related savings resulting from customers receiving electric generation service from a supplier at a price less than the shopping credit are above and beyond the rate reductions set forth in paragraph 1 of the Stipulation.

5. The stipulating parties agree that the fixing of pre-established BGS rates/shopping credits as described in paragraph 4, satisfies EDECA's definition of shopping credits and satisfactorily resolves the issues of BGS pricing and provision of shopping credits pursuant to N.J.S.A. 48:3-57
     (a) and (d).

6. Pursuant to N.J.S.A. 48:3-57(a) and (b)(3), the Company must provide BGS for retail customers who do not choose an alternate supplier during the three-year period ending July 31, 2002. The responsibility for BGS after July 31, 2002 shall be bid out during the third year of the Transition Period. Bidders shall bid for the right to provide BGS during the year commencing August 1, 2002 at the pre-established shopping credit levels set forth in paragraph 4 of the Stipulation. If the winning bid results in a net payment to the Company, such payment shall be applied to reduce the deferred balance as defined in paragraph 29 of the Stipulation, or any other underrecovered balances or, if there are no underrecovered balances, to the benefit of ratepayers as approved by the Board. If the winning bid for BGS results in a payment by the Company, such payment shall be subject to deferral and recovery as part of the Deferred Balance, as described in paragraphs 29-38 of the Stipulation.

7. During at least the first three years of the Transition Period, a portion of the energy and capacity for BGS will be obtained from any remaining Company-owned generating assets and purchase power commitments, including NUG purchased power agreements, utility PPAs and transition power purchase agreements. The remainder will be obtained from a strategy that will consider a combination of products, including, but not limited to, spot market purchases and short-term advance purchases, including financial instruments. The stipulating parties recognize that use of some of these products, while reducing customer exposure to price spikes and volatility, could result in costs which exceed the spot market. The stipulating parties agree that reasonable and prudent costs incurred in accordance with the foregoing, as determined by the Board, shall be recoverable in rates pursuant to N.J.S.A. 48:3-57(e).

8. GPU agrees that it will not promote or present BGS as a competitive alternative. Nonetheless, in order to prevent or deter customers from leaving BGS during low cost periods and returning during high cost periods due, among other things, to insufficient seasonality in the shopping credits, the Company shall have the option of imposing a one-year commitment on any customer returning to BGS service unless such customer selects a new supplier within 30 days of the return to BGS; however, notwithstanding this 30-day grace period, any customer returning to BGS in May of any year will be subject to a one-year commitment unless a new supplier is selected before June 1, and any customer returning to BGS during June, July or August will immediately be subject to the one-year commitment. The stipulating parties agree that a mutually agreed-upon different or modified mechanism may be presented to the Board in the future for its approval.

9. Consistent with N.J.S.A. 48:3-61, GPU will implement a nonbypassable Market Transition Charge, at an initial level set forth in Appendix A, through which it will collect: above-market utility PPAs; above-market NUG PPAs, including recovery, without interest, of the unrecovered balance at August 1, 1999 of Freehold Cogen buyout costs in the amount of approximately $106 million; any under-recovered LEAC balances deferred as of August 1 1999; the recovery, over 11 years, of $130 million in early retirement and severance-related costs that would be incurred if Oyster Creek were to be shut down in 2000, subject to true-up to the actual amount; and costs relating to the amortization of the Oyster Creek sunk investment until the issuance of Oyster Creek-related transition bonds. The MTC shall be subject to annual review and true-up. If Oyster Creek is not shut down in 2000, the MTC shall be appropriately adjusted to eliminate the early retirement and severance-related costs, with any overrecoveries related thereto to be returned to ratepayers through adjustment of the MTC or as otherwise approved by the Board.

10. Upon elimination of the LEAC on August 1, 1999, any underrecovered deferred balance shall be recovered via the MTC; any overrecovery shall be taken into account in the annual true-up of the MTC or otherwise applied to the benefit of ratepayers as approved by the Board.

11. Consistent with N.J.S.A. 48:3-60, GPU will establish a Societal Benefits Charge at an initial level set forth in Appendix A to the Stipulation, which will include: nuclear plant decommissioning costs, including $34.4 million for Oyster Creek; demand side management costs; manufactured gas plant remediation costs; universal service fund costs; and consumer education costs.

12. Actual costs incurred for each category of costs in the SBC will be subject to deferred accounting as set forth in paragraphs 29 and 30, with interest on any under or overrecovery. The SBC will be reset at the end of the Transition Period, and then annually thereafter, and will amortize any under or overrecovery balance over the ensuing year, subject to BPU approval.

13. The SBC will be set to recover the same level of DSM program costs as are currently being collected in GPU's bundled rates. Funding for new energy efficiency or Class I renewable as a result of the Comprehensive Resource Analysis required by EDECA will be calculated net of lost revenues, incentives and uncollected or previously committed past program costs. Any over-recoveries of DSM costs which have been and continue to be accrued shall be applied to the Freehold Cogen buyout costs.

14. The stipulating parties agree that, subject to the true-up proceeding set forth in paragraph 16, the BPU's approval of the Stipulation shall constitute a determination that sale of GPU's TMI-1 nuclear generating facility and its non-nuclear generating assets will be approved by the Board without condition, addition or modification, at the selling price(s), which shall be considered the "full market value" of the assets for purposes of N.J.S.A. 48:3-59(c)(1). 15.

15. The net divestiture proceeds, as defined in the Stipulation, shall be used to offset Company-owned generation-related stranded costs.

16. Final determination of the net divestiture proceeds shall be undertaken only upon completion of the transfer of all the Company's divested generation assets; such determination shall be made within the divestiture dockets, and shall constitute only a true-up for actual selling price(s) and transaction costs, and not a further review on the merits.

17. The stipulating parties agree that all transition power purchase agreements ("TPPAS") entered into by GPU with the purchasers of its generation assets are in the public interest, in accordance with applicable law, and the rates resulting therefrom are reasonably and prudently incurred, and GPU may flow through and/or fully and timely recover such rates and costs from its BGS customers.

18. Any contingency payments made to GPU pursuant to the provisions of the TMI-1 sale agreement shall be applied to reduce the Deferred Balance (as defined in paragraph 29) or any other underrecovery or, if there are no underrecoveries, to the benefit of ratepayers as determined by the Board.

19. By virtue of the divestiture of GPU's generating assets and the application of the net proceeds therefrom, no costs attributable to TMI-1 will be included in the MTC or any transition bond charge implemented pursuant to N.J.S.A. 48:3-61; accordingly, TMI-1 is not subject to recovery pursuant to N.J.S.A. 48:3-61 and 62, and the provisions of N.J.S.A. 48:3-59(b) do not apply to its sale.

20. Based on net divestiture proceeds for the sale of non-nuclear generating assets of $135.6 million, and an estimated net loss from the sale of TMI-1 of $150.3 million, GPU agrees that if the sales are consummated on the terms set forth in the subject petitions, it will not seek to recover any owned generation stranded costs (other than Oyster Creek). If GPU ultimately realizes net proceeds from the sale of the Yard's Creek facility in an amount that exceeds the difference between the TMI-1 net loss and the net gain from the sale of the non-nuclear assets, such excess shall be applied to the Deferred Balance, or any other underrecovery or, if no underrecovery exists, to the benefit of ratepayers as determined by the Board. If the net proceeds from the sale of Yard's Creek are less than this difference, such shortfall shall be recovered via the MTC or be included in the Deferred Balance.

21. The stipulating parties agree that if GPU is required to write off certain amounts as a result of Board Orders in the divestiture proceedings, or is otherwise required to absorb stranded costs related to the divested assets in excess of the amount contemplated in the Stipulation, GPU may recover such excess amounts through the MTC.

22. The Company shall be permitted to fully recover the costs associated with NUG PPAs over the life of each such contract. Such contracts will remain the obligation of the Company or its successor distribution utility in the service territory. Utility PPA costs shall be similarly recovered. Accordingly, the market value of NUG and utility PPA production will be recovered by GPU either through its market-based BGS charges or through sale on the open market to the extent the power is not needed to serve GPU's remaining load, and the above-market portion will be recovered through the MTC. The MTC will also include remaining obligations under four Power Savings Agreements signed and approved pursuant to the Company's 1989 All-Source Solicitation. The MTC will also provide recovery of Freehold Cogen buyout costs, without interest, and will be subject to future adjustment to reflect additional PPA buyout, buydown or restructuring costs and related savings as approved by the Board.

23. The stipulating parties agree that issuance of transition bonds in an amount of approximately $525 million attributable to GPU's actual sunk investment in Oyster Creek at August 1, 1999, net of associated tax savings, shall be permitted. This amount does not include transaction costs, addressed separately in paragraph 26, which shall also be included in the securitized amount.

24. In the event of a sale of Oyster Creek, the selling price shall represent the full market value, for purposes of N.J.S.A. 48:3-60(c), and the principal amount of transition bonds shall be reduced by the net proceeds from the sale or shall be otherwise appropriately reduced. Net proceeds from the sale of Oyster Creek after the issuance of transition bonds shall be applied to reduce the Deferred Balance or any other underrecovery or, if no underrecovery exists, to the benefit of customers as determined by the BPU.

25. Pursuant to N.J.S.A. 48:3-62, GPU shall utilize the net proceeds from the issuance of Oyster-Creek- related transition bonds to refinance or retire its existing debt and/or equity.

26. The stipulating parties agree that a Board Order approving the Stipulation shall constitute a ruling that the Act permits such securitization; a finding that such securitization is in the public interest; and approval of such securitization. Upon receipt of an appropriate petition, a bondable stranded costs rate order shall be issued addressing the technical aspects of the securitization transaction and providing for the issuance of approximately $545 million of transition bonds ($525 million of generation-related stranded costs and an estimated $20 million of transaction costs). The bonds will have a scheduled amortization of 15 years. If GPU cannot commence customer enrollment for shopping on or before October 1, 1999, and deliver electricity from suppliers to retail customers on or before October 21, 1999 for reasons within its control, GPU will not issue such transition bonds prior to January 1, 2000.

27. The Board Order approving this Stipulation shall constitute a Board finding that:

     a. The Company has taken reasonable measures to mitigate its stranded costs, and the terms of the Stipulation will create appropriate incentives to mitigate its total stranded costs;

     b. GPU will not be able to achieve the required rate reductions absent the issuance of transition bonds; and

     c. The issuance of the transition bonds will provide tangible and quantifiable benefits to ratepayers, including greater rate reductions than would have been achieved absent the issuance of such bonds and net present value savings over the term of the bonds.

28. The stipulating parties recognize and agree that appropriate creditworthiness standards applicable to any third parties who may ultimately provide billing and collection services would have to be in place by the time of the securitization transaction in order to satisfy credit rating agencies and the financial community so that securitization may proceed. Therefore, a Board Order approving the Stipulation shall constitute a determination by the BPU that, if creditworthiness standards are not in place before GPU undertakes securitization of Oyster Creek or the deferred balance, such standards will be incorporated in the applicable bondable stranded costs rate order.

29. The stipulating parties agree that the Company is entitled to full and timely recovery of NUG PPA, Utility PPA and BGS costs. To the extent that, under the Stipulation, these costs, as realized, exceed the recovery afforded by GPU's rates during the Transition Period, GPU will defer recovery of the net excess amount. This deferred amount, together with interest on the unamortized balance at the Company's previously-approved overall rate of return of 10.28% ("Deferred Balance"), shall be carried on GPU's books as a regulatory asset.

30. The stipulating parties agree that the Deferred Balance will be recovered after the Transition Period through a charge to be included in post-Transition Period regulated rates, and shall thereupon be reversed from the Company's balance sheet as it is recovered, consistent with applicable Financial Accounting Standards Board standards.

31. The stipulating parties agree that the Deferred Balance shall be audited annually by the Board's Audits Division Staff. The results shall be presented to the Board and a Board-approved quantification of the Deferred Balance shall be reflected in a final Board Order. Nothing herein shall preclude Board review and assessment of the reasonableness and prudency of the costs incurred by GPU to serve BGS customers.

32. The stipulating parties agree that if the Deferred Balance at the end of the Transition Period is less than $100 million, it shall be recovered beginning at the end of the Transition Period in accordance with the following schedule:

         Level of Deferred Balance                       Recovery Period
         -------------------------                       ---------------

         less than $25 million                           one year
         $25 million to less than $50 million            two years
         $50 million to less than $75 million            three years
         $75 million to less than $100 million           four years

33. The stipulating parties agree that if the Deferred Balance is equal to or greater than $100 million at the end of one or more calendar years during the Transition Period, or at the end of the Transition Period, the prompt issuance of transition bonds to securitize the Deferred Balance, shall be permitted upon petition by the Company. In order to maintain the mandated rate reductions during the Transition Period, debt service on such transition bonds shall be payable by ratepayers through one of the following methods: (i) commencing after the end of the Transition Period, provided the securitization occurs after the end of the Transition Period;
     (ii) commencing immediately, with a commensurate reduction in the MTC, with additional deferrals being accrued as part of the Deferred Balance; or
     (iii) commencing immediately, if and as permitted by the Board in accordance with paragraph 36 of the Stipulation.

34. The stipulating parties agree that a Board Order approving the Stipulation shall constitute a ruling by the Board that the Act permits such securitization as described in paragraph 33; that such securitization is in the public interest; and approval of such securitization. Upon receipt by the Board of an appropriate petition, a bondable stranded costs rate order shall be issued addressing the technical aspects of the securitization transaction and providing for the issuance of the bonds with respect to such Deferred Balance and related transaction costs, consistent with the provisions of paragraph 26 of the Stipulation. If for any reason such transition bonds are not issued, notwithstanding a Company request to do so, then the Deferred Balance shall be recovered over four years commencing August 1, 2003, with interest.

35. The net proceeds from the issuance of deferred PPA costs-related transition bonds will be utilized to refinance or retire the Company's then-existing debt and/or equity supporting such deferred PPA costs, leading directly to substantial customer benefits, and the findings with respect to Oyster Creek-related transition bonds as set forth in paragraph 27 of the Stipulation are equally applicable to the deferred PPA-related transition bonds.

36. The stipulating parties agree that accrual of a Deferred Balance which, exclusive of securitized amounts, exceeds $200 million, or which together with the aggregate securitized amount exceeds $400 million, shall constitute prima facie evidence of impairment of GPU's financial integrity and, pursuant N.J.S.A.48:3-61(h), GPU may petition the Board for appropriate relief, including permitting GPU to securitize the Deferred Balance and immediately implement collection of the related incremental transition bond charge or for other ratemaking action to preserve its financial integrity.

37. Any net negative Deferred Balance, or overrecovery, shall be refunded to customers, with interest, by using it to offset any positive Deferred Balance that may subsequently accrue during the Transition Period or, if the net Deferred Balance is a negative amount at the end of the Transition Period, it shall be returned via a credit to the MTC, with interest, over a period to be determined by the Board.

38. GPU's receipts from customers in payment of regulated rates will first be credited against all regulated service charges and taxes other than BGS costs and MTC charges related to NUG and Utility PPAs; any remaining receipts will next be credited against BGS costs, and any further remaining receipts will be credited against costs associated with Utility and NUG PPAs to be recovered via the MTC.

39. It is the intent of the stipulating parties that the provisions in paragraphs 29 through 38 of the Stipulation shall be explicitly included or incorporated by reference as the Board's findings in a Board Order approving this Stipulation.

40. Recovery of all regulatory assets previously recognized in rates, a set forth in Appendix D to the Stipulation, as well as recovery of certain designated costs listed below, some of which have not previously been recognized in the Company's rates, has been included in unbundled distribution rates agreed to in this Stipulation. The designated costs include:

     a. Merrill Creek Reservoir storage capacity leases, in the annual amount of $3.46 million, which are included in current bundled rates;

     b.   deferred storm damage costs, in the annual amount of $4.37 million;

     c. computer costs, at the annual level of $1.33 million, based on a seven-year amortization period, without interest on unamortized amounts. These computer upgrades will not be used by GPU affiliates other than Metropolitan Edison and Pennsylvania Electric Company.

     In recognition of the Company's agreement that these designated costs be recovered without adjustment to the unbundled distribution rates otherwise approved via the Stipulation, the stipulating parties agree that there shall be no reduction in such distribution rates upon completion of the amortization of the regulatory assets labeled "Atlantic Project," "Fault Proceeding Load Management" and "Gross Receipts and Franchise Tax Drop Year" in Appendix D to the Stipulation.

41. The costs associated with the above designated items shall be carried on GPU's balance sheet as regulatory assets, shall be fully recoverable, and shall be reversed from the balance sheet as those rates are charges and collected.

42. GPU shall be permitted to increase the transmission rate charged to BGS customers to reflect any increase in transmission rates approved by the FERC as a result of a referenced ongoing proceeding in FERC Dkt. No. ER97-3189-000; any such transmission rate increase will result in commensurate reductions in the distribution rates.

43. If GPU's Transitional Energy Facility Assessment ("TEFA") obligations related to sold generation assets are transferred to the purchaser(s), the rates collected thereafter by GPU for recovery of such obligations shall be applied to reduce the Deferred Balance, or any other under-recovery or, if there are no underrecoveries, to the benefit of customers as approved by the Board.

44. The stipulating parties agree that the rate reduction provisions of EDECA are not applicable to discounted or contract rates offered under Service Classifications GTX, OTRA and CRS, and Riders BUI, BEI and BE. As a result, enrollment in these service classifications and riders shall become terminable, at the customer's request, during the Transition Period. Customers who elect to remain enrolled in any of these pre-existing Service Classifications and Riders shall receive all services from the Company at pre-EDECA rates while they remain so enrolled.

45. The rate reduction provisions of EDECA are not applicable to Rider CEP, which the Board has recognized to be a competitive service, and which is presently closed to new enrollment.

46. The stipulating parties agree that the All-Electric discount provisions contained in Service Classifications RS and RT represent a voluntary reduction of the pre-EDECA rates, and that such discount will be terminated effective with the commencement of the delivery of electricity from third party suppliers to retail customers. The Company agrees to forego any claims for lost revenues previously accrued with respect to the All-Electric discount provisions.

47. As of August 1, 1999, GPU will have recovered approximately $30.4 million (net of payments) relating to the funding of the New Jersey Low Level Radiation Waste Fund ("NJLLRW"). Because the obligation to contribute to the NJLLRW has expired, the Company shall apply the overrecovered balance to reduce the Deferred Balance, or other underrecovered balances or, if no such underrecovery exists, to the benefit of ratepayers as approved by the Board.

48. The stipulating parties agree that the Company shall fully maintain its rights to assert that the effect of the Act, as applied, is or may become confiscatory or otherwise unconstitutional, and to seek and all legal redress or remedy for the situation.

49. The stipulating parties agree to cooperate to conclude the metering and billing proceeding mandated by the Act in an expedited fashion.

50. The Company shall cooperate with third party suppliers in providing sufficient data fields and adequate space on its bill when it sends out a combined bill for itself and a supplier.

51. The Company shall modify its tariff for stand-by service (Rider STB) so as to provide that average generation will be calculated over a twelve-month period rather than a one-month period.

52. The Company shall provide interconnection studies, facilities and services regarding on-site generation on a timely and reasonable basis. Any additional costs related to such studies, facilities and services shall be calculated and assessed on a non-discriminatory basis relative to other customers who do not use on-site generation.

53. The stipulating parties agree that since EDECA has changed fundamental aspects of the Global Settlement, the conditions contemplated by paragraph 16, Earnings Effect, of the Global Settlement shall be deemed satisfied and of no further force or effect.

54. The Company agrees to amend the December 15, 1995 service and billing agreement between itself and NJT, and the related Stipulation and Board Order, to permit NJT to select an alternative electric power supplier when other customers are permitted to do so, without terminating such agreement, provided that NJT shall continue to remain a distribution customer of GPU.

55. The stipulating parties agree that the Stipulation contains mutually balancing and inter-dependent positions and reserve their rights in the event the entire Stipulation Is not unconditionally approved by the Board.

B.   Alternative Stipulation Filed by the RPA and Other Parties
     ----------------------------------------------------------

By letter dated April 20, 1999 the RPA recommended that the BPU reject the Stipulation filed by GPU and filed an alternative Stipulation of Settlement ("Stipulation II") on behalf of itself and other signatory parties, including MAPSA, NJBUS, NJICG and NEV. Stipulation II was accompanied by affidavits from MAPSA consultant John Rohrbach and RPA witness James Rothschild. Key elements of Stipulation II are summarized below.


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


1.   The following rate reductions will be guaranteed through July 2003:

     a.   August 1, 1999: 5% reduction from current rates;

     b. January 1, 2000 or thereafter: rate reduction from securitization, if implemented;

     c. August 1, 2001: balance of reduction so that total rate reduction equals 10%.

2. Additional savings resulting from shopping shall be above and beyond the guaranteed rate reductions.

3. GPU shall be required to further reduce rates in a manner that will ensure that all savings from securitization will be flowed through to ratepayers, as required by N.J.S.A. 48:3-52(i) and 61(a); GPU will pass on the savings from securitizing Oyster Creek stranded costs as part of the second 5% rate decrease, so that the total of the rate decreases in the transition period will be 10%.

4. Stipulation I appears to propose that the second 5% rate decrease would be implemented by applying a one year rate "refund," which means that, in the fifth year, GPU customers will be faced with a rate spike of at least 5%, in addition to possible increases for recovery of deferred NUG, PPA, or BGS costs.

5. As set forth in Appendix C, GPU's rates could justifiably be immediately reduced by approximately 10%, or $203 million, in order to eliminate present overearnings and to account for other appropriate adjustments, as follows:

     a.   a $30.1 million annual revenue reduction to reflect:

          (1) the $175 million reduction in stranded costs to recover Oyster Creek stranded costs without a return on the principal;

          (2) a $34.6 million reduction to the Oyster Creek stranded costs to reflect positive net proceeds from sale of GPU's non-nuclear generation, after subtracting $100.83 million for TMI-1 stranded costs; and

          (3)  $50 million in anticipated proceeds from the Yard's Creek sale;

     b. a $17.2 million annual revenue reduction from reduced Oyster Creek O&M costs;

     c. a $45.9 million adjustment to reflect Oyster Creek securitization savings; and

     d. a $109.8 million adjustment for calculated earnings in excess of GPU's current cost of equity.

     While Stipulation II does not impose an immediate 10% rate reduction, as arguably would be justified, it proposes that the 10% rate decrease should be maintained after the Transition Period until such time as GPU can justify a different level of rates in a rate proceeding.

6. GPU's proposed unbundled distribution rate of 3.45 cents per kwh is significantly higher than that claimed by other electric utilities in New Jersey and in the PJM region, including its own sibling companies. The proposed rate appears to be based upon a 1996 COSS, despite the fact that this study has not been accepted into evidence or subjected to investigation. In fact, the BPU ruled that unbundled rates should be set based on GPU's 1992 COSS, which is the only such study accepted into the record and subjected to examination in the proceeding. Therefore, the 1992 study must be used or, if the 1996 study is to be used, all parties must be given the opportunity to be heard with respect to the updated results. GPU's proposed 3.45 cents distribution rate is overstated for a number of reasons, including: an overstatement of the cost of equity component of capital costs; failure to reflect sales growth over the Transition Period; and over $500 million of post-1992 additions in distribution rate base. With appropriate adjustments, the appropriate distribution rate would be
     2.7 cents. As a compromise, Stipulation II proposes an interim distribution rate of 3.0 cents, subject to true-up and adjustment after an evidentiary proceeding.

7. The average distribution rate should be allocated to the various customer classes in accordance with the allocation factors proposed by GPU in the OAL proceeding.

8.   Stipulation II proposes the following adjustments to stranded costs:

     a. Oyster Creek: There should be a write-down of the interest component (approximately $175 million) of the proposed Oyster Creek securitization to reflect the ALJ's ruling that GPU should not earn a return on the Oyster Creek stranded costs. Thus, based on Stipulation I's proposed $525 million principal, total Oyster Creek securitization would be approximately $350 million;

     b. TMI-1: GPU has claimed a net loss on the sale of TMI-1 of $150.3 million, which it proposes to offset against the net proceeds from the sale of its non-nuclear generating assets. GPU's allowed TMI-1 stranded cost recovery should be limited to no more than its claimed stranded cost level in the proceeding, i.e. $100.83 million. This would result in a net gain of $34.8 million;

     c. Yard's Creek: Stipulation I includes $15 million of anticipated proceeds from the sale of Yard's Creek as an offset to GPU's claimed loss from the sale of TMI-1; however, in a separate petition, GPU has estimated proceeds from such sale at $120 million, with a book value of $22 million, so that net proceeds will far exceed the level proposed by GPU in Stipulation I. Stipulation II, therefore, proposes a "conservative" pro forma amount of $50 million to be included as an offset to Oyster Creek stranded cost recovery. This amount should be trued-up later based upon the actual results of the Yard's Creek sale;


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     d.   TMI-1 and Non-Nuclear Divestiture Standards: In contrast to
          Stipulation I, Stipulation II proposes that the pending dockets investigating the proposed sales of TMI-1 and the non-nuclear assets should continue to their conclusion so that the Board can make findings required by N.J.S.A. 48:3-59. Issues that need to be investigated include the reasonableness of the allocation and calculation of net proceeds, the appropriate nature and extent of continued rights to the output of the assets, and whether GPU's sales plan adequately accommodates consumer reliability and employee concerns; and

     e. Utility PPAs: Based upon the ALJ's adopted market line, not only are there no stranded costs associated with the Utility PPAs, these contracts may well represent a stranded benefit. Thus, GPU's unbundled rates should not anticipate stranded costs for the Utility PPAs and no pro forma deferral should be calculated. Instead, the actual value of the contracts versus the forward energy and capacity market costs should be calculated annually.

9. In addition to reflecting the market value of NUG contract energy and capacity output, the NTC should also credit the value of any other products that are or could be sold. In addition, GPU should be required to mitigate NUG stranded costs by maximizing market recovery for its NUG contracts by selling the output or any other products in to the market, and should be required to continue to mitigate these costs through negotiation efforts with the power producers.

10. While not opposing the concept of a deferral process for costs that exceed capped rates as provided in Stipulation I, Stipulation II proposes that GPU be required to recognize as an offset to such deferrals the "retained retail adder" resulting from periods when GPU is able to supply BGS at a cost which is less than the pre-established BGS rate/shopping credit. Considering the retail adder offset, along with other factors, Stipulation II provides a supporting analysis (Appendices A and B), which assertedly would result in no deferral over the four-year Transition Period.

11. If GPU is permitted to defer and later collect above-market purchase power costs, the BPU should ensure, via a public evidentiary process where the prudency of purchases is reviewed, that GPU has made appropriate efforts to mitigate the need to make above-market generation purchases for the supply of BGS.

12. While noting that it is not clear that securitization of deferred NUG stranded costs is permitted by the Act, Stipulation II indicates that it "will accept securitization of such amounts, however, in furtherance of the settlement process, if its settlement is adopted."

13. To minimize any effect upon the Company and avoid "rate shock" from deferrals in years five and six, Stipulation II would agree to permit GPU to securitize a net deferred amount authorized by the Board if the deferral exceeds $100 million, to the extent permitted by the Act.


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14.  The securitization of the deferral cannot be reflected as a net increase in rates until the Transition Period is over.

15. The SBC will be maintained at existing levels pending full review, as required by EDECA. The specific elements of the SBC will be identified. In its review, the Board will determine whether new items can be included in the charge, except that, as of August 1, 1999, no portion of the SBC will be attributed to collection or deferral of generation-related lost revenue.

16. While in some instances, particularly for Rate Schedules GS, GST and GP, the shopping credits proposed by GPU in Stipulation I are an improvement over those proposed by PSE&G in its settlement proposal, they do not reflect sufficient room to allow suppliers to offer savings, especially during 1999-2001. The shopping credits for large industrial customers are lower than those proposed by PSE&G, and threaten the ability of such customers to realize benefits. Credits for commercial and industrial customers need to be increased over those proposed by GPU, especially in the early years.

17. As a compromise, Stipulation II would agree to Stipulation I's proposed shopping credits for 1999. After that, the following shopping credits are proposed for 2000 through July 2003:

                  RS/RT                               6.28
                  GS                                  5.50
                  GST                                 5.00
                  GP                                  4.80
                  GT                                  4.50
                  Other                               4.25
                  System Average                      5.61

     While four-year average GS and GST credits proposed are consistent with Stipulation I, the GP and GT credits are increased. However, the most substantial difference between the two stipulations is in the residential credits. Residential customers account for fully 40% of GPU's total load; thus, a failure in this market would signal a significant failure for competition in the entire GPU service territory. GPU's proposed residential credits of 5.1 to 5.22 cents are 6 mills lower than those contained in the PSE&G Stipulation. Based on the present level of forward power costs, wholesale power costs alone are above 5 cents per kwh. When one adds transmission, ancillary services, retail marketing and customer service costs and a margin to deliver savings, the total residential credit needs to be almost 6.75 cents. Accordingly, Stipulation I's proposed residential credits will result in residential customers, many of whom reside in all-electric homes in retirement communities, being completely left out of retail competition. The 6.28 cent compromise proposal in Stipulation II will allow for the development of a robust competitive market, if energy suppliers work efficiently.

18. Stipulation II's proposed shopping credits are pro-competitive and consistent with a rate unbundling that establishes a more reasonable distribution rate. The proposal provides for fair and reasonable stranded


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     cost recovery, reasonable distribution rates, and more expedited and sustained rate discounts, while minimizing the deferral that will have to be recovered after the Transition Period.

19. BGS should be competitively bid out in year three for the fourth year, and annually thereafter. The bid should be against the pre-established shopping credit for year four. If the bid results in a payment to GPU, it should be applied as an offset to the MTC; conversely, any required payment by GPU should be subject to deferred accounting and subsequent recovery with interest.

20.  GPU shall not promote BGS as a competitive service.

21. GPU should implement metering and billing unbundling and competition as soon as possible, but no later than August 2000.

22. GPU should commit to having working electronic data interchange ("EDI") systems in place by November 1, 1999. If GPU delays the start of competition by failing to take steps to enable exchange of information with suppliers, the amount of NUG stranded cost deferral should be reduced by the same proportion as the phase-in period is shortened as a result of such delay.

23. Municipal aggregation could be a viable way to bring competition to smaller customers and should be facilitated by GPU implementing the following rules:

     a. GPU shall provide twelve-month residential usage data or commercial and industrial load profiles to customers within two weeks of receipt of a request by the customer;

     b. Upon request by a government aggregator, GPU shall provide area-based aggregate load profiles by municipal boundaries and rate class, and a list of addresses (excluding names) of all energy customers who receive services within the boundaries of the town or municipality, broken down by at least zip code and rate class; and

     c. GPU shall maintain and disseminate to its customers twice per year, and post on its website, a list of licensed third party suppliers approved to provide energy service in GPU's service area.

24. GPU shall cooperate with the Board in the establishment of a Universal Service Fund, and should continue to support the "New Jersey Shares" fuel fund.

25. Third party supplier agreement and retail tariff issues must be satisfactorily resolved, including the establishment of the agreement as a supplier tariff. A collaborative process should be initiated.

26. Customers shall be permitted to change suppliers at will, without incurring switching fees and without being locked in for one year.


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27.  Stipulation II contains mutually balancing and inter-dependent positions.
     The signatory parties reserve their rights in the event the entire Stipulation II is not unconditionally approved by the BPU.

VI.  COMMENTS ON THE SETTLEMENT PROPOSALS
     ------------------------------------

A.   Comments on Stipulation I

Upon receipt of Stipulations I and II, the Board established a period to allow interested parties to submit comments to the Board with respect to both proposals. The parties were advised that comments with respect to the two proposed settlements were to be filed by April 26 and April 28, 1999, respectively. Comments on one or both of the stipulations were received from numerous parties, including GPU, the RPA, NJBUS, MAPSA, NJICG, NJPII, NJCA, NJCU, Enron, PP&L and IEPNJ. Key elements of the comments are summarized below.

1.   GPU

GPU, a signatory to Stipulation I, submits that the Stipulation is fair, balanced and in the public interest, is fully supported by the evidentiary record in these proceedings, and is fully compliant with the letter and spirit of the Act, and that the signatory parties thereto represent a broad cross-section of interests, and therefore urges the Board to approve the Stipulation In its entirety. GPU asserts that the rate reductions in Stipulation I will produce aggregate customer savings of more than $560 million over the Transition Period, over and above the 2.1% rate reduction and subsumed expenses previously agreed to by GPU effective April 15, 1997 via the BPU-approved Global Settlement and the savings attributable to the Energy Tax Reform Act, and in addition to further savings available via robust shopping credits to those customers who shop. GPU asserts that Stipulation I is supported by the record and is consistent with the State's strong public policy favoring settlements. GPU cites case law which it asserts holds that a stipulation need not be unanimous to merit consideration or adoption by an administrative agency.

GPU asserts that rate reduction provisions in paragraphs 1 through 3 of Stipulation I fully comply with the Act. The unconditional, across-the-board 5% rate reduction relative to April 30, 1997 rates for all customers, effective August 1, 1999, is a permanent rate reduction which will remain in place until the Company's next base rate case. GPU notes that a portion of this 5% rate reduction is being funded through the Company's agreement to recover a reduced amount of its sunk investment in Oyster Creek through an amortization structured to mirror a 13-year securitization at an annual rate of 7%, but emphasizes that this rate reduction is not contingent on the consummation of the actual securitization transaction; as a result, GPU assumes the risk for the completion of the transaction. GPU notes other concessions which contribute towards funding of the initial 5% rate reduction, including a reduction in the unbundled distribution rate, as compared to the 3.7 cent per kwh level initially proposed, and the agreement to write down the Oyster Creek principal by $80 million to reflect the present value of the potential timing benefits in the event of an early tax retirement of the remaining tax basis of the plant. GPU asserts that this voluntary write-down will reduce GPU's parent company, GPU, Inc.'s 1999 earnings by $0.37 per share, after tax. Moreover, the additional commitment to a 5% rate refund for the year 2002-03, estimated at $115 million pre-tax, will cause GPU, Inc. to recognize a reduction in 1999 earnings of $0.53 per share


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after tax. While GPU originally proposed a 10% rate reduction in its filing, certain elements of this initial proposal are no longer available to the Company. Most notably, the Act precludes the requested crediting of the 2.1% rate reduction and subsumed expenses in the Global Settlement towards the 10% reduction. GPU asserts that, pursuant to N.J.S.A. 3-52(b), it could apply savings available as a result of incentives built into the shopping credit as "counting" towards the 10% reduction. Nonetheless, despite its view, GPU has agreed in Stipulation I that savings available from the shopping credits are above and beyond the 10% rate reduction. GPU asserts that arguments for any higher rate reductions than already proposed in Stipulation I are based on flawed analyses and would jeopardize its financial integrity and its ability to attract necessary capital.

GPU asserts that the 3.45 cents average distribution rate in Stipulation I is below the 3.70 cent rate justified by the 1996 COSS reflected in Schedule MRK-6 in the record. The Company asserts that it originally filed a 1992 COSS study in support of its unbundled rate filing, in compliance with the Board's Final Report, which study was adjusted to recognize known and significant changes in its business at that time, principally involving reductions in production revenue requirements and increases in distribution revenue requirements, in order to meet the basic ratemaking principle that rates be based on reasonably current information. This approach led to considerable controversy in the case, leading ultimately to an interlocutory appeal to the BPU by GPU. The Company acknowledges that the Board's February 9, 1998 Order on interlocutory appeal upheld the ALJ's decision that she should render unbundled rate findings based upon the 1992 COSS, as adjusted only for the effects of the Global Settlement. However, GPU notes that the Board allowed a 1996 COSS to remain in the record, and indicated its intent to revisit the issues and reserved to itself the ultimate determination as to the methodology and vintage of costs to be utilized for unbundling purposes, recognizing that it must ultimately "establish a reasonable level of rates, and. establish a reasonable level for each component thereof, going forward." GPU asserts that the study filed in Schedule MRK-6 in response to Discovery Request Enron-56 is a cost of service study that utilizes actual 1996 costs from FERC Form 1 data in concert with all of the methodologies from the last base rate case, without any of the "adjustments" that had caused the earlier controversies. Thus, GPU asserts the study ensures that there are no production-related costs, including A&G costs, improperly shifted to the distribution cost category. GPU reiterates that its 1996 study supports a distribution rate higher than that agreed to in Stipulation I, and that applying the reduced stipulated rate of 3.45 cents to the supported revenue requirement would produce a ROE of only 11.34%. Accordingly, GPU asserts the unbundled average distribution rate of 3.45 cents contained in Stipulation I is clearly just and reasonable.

As to shopping credits, GPU asserts that this issue was extensively litigated, with the Company arguing that the shopping credit/BGS rate should consist of a pass-through of the actual direct costs, while other parties argued the need for a retail adder, based upon experiences in other states. In addition, numerous projected market energy and capacity prices were introduced into the record and litigated. GPU asserts that the shopping credits in Stipulation I appropriately equal the BGS rate, for ease of shopping; are well above any projected market line in the proceedings; and, while the parties did not quantify an explicit retail adder, the credits appear to exceed almost any shopping credit in the country. Thus, GPU contends that Stipulation I's proposed shopping credits meet


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the Act's requirement to foster a competitive marketplace. Further, the agreement by GPU to bid out BGS during the third year of the Transition Period further promotes competition. GPU asserts that all of the cost elements slated for recovery via the MTC pursuant to Stipulation I, including above-market NUG and utility PPAs, Oyster Creek investment, Freehold Cogen buyout costs, and Oyster Creek early retirement and severance costs, are eligible for recovery under N.J.S.A. 48:3-61. All costs were committed to and included in rates as of the last base rate case, except for certain Oyster Creek capital additions that were needed to maintain plant integrity, environmental or other regulatory standards consistent with N.J.S.A. 48:3-61(d)(1). Moreover, the record demonstrates GPU's mitigation efforts, including NUG contract mitigation (GPU-SC-2), and Oyster Creek mitigation (GPU-SC-7SR). GPU asserts that its planned divestiture of its fossil generation and TMI-1 represents successful mitigation because it has eliminated the need for any recovery of generation-related stranded costs (other than Oyster Creek). There is no risk of overrecovery of stranded costs, since the MTC will be subject to annual review and, if necessary, true-up.

GPU asserts that the composition of the SBC as detailed in Stipulation I, including nuclear plant decommissioning costs, universal service fund and DSM costs, complies with N.J.S.A. 48:3-60. Moreover, the provision for deferred accounting and accrued interest on under and over-recoveries recognizes that GPU is obligated by statutes and regulations to incur these costs and lacks control over these costs. Additionally, maintaining current social program costs within the distribution rate is consistent with GPU's filing, wherein it asserted that such costs could not be readily identified and separated out; thus, GPU contends that maintaining these costs within the distribution rate is not inconsistent with N.J.S.A. 48:3-60. Finally, the stipulated Oyster Creek nuclear decommissioning level of $34.4 million in the SBC reflects a reduction from the $39 million originally requested, and is based on the site-specific study filed with the BPU on March 5, 1999.

GPU asserts that it has agreed to apply all net proceeds from generation asset sales to reduce stranded costs, notwithstanding that it agreed to receive less than full recovery of Oyster Creek-related stranded costs and had originally proposed to credit all net divestiture proceeds to stranded costs only on the condition that it be provided full stranded cost recovery. Moreover, GPU has guaranteed that the divestitures will eliminate all generation-related stranded costs (other than Oyster Creek) without the need for future true-ups. Accordingly, as a trade-off to all of the concessions it agreed to, GPU asserts that it cannot and should not be submitted to the risk of a subsequent divestiture proceeding. Because of the intertwined nature of all these matters, GPU agreed to the provisions in Stipulation I which provide definitive resolution of the divestiture petitions. GPU asserts that the provisions of paragraph 22 of Stipulation I for the collection of above-market NUG and Utility PPA costs, and contract buyout/buydown costs via the MTC, are consistent with its original filing, the ID, and the Act. The agreed-upon mechanism assures that GPU will recover such costs on a dollar-for-dollar basis, with true-up and protection against overcollection. GPU asserts that it has made major concessions regarding the recovery of the sunk investment in Oyster Creek, by agreeing to a 13-year amortization at 7% interest, thereby assuming all of the risk of completing securitization, and by writing down the net book value by approximately $80 million, from $605 million to $525 million, to reflect the time value to GPU resulting from the deferral of the anticipated retirement tax benefits of the plant's remaining tax basis over the life of the securitization


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bonds. GPU asserts that this is an even more favorable outcome for customers than its original proposal to retire Oyster Creek for ratemaking purposes as of the end of the next refueling cycle in September 2000, which proposed treatment the ALJ found reasonable. GPU also emphasizes that the ALJ specifically found that the post-rate case capital additions to Oyster Creek were necessary to maintain unit capability and meet safety and other regulatory standards and/or were needed to support safe and reliable operations; thus, such post-rate case capital additions are appropriately included in the recoverable plant balance, consistent with EDECA.

GPU asserts that, pursuant to N.J.S.A. 48:3-61 (i)(1), it is entitled to recover non-mitigatable NUG PPA stranded costs and that, pursuant to N.J.S.A. 48:3-57(e), it is entitled to fully and timely recover BGS costs but, because of the Act's other, potentially conflicting mandates to provide for a four-year rate cap and to provide BGS at market-based prices, there is a possibility that it will not be able to fully recover the NUG costs on a timely basis. This risk is more acute for GPU because it has divested its generation assets and is therefore at the mercy of market forces to meet its statutory BGS obligations. Accordingly, Stipulation I (paragraphs 29 through 39) provides for the deferral of any underrecoveries, for later recovery, at the Company's previously approved overall ROR. While, based upon market line projections, GPU does not expect the Deferred Balance to grow to unmanageable proportions during the transition period, unanticipated factors beyond GPU's control could cause market price fluctuations which would cause the Deferred Balance to grow to a level which could impair the Company's financial integrity, cash flow and operations. GPU thus argues that the various provisions of paragraphs 29 through 39 are critical to preserve GPU's credit ratings and to maintain access to the capital markets on reasonable terms, and to achieve the rate reductions and shopping credits embodied in the Stipulation. GPU asserts that securitization of the Deferred Balance, if necessary, is consistent with the provisions of N.J.S.A. 48:3-62(a) and N.J.S.A. 48:3-61(a)(3). The Deferred Balance to be securitized would be comprised of NUG PPA, and perhaps utility PPA, stranded costs. GPU asserts that securitization would also provide tangible and quantifiable benefits to ratepayers, including greater rate reductions because the Company could not have conceded to the rate reductions, rate refunds and shopping credits embodied in the Stipulation In the absence of such assurance. Finally, GPU notes that N.J.S.A. 48:3-61(h) provides for the type of corrective action embodied in paragraph 36 of Stipulation I if GPU's financial integrity is impaired. GPU argues that the potential lengthy delay in seeking and obtaining the requisite regulatory relief in the absence of the predefined triggers in Stipulation I could be viewed, in and of itself, as impairing the Company's financial integrity, thus necessitating these triggers.

GPU asserts that the recovery of regulatory assets embodied in paragraphs 40 and 41 of Stipulation I is consistent with the Final Report, GPU's filing, the ALJ's findings and the Act. Stipulation I provides that additional amortizations not previously recognized in rates, including computer system costs and deferred storm damage costs, are deemed to be included in GPU's unbundled distribution rate, so that customers will not experience a rate increase as a result of the recovery and amortization of such regulatory assets. Moreover, amortization of these regulatory assets will continue upon completion of the amortization of other regulatory assets, so that neither rates nor GPU's earnings will be impacted by the expiration of such other amortizations. GPU notes that paragraph 42 of Stipulation I provides that if the GPU Energy Companies' motion to reverse


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the FERC's November 25, 1997 Order, which directed the companies to establish a single system-wide transmission rate, is successful, GPU may increase its unbundled transmission rates accordingly; however, it also provides that distribution rates would be reduced and shopping credits increased, in a corresponding manner. Thus, GPU's customers will not incur increased costs if the motion for rehearing before FERC is granted. GPU further asserts that paragraph 43 of Stipulation I provides a benefit to ratepayers by assuring that any benefit received by GPU as a result of the transfer of TEFA obligations to the purchaser(s) of its generating assets will flow to ratepayers. GPU asserts that elimination of various special tariff classifications and riders that offered special discounts and credits, as provided in paragraphs 44 through 46, is appropriate since they are not consistent with a competitive retail market and GPU's exit from the generation business; moreover the elimination of these items is consistent with its petition and the ID.

With regard to the elimination of the All-Electric residential discount, GPU asserts that this discount was introduced in 1995 to provide some relief to All-Electric Service customers in anticipation of the advent of competition, but was never intended to substitute for the development of a competitive energy market. GPU agreed in paragraph 47 to return to ratepayers $30.4 million of collected but unspent low level radiation waste fund monies, by applying this amount to the Deferred Balance. GPU argues that the conditions for the termination of the Global Settlement earnings adjustment, as embodied in paragraph 16 of the Global Settlement, and provided for in paragraph 53 of Stipulation I, have been satisfied. The Act effectively modifies various aspects of the Global Settlement, by precluding new base rates for a four-year period beyond the period contemplated in the Global Settlement, and by mandating additional rate reductions, a price cap, and the obligation to provide BGS service under the price cap.

GPU filed separate comments opposing Stipulation II. GPU cites numerous procedural deficiencies associated with Stipulation II, including that the proposal is not a "stipulation of settlement" among parties with diverse interests, but rather a rehashing of litigation positions by parties on the same side; that the proposal is essentially a motion to reopen the record which should be denied for reasons similar to the Board's denial of a similar motion in the PSE&G proceeding, and that the proposal relies on inadmissible, extra-record affidavits that should be afforded no weight.

With regard to the substantive elements of Stipulation II, GPU asserts that the rate reductions embodied in Stipulation II are speculative and based on flawed analyses. GPU asserts that Stipulation II ignores significant concessions already made by the Company with respect to Oyster Creek in Stipulation I, and relies on an unsupportable position that there should be no return on Oyster Creek principal. GPU asserts that, at the core of Stipulation II's rate reduction proposals is the flawed and irrelevant ROE testimony of the RPA's witness. The Company notes that the BPU's February 9, 1998 Order on interlocutory appeal, which overturned the ALJ's decision and allowed Mr. Rothschild's testimony to remain in the record, indicated that the relevance of such rate of return testimony was limited to the appropriate discount rate to be used in calculating stranded costs and mitigation measures available to reduce the stranded cost burden on ratepayers, and cautioned that the purpose of the unbundling and stranded cost proceedings is not to set new base rates but rather


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to unbundle existing Board-approved rates. The Board also indicated in its Final
Report that ROE is only relevant in the context of mitigation measures at it relates to the possibility of a reduced return on uneconomic assets. Thus, according to GPU, any attempt to use the flawed RPA ROE analysis, whether derived from the filed testimony or the "extra-record" affidavit, to assert that GPU is overearning, would contravene the long-standing prohibition against single issue ratemaking, by ignoring all other changes in the Company's costs as would be done in a full base rate case. GPU cites to the record, specifically GPU-SC-13R, for detailed explanations of the many deficiencies in the analysis itself, which, in its view, leads to a gross understatement of it's cost of equity. GPU further argues that the reliance of the analysis on the proposition that there is a different, lower cost of capital for a "wires" company is invalid, because the price cap and BGS obligations and resultant market risk borne by GPU render it; indeed, it mat be perceived by the financial community as being even more risky than an integrated utility company.

GPU disputes Stipulation II's contention that the 1996 COSS relied upon to set distribution rates was not available for investigation or record response by opposing parties. The 1996 study was provided to all parties prior to the commencement of the OAL hearings as GPU's response to data request Enron-56, and was later marked for identification in the record as Schedule MRK-6 to Exhibit GPU-UR- 3R. GPU asserts that all parties had ample opportunity to investigate the study, cross-examine the Company's sponsoring witness and present their own record response. By contrast, Stipulation II relies on the extra-record affidavit of a new source who was not even a witness in the OAL proceedings. As to the distribution rate base additions since 1992 reflected in the 1996 COSS, GPU asserts that HB, the independent auditor hired by the BPU, "verified, for the most part, the existence of the stated increases by comparison with FERC filings." (S-35 at 3-28). Indeed, GPU argues that Schedule MRK-6 supports a current distribution revenue requirement of $650 million, or about 3.70 cents per kwh, using 1996 billing determinants, as compared to Stipulation I's, agreed-upon rate of 3.45 cents. GPU argues that Stipulation II's reliance on the assumption that GPU will realize significant increases in distribution revenues due to sales growth beyond the 1996 levels ignores the increased levels of rate base and operating costs attendant to serving such growth. GPU asserts that the analysis also relies upon an unsupported assertion and flawed study related to the alleged inflated ROE embedded in the distribution rate.

According to GPU, Stipulation II is unfair because it denies GPU any return on its only remaining generating asset, Oyster Creek, which it has proposed to retire for ratemaking purposes for the benefit of customers. GPU asserts that, contrary to the Board's stated policy, this imposes a penalty on plant shutdown as opposed to a decision to keep the plant operating, even though such action will reduce stranded costs. The proposed amortization is not akin to the recovery of some failed investment in an abandoned plant that was never fully constructed or operated, where a disallowance of a return might seem appropriate; rather, GPU asserts, Oyster Creek has been operating "splendidly" and providing service for some 30 years, and is only being proposed for retirement to reduce going-forward costs and risks to customers. GPU further asserts that Stipulation II also ignores the concession which GPU has already made to reduce the return on the Oyster Creek amortization to 7% from the originally-requested 10.28%, and its agreement to bear the risk of the timing and implementation of securitization.


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GPU asserts that Stipulation II is unfair and unbalanced by disallowing the difference between the actual net stranded cost resulting from the TMI-1 sale (approximately $150 million) and the Company's original administrative estimate of $100 million. This is despite the fact that the fossil asset divestiture will produce positive net proceeds of about $136 million, which is well in excess of the administrative estimate of fossil stranded costs filed in the proceeding; yet GPU has not proposed to keep this excess above the estimated stranded costs. GPU asserts that Board policy, the ALJ's findings and the Act encourage asset sales, as opposed to administrative estimates, as the best means to establishing asset value. GPU asserts that thus it would be no incentive to divest if the results of such sales were to be selectively applied to penalize the Company on the downside while taking away the upside benefits. With regard to Yard's Creek, GPU points out that there is a pending petition to resolve a dispute regarding the sale of GPU's ownership share of the facility, and that it has committed to apply the net proceeds from the ultimate sale, above those assumed in Stipulation I, as an offset to deferred costs. Accordingly, there is no basis for Stipulation II's challenge to the proposed treatment of Yard's Creek.

With respect to the divestiture petitions, GPU asserts that the record already developed establishes that the proposed sales meet the standards established in N.J.S.A. 48:3-60. The parties should not be permitted a second "bite at the apple" that would upset the careful balance which has been constructed in Stipulation I, and expose the Company to the risk of further disallowances or potential write-offs. Accordingly, GPU urges that Stipulation II's proposal to withhold and delay the final approval of the divestiture petitions should be rejected.

GPU asserts that there is no basis for Stipulation II's challenge to the recovery of utility PPA stranded costs. Stipulation I does not anticipate such stranded costs; it merely provides a mechanism for such recovery in the event that Utility PPA costs indeed exceed the realized market value of the power and, conversely, provides a mechanism to credit the Deferred Balance if the realized market value of the utility PPA power exceeds its cost. GPU asserts that Stipulation I would credit any retained retail adder to the Deferred Balance. GPU does not object to any clarification of this point deemed appropriate by the Board. For reasons stated in its comments in support of Stipulation I, GPU objects to the statements in Stipulation II that it is unclear whether securitization of deferred NUG stranded costs is permitted by the Act.

GPU's only substantive objection to the elements of Stipulation II dealing with the SBC is that it believes that all issues relating to DSM programs, including a decision as to the continuation or cessation of recovery of lost generation-related revenues, should be addressed in the Comprehensive Resource Analysis ("CRA") proceeding.

Despite claims in Stipulation II that the shopping credits in Stipulation I are inadequate, GPU notes that the shopping credits in Stipulation I are higher than the "much ballyhooed Philadelphia Electric Company ("PECO") shopping credits, despite the fact that PECO was provided higher stranded cost recovery and offered much more limited rate reductions than those encompassed in Stipulation
I. GPU also notes that the shopping credits in Stipulation I are equal to or higher than the recently-approved PSE&G credits, on a system average basis. Moreover, Stipulation I's shopping credits for commercial and most industrial customer classes are higher than those approved recently for PSE&G. The issue of shopping credits was litigated at the OAL and all parties had ample opportunity to present, and did present, evidence on this issue. GPU asserts that the effort


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via Stipulation II to update or supersede this record evidence should not be permitted. Moreover, GPU asserts that the alleged increases in energy prices, even if valid and substantiated, should not supersede substantial market line testimony already in the record. Further, GPU notes that it is significant that two major and experienced marketers, Enron and PP&L, have agreed to Stipulation I's shopping credits. That other marketers may seek higher credits to cover inefficient costs or to be a source of additional profits, or that customers may want higher credits, does not alter the fact that Stipulation I's shopping credits are supported in the record and are high enough to promote a robust competitive market.

Finally, GPU argues that Stipulation II attempts to decide metering and billing issues separate and apart from the Board's generic proceeding, and should thus be rejected. Similarly, GPU's readiness to accept EDI transfers is being addressed separately, and generically, and Stipulation II's proposed incentives in this regard should be rejected. Additionally, GPU note that Stipulation II includes provisions which attempt to decide generic municipal aggregation, universal service and third party supplier agreement issues, which should be rejected by the Board.

2.   Ratepayer Advocate
     ------------------

The RPA urges the Board to reject Stipulation I and instead adopt Stipulation
II. It asserts that Stipulation I assures that there will be no competition in GPU service territory; discriminates against residential and low-income customers through an insufficient shopping credit; eliminates the current all-electric home discount and limits on switching in and out of BGS; and contains a proposed distribution rate which is significantly higher than either PSE&G's rate or that of GPU's sister utilities in Pennsylvania. The RPA also opposes Stipulation I's proposal that the BPU give blanket approval of the GPU generation asset sales without a meaningful evidentiary record. In contrast, the RPA asserts that Stipulation II allows for a vibrant competitive market, achieves sustained rate reductions for all customers, yet allows GPU to recover and securitize a "generous" level of stranded costs and maintain its financial integrity.

Specifically, citing Exhibit RPA-18, the RPA asserts that the record supports an immediate rate reduction of 10%, and that Stipulation I which proposes only the bare minimum reductions required by the Act, is insufficient. It also asserts that there is no statutory support for conditioning all of the rate reductions on the securitization of Oyster Creek, as proposed in Stipulation I. The RPA asserts that GPU's proposal for a 5% rate "refund" in year 4 only, combined with likelihood for enormous cost deferrals will result in the short-term 10% rate reduction in year 4 being nearly completely reversed in year 5, contrary to the Act's intent that rate reductions be sustained and that securitization savings be passed through to customers in their entirety. N.J.S.A. 48:3-52(f) and 62. In contrast, the RPA claims that Stipulation II provides rate reductions which will be sustained beyond year 4, will avoid "rate shock" and which are not contingent upon securitization.

The RPA notes that the unbundled rates in Stipulation I rely upon the 1996 COSS which uses the 1996 cost data rather than costs from the last base rate case, as required by the Board and the ALJ in this proceeding, and as authorized by N.J.S.A. 48:3-52. The RPA asserts that the 1992 cost study with 1992 data is the only study accepted in the record and subjected to cross-examination and


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rebuttal testimony, and the Board itself denied GPU's interlocutory appeal of the ALJ's decision that GPU must unbundle its rates based upon the cost study from its last base rate case. According to the RPA, use of the updated vintage cost data, inappropriate cost-shifting in GPU's cost study, and inclusion of new regulatory assets have led to the "outrageously high" distribution rate of 3.45 cents per kwh, which, in turn, leads to an artificially suppressed shopping credit and MTC during the transition period and enormous cost deferrals. The
3.45 cent rate is significantly higher than the distribution rates of GPU sister companies Pennsylvania Electric and Metropolitan Edison, which have asserted distribution rates of 2.15 cents and 2.08 cents, respectively. The GPU rate is overstated for a number of reasons, including an overstatement of the cost of equity, a failure to consider sales growth over the Transition Period, and the inclusion of over $500 million of post-1992 distribution rate base additions. The RPA recommends that the BPU should adopt the proposed 3.00cent rate in Stipulation II.

The RPA asserts that the residential shopping credits included in Stipulation I are at least one full cent below the level necessary to foster a competitive market, are 30% below the shopping credits proposed for GS (commercial) customers, and are substantially lower (nearly 7 mils on average) than those recently approved for PSE&G. GPU's rationale for the lower credit, that residentials make up a higher proportion (nearly 40%) of total load, actually supports the need for higher credits in GPU's service territory.

The RPA expresses concern with the last sentence of paragraph 7 of Stipulation I, which it asserts appears to provide blanket approval for recovery of all costs incurred to provide BGS, rather than all reasonable and prudently-incurred costs as provided in N.J.S.A. 48;3-57(e). The burden of proof should remain with the utility to demonstrate the reasonableness and prudency of its BGS costs prior to recovery. In addition, future calculations of BGS costs must reflect an offset for those items which GPU is already recovering in other elements of its rates, such as the MTC. With regard to paragraph 8 of Stipulation I, the RPA asserts that the proposed "one-year commitments" are anti-competitive and discriminatory, and represent the type of issue which the Board has indicated it will decide generically. With regard to the establishment of the MTC pursuant to paragraphs 9 and 10 of Stipulation I, the RPA asserts that setting the MTC as a residual rate has the effect of paying for the rate reductions and increasing shopping credits by simply decreasing the MTC and deferring costs, and will result in customers paying the utility back, with interest, starting in year 5 for the rate reductions and shopping credits in years 1 through 4. The RPA also objects to Stipulation I's apparent intent to not credit as an offset to the deferrals the retained margin resulting from non-shopping customers. The RPA further objects to the inclusion in the MTC of utility PPA stranded costs, asserting that based upon the ALJ's adopted market line as well as the actual market prices in the last year, there will be no such costs; indeed, there may even be a stranded benefit from utility PPAs. The GPU's unbundled rates should not anticipate utility PPA stranded costs; the actual value of the contracts versus the forward energy and capacity market should be calculated annually, and when the market price exceeds the PPA prices, these amounts should be used to offset other stranded cost deferrals. GPU should also be required to mitigate NUG stranded costs by maximizing the market recovery for its NUG contracts and continuing to negotiate for cost reductions with NUG suppliers. With regard to Oyster Creek early closure costs, estimated at $130 million, the RPA asserts that recovery by GPU should not commence unless and until GPU actually shuts down Oyster Creek. If such costs are included in the MTC immediately,


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inappropriately collected funds resulting from a subsequent decision not to shut the plant down should be credited against the MTC deferral, with interest. Finally, if the LEAC has an over-recovered balance as of August 1, 1999, this amount plus interest should be refunded to customers as an offset to the MTC deferral.

With respect to the SBC issues addressed in paragraphs 11 through 13 of Stipulation I, the RPA asserts that GPU should be required to submit a more detailed list of all items that may be deferred in the SBC to ensure that GPU is not improperly booking non-statutory expenses to its SBC deferred account. It also asserts that Stipulation I fails to remove generation-related lost revenue recovery and deferral from its DSM costs as of August 1, 1999, as was done in the Board's recent PSE&G decision. The RPA asserts that the Board should reject the proposed increase of $34.4 million in annual Oyster Creek decommissioning costs related to the early shutdown of the unit, because no decision has been made to date to shut down the unit, and because the $34.4 million figure represents the upper bounds of the range of possible early closure costs set forth in GPU's decommissioning cost update recently filed with the Board pursuant to N.J.A.C. 14:5A-4.2. In addition, while Stipulation I provides for interest accrual on deferred SBC costs at GPU's overall rate of return (10.28%) from the its last base rate case, the RPA asserts that there is no specific statutory allowance for accrued interest, and objects to the use of the seven year old overall return, and instead recommends use of the short-term debt rate, citing the PSE&G decision where the Board approved use of the seven-year single-A debt rate.

With regard to paragraphs 14 through 21 of Stipulation I, the RPA asserts that the proposed final resolution of the GPU fossil and TMI-1 divestiture petitions must be rejected, since there is no record evidence upon which such a determination could be reached. The RPA cites the statutory requirements of N.J.S.A. 48:3-59(c) and the Board's duties thereunder, as well as the Board's pre-existing authority pursuant to N.J.S.A. 48:2-13 and 48:3-7. Issues which the RPA asserts need to be satisfactorily resolved during a yet-to-be-completed full review of the generation asset sales include the allocation of proceeds between New Jersey and sister utilities in Pennsylvania, the reasonableness of transaction costs, and the reasonableness of transition power purchase agreements entered into with the purchasers.

The RPA concurs with paragraph 18 of Stipulation I. With regard to paragraph 20, the RPA asserts that the increase in TMI-1 stranded costs from the originally-filed $100.83 million to the proposed $150.3 million is inappropriate, is violative of the statutory requirement in N.J.S.A. 48:3-61(f) to mitigate stranded costs, and calls into question the prudence of GPU's decision to sell the plant on the agreed-upon terms. The RPA instead urges the Board to adopt Stipulation II, which, the RPA asserts, caps the TMI-1 stranded costs at $100.83 million, producing a net gain from the sale of TMI-1 and the fossil units of $34.8 million. Similarly, Stipulation I assumes $15 million of net proceeds from the sale of Yard's Creek, while GPU's pending petition in that matter assumes a sale price exceeding book value by nearly $100 million; the RPA recommends that the Board instead adopt Stipulation II, which "conservatively" estimates the pro forma net proceeds from the Yard's Creek sale at $50 million, to be used to offset GPU's Oyster Creek stranded cost recovery.

The RPA objects to paragraph 21 of Stipulation I, which essentially provides a "regulatory-out" by which GPU may recover via the MTC any amount it may otherwise be required to write-off in the event that the Board modifies its


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proposed Stipulation. The RPA argues that GPU's remedies, if it is not satisfied with the BPU's decision, should be to seek reconsideration or to file an appeal.

With regard to paragraphs 23 through 28 of Stipulation I, the RPA does not object to securitization of Oyster Creek but, consistent with the ALJ's recommendation to deny GPU a return on the Oyster Creek investment in the event of plant retirement, proposes that the principal amount for the amortization or securitization be reduced to $350 million, to reflect a $175 million disallowance to remove the interest component. The Oyster Creek principal must be further reduced from $350 million to $265.2 million to reflect the TMI-1 and Yard's Creek stranded costs adjustments addressed previously. As reflected in Stipulation II, these adjustment would result in a lower MTC, thereby allowing for higher shopping credits and/or lower cost deferrals. The RPA also objects to Stipulation I's proposal that all securitization transaction costs be borne by customers, asserting instead that these costs should be shared 50%/50%, with a $10 million cap on the customers share. The RPA also notes that there is an apparent conflict in Stipulation I as to whether the securitization term for Oyster Creek is 15 years or 13 years.

The RPA objects to the proposed finding in paragraph 27 of the Stipulation I that GPU has satisfied the requirements of N.J.S.A. 48:3-62(b) concerning securitization, arguing that unless Stipulation II is approved, GPU will not have used available mitigation measures and will not provide sustainable rate reductions. Moreover, it asserts that it has demonstrated in the proceeding that GPU could reduce its rate by 10% from April 1997 rates without damaging its financial integrity and, therefore, securitization is not necessary to achieve these reductions. Finally, it asserts that GPU has not demonstrated that customers will continue to receive the benefits of the Oyster Creek securitization over the life of the bonds.

As to paragraphs 29 through 39, the RPA does not oppose the deferral of legitimate costs, but asserts that, due to GPU's high distribution rates, the MTC will be artificially understated, and there is no mechanism to credit retained margins from non-shopping customers, thus leading to high deferrals during the Transition Period. The RPA asserts that Stipulation II, when the retained retail margin is factored in, will likely result in no net deferral at the end of the Transition Period. The RPA further asserts that the annual review of the Deferred Balance should not be conducted as a Board audit but, rather, as part of the periodic review of the MTC as required by N.J.S.A. 48:3-61.

With regard to paragraphs 32 through 34, the RPA asserts that GPU should be required to maintain its year 4 rate reduction level unless and until it proves it requires a rate increase to avoid impairment of its financial integrity. The RPA also asserts that the proposed securitization of deferred MTC costs, which essentially represent deferred NUG stranded costs, is contrary to the Act. Costs will actually increase under the proposal because GPU would not otherwise pay interest on NUG contract costs, while it will pay interest of 6.5% to 7.0% on the bonds, and it will add issuance costs to the principal. The RPA also asserts that the proposal to securitize deferred costs during the Transition Period, if such deferrals reach $100 million, could result in unnecessary securitization, since temporary market-driven increases which may otherwise be erased due to later market price declines would already be securitized. Moreover, such securitization would necessitate the immediate imposition of a transition bond charge which, under the price cap, would cause a decrease in the residual MTC



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and thereby actually increase the deferral on a going-forward basis, thereby rendering compliance with N.J.S.A. 48: 3-62(b) impossible. Stipulation II would permit securitization of the MTC deferral if it reaches $100 million at the end of the Transition Period, but only if GPU files a rate case showing its overall financial need to increase its rates at the end of the Transition Period.

The RPA recommends rejection of paragraph 36 of Stipulation I, which asks the Board to find that certain levels of Deferred Balances ($200 million without securitization or $400 million with securitization) constitute "prima facie" evidence of impairment of GPU's financial integrity, pursuant to N.J.S.A. 48:3-61(h). The RPA asserts that this is unnecessary, since nothing prevents GPU from filing a petition alleging such impairment, in which case it would bear the burden of proof, and the Board would have the opportunity to review all aspects of the Company's financial integrity, not simply one component.

The RPA asserts that the Board should reject the inclusion in distribution rates of the designated costs referred to in paragraphs 40 and 41 of Stipulation I, since the Board has already found that this is not a base rate case and that nothing in the Act permits the recovery of new, never-approved regulatory assets through the utility's unbundled distribution rate. Moreover, the RPA asserts that the Board should review the claimed regulatory assets in Appendix D and adjust distribution rates down accordingly to remove those regulatory assets that will be fully amortized during the Transition Period. Additionally, the Global Settlement approved by the Board on March 24, 1997 included a provision that regulatory assets be reduced by a portion of excess earnings in 1997 and 1998; such excess earnings, in fact, have occurred, and the Board should ensure that the regulatory assets in rates as set forth in Appendix D include the appropriate write-downs pursuant to the Global Settlement Order.

The RPA generally concurs with the provisions of paragraph 42 of Stipulation I, except that any increase in the transmission rate should be reflected by a commensurate increase in the shopping credit, and a corresponding decrease in the distribution rate. The RPA argues that paragraph 46 of Stipulation I should be rejected, since elimination of the All-Electric discount will harm customers in All-Electric homes, including senior citizens living in retirement communities. Despite the fact that such customers will receive the mandated rate reductions, these homes still use large amounts of electricity which will be subject to GPU's regulated charges. The RPA urges that paragraph 48 of Stipulation I be rejected as well. The RPA does not disagree with the provisions of paragraphs 49 and 50 of Stipulation I, but asserts that more specific language is needed to assure that competitive metering and billing is available no later than August 2000, and that EDI systems are in place by November 1, 1999. The RPA urges adoption of the incentive mechanism contained in Stipulation II to link NUG cost recovery with achievement of the November 1, 1999 goal.

With respect to paragraph 53 of Stipulation I, the RPA asserts that the Global Settlement earnings review and overearnings offset mechanism should not be eliminated until August 1, 1999; moreover, it emphasizes the need for a replacement mechanism as proposed in Stipulation II to assure that GPU does not overearn during the Transition Period at the same time that it is building up deferred costs.


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The RPA raises additional issues not addressed in Stipulation I. It asserts that the crediting of all net revenues from telecommunications agreements with GPU's telecommunications subsidiary should continue to be used as an offset to stranded costs or distribution rates, as required by the BPU's December 17, 1997 Order, and that the most effective way to accomplish this is to apply such net revenues against any deferred costs. The RPA asserts that the BPU should order GPU to comply with the pro-aggregation recommendations in Stipulation II. The
BPU should also order GPU to cooperate with the establishment of an expanded universal service fund in the appropriate resolution of third party supplier agreement and retail tariff issues, and continue to support the "New Jersey Shares" fuel fund. Finally, customers should be free to switch suppliers at will without incurring switching fees, and should not be locked in for a one-year period.

3.   New Jersey Business Users
     -------------------------

NJBUS, a signatory party to Stipulation II, urges the Board to reject Stipulation I because it fails to comply with the Act and is not in the public interest, and instead urges approval of Stipulation II. NJBUS asserts that Stipulation I could eliminate almost all of the savings available to customers during the four-year Transition Period by deferring for future recovery NUG stranded costs and other costs, in amounts nearly equal to the rate reductions. The deferral of costs and elimination of a substantial portion of the rate decrease in year 5 is contrary to the EDECA's mandate to reduce high energy costs. Inadequate shopping credits will limit customer choice, thus reducing, rather than enhancing, New Jersey's competitive position as required by EDECA.

NJBUS asserts that the initial 5% rate reduction is mandated by N.J.S.A. 48:3-52(d), and cannot be made contingent on securitization, as provided in Stipulation I. Similarly, a 10% rate reduction is mandated within 36 months of the start of retail competition and, similarly, cannot be conditioned on securitization of Oyster Creek, or anything else. Additionally, N.J.S.A. 48:3-62(a) and (i) require that the entire amount of securitization savings must be immediately passed on to customers in the form of reduced rates, contrary to Stipulation I, which proposes to subsume the savings in the initial 5% rate reduction. Moreover, NJBUS asserts that the year 4 rate credit proposal in Stipulation I violates the specific language of N.J.S.A. 48:3-52(f), which requires that the rate reductions be applied among the unbundled rate components in a manner which provides for a sustainable aggregate rate reduction. The removal of Stipulation I's proposed rate credit on August 1, 2003, will almost certainly lead to an increase in customers' bills unless generation prices drop significantly at that time. Stipulation I provides insufficient information to ascertain the level of this potential rate increase; however, the "bill shock" will likely be substantial. While the maximum level of rate reduction is not required to be sustained after 48 months, nothing in the Act contemplates an automatic rate increase at the end of the transition period, and existing law provides that rate increases can only occur after the filing of a petition and a hearing. N.J.S.A. 48:2-21. NJBUS proposes Stipulation II as a means of providing sustained rate reductions by eliminating overearnings and making adjustments to Oyster Creek stranded costs and other items leading to a total $203 million annual rate reduction, as described in Stipulation II.

While NJBUS does not object to GPU collecting its reasonably incurred NUG stranded costs, it is concerned by the substantial cost deferrals contemplated in Stipulation I and asserts that GPU must make every attempt to mitigate those stranded costs before they are eligible for collection, and to provide BGS at a


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reasonable and prudent price. N.J.S.A. 48:3-61(f) and 57(a). Such mitigation can occur in a number of ways, including renegotiation of contract pricing terms, market sales of a full array of services related to the NUG power, and the exercise of call options on power from the divested generating plants to provide BGS supply. Moreover, NJBUS asserts that the deferral mechanism is merely a way for GPU to avoid making the required rate reductions via appropriately set unbundled rate elements. NJBUS also argues that any deferrals should be offset with amounts retained by GPU with respect to non-shoppers in periods in which GPU is able to supply BGS at a cost below the pre-established BGS rate/shopping credit. The Board could also institute a mechanism to track earnings and to credit any overearnings against deferrals. NJBUS also asserts that Stipulation I's proposed 10.28% interest rate on deferrals is too high, citing the use of the seven-year single A debt rate in the BPU's PSE&G decision.

NJBUS asserts that securitization of deferrals is not permitted by the Act, noting that N.J.S.A. 48:3- 62(c) limits the application of securitized bonds to utility generation plant stranded costs or the buyout or buydown of NUG contracts. Additionally, NJBUS asserts that the proposed securitization of deferrals prior to the end of the Transition Period, and resultant increase in rates above the cap amount via imposition of a transition bond charge before the end of the Transition Period, is not permitted by N.J.S.A. 48:3-52, and violates N.J.S.A. 48:3-61, which provides that the level of the MTC may not prevent achievement of the mandated rate reductions. NJBUS also opposes Stipulation I's proposed automatic finding of financial impairment if deferrals reach $200 million, arguing that such finding cannot occur without a specific review of the facts and circumstances of the Company's financial condition at the time, as well as a prudence review related to the accumulated deferred cost balances.

NJBUS opposes the Stipulation I's proposed distribution rate of 3.45 cents, arguing that it is nearly double that of comparable utilities, including PSE&G and GPU's own sister utilities in Pennsylvania. Further, it asserts that the 1996 COSS, study which underlies the 3.45 cent distribution rate, was refused admission into the record by both the ALJ and the Board. NJBUS further allege that the Board ruled on interlocutory appeal that if the updated study were to be used, the parties would first have to have the opportunity for discovery, cross-examination and opposing testimony. NJBPUS asserts that no such opportunity was afforded. Removing $500 million of post-1992 costs yields a distribution rate of 2.85 cents per kwh. Reducing the return on equity results in a further reduction in the rate to 2.7 cents. Pending a full evidentiary review, NJBUS has "agreed" in Stipulation II to a distribution rate of 3.0 cents on an interim basis, subject to refund.

NJBUS asserts that the shopping credits in Stipulation I are inadequate to develop a robust competitive market. It asserts that third party supplier average costs, including market energy, market capacity, ancillary services and transmission, but excluding a retail adder, which together total 5.26 cents on average, currently exceed Stipulation I's average shopping credit for the year 2000. Unless the shopping credits are high enough to cover costs, third party suppliers will shun New Jersey and turn to other states. Moreover, NJBUS argues that Stipulation I's proposed shopping credits for both large industrial and residential customers are below those recently approved for PSE&G, with no supporting explanation for the lower credits. The credits for large industrial customers should be at least as high as those provided in PSE&G's territory, since many industrial customers have the ability to shift production to lower


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cost states, thereby inhibiting economic growth and job creation, contrary to the goals of the Act. Moreover, if only limited competition develops in New Jersey, GPU will retain its customer base, customer list and name recognition in its service territory as a supplier of generation service.

NJBUS objects to the securitization of Oyster Creek related stranded costs, except in the context of Stipulation II. NJBUS argues that, pursuant to N.J.S.A. 48:3-62(b), securitization should only occur after rate reductions and other offsets are subtracted from the principal amount, as provided in Stipulation II. According to NJBUS, if GPU's proposal to securitize $525 million were accepted by the BPU, ratepayers would be forced to pay interest on bonds whose principal is too high, thereby violating N.J.S.A. 48:3-62(b)(3), which requires tangible and quantifiable benefits to ratepayers. Moreover, NJBUS asserts that the Board should require that the proceeds from any securitization of Oyster Creek be applied to reduce GPU's debt and equity in proportion to its current capital structure. Finally, it asserts that there is no basis for a Board finding that GPU has complied with N.J.S.A. 48:3-62(b)(1) and taken all reasonable measures to mitigate its total stranded costs.

NJBUS asserts that the TMI-1 and fossil generating plants should be reflected at full market value as required by N.J.S.A. 48:3-59(c)(1). In order to make such a determination, the Board must continue the pending divestiture proceedings to their conclusion, contrary to the proposed terms of Stipulation I. Finally, it asserts that inclusion of certain regulatory assets, not previously approved in rates, should be rejected.

4.   Mid-Atlantic Power Supply Association
     -------------------------------------

MAPSA, a signatory party to Stipulation II, opposes Stipulation I, arguing that it unfairly advances the interests of GPU to the detriment of consumers and the competitive marketplace. MAPSA asserts that, in lieu of establishing pro-competitive shopping credits, Stipulation I contains a distribution rate which is far higher than the rate for GPU's sibling utilities and which will lock in an excessive and outdated profit level. The residential shopping credit is so low as to completely bar these customers from enjoying the benefits of robust competition. While for a few rate classes, rate schedule GS, GST and GP, the shopping credits are slightly higher than those adopted in the PSE&G territory, the higher credits actually reflect the higher transmission rates for those classes on the GPU system. MAPSA asserts that present wholesale power cost levels will make it impossible for suppliers to offer savings to customers under Stipulation I shopping credit levels, and, in fact, the current market levels are at the low end of what will likely be experienced in the market over the next several years. MAPSA asserts that the shopping credits needed just to cover present forward energy and capacity cost estimates in PJM, transmission costs, ancillary services, line losses, taxes, and to offer savings, range from 5.08 cents for GT customers to 6.78 cents for residential customers. MAPSA further asserts that these numbers do not include any allowance for marketing costs or for expected increases in wholesale market costs. Stipulation I's shopping credits cannot be justified based on currently-projected future market prices. MAPSA asserts that a comparison of Stipulation I's shopping credits to those established for the PECO service territory in Pennsylvania, when the comparison is "properly conducted" to account for differences in New Jersey and GPU-specific costs and forward market price increases, shows that Stipulation I's credits are inadequate. Even ignoring the projected market price increases


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


and simply adjusting for New Jersey and GPU-specific costs, would require a significant increase to Stipulation I's proposed shopping credits to make them comparable to PECO's credits. For instance, the residential shopping credit would have to be increased to 5.71 cents just to be comparable to the 5.66 cent credit established for residential customers in PECO, and to over 6 cents for GS and GST customers to achieve comparability with PECO. While asserting that all of GPU's credits are inadequate, MAPSA especially criticizes the residential credits, finding that these completely fail any test of reasonableness, and would fly in the face of the Act's directive to facilitate the development of a robust competitive market. In addition, MAPSA asserts that the shopping credits violate statutory prohibitions against unreasonable discrimination. MAPSA acknowledges that raising the shopping credit will have the effect of increasing the cost deferrals, but this impact could be offset by the payment that will be made by an alternative supplier for the right to provide BGS in years four and beyond, as well as other potential offsets.

MAPSA is troubled by Stipulation I's reliance on the 1996 cost of service study and the resulting 3.45 cent average distribution rate, which rate is far higher than any other rate in New Jersey as well as those of GPU's sister utilities. The 1996 cost study was never accepted into the record or subject to review by the parties. MAPSA argues that the 1996 COSS results are significantly overstated, due to an overstatement of the cost of equity and the inclusion of over $500 million of post-1992 rate base additions. Correcting these items would reduce the average distribution rate to 2.7 cents per kwh; however, a compromise
3.0 cent rate, as contained in Stipulation II, could be used on an interim basis pending the outcome of an investigatory proceeding by the Board.

MAPSA does not object to the deferral mechanism for recovery of stranded costs embodied in Stipulation I. However, it asserts that at least two adjustments or clarifications to Stipulation I are required in order to minimize the level of the deferral that has to be recovered through additional charges starting in year 5. GPU should be required to maximize the proceeds from NUG and utility PPAs by obtaining the highest possible rate in the market, and the deferrals should be subject to an annual public review to ensure their reasonableness. Additionally, retained retail adders resulting from serving non-shopping customers at a cost which is below the BGS price/shopping credit must be credited as an offset to the deferrals.

As to the incentive mechanism embodied in Stipulation I imposing penalties if GPU's systems are not in place and capable of delivering electricity on time, MAPSA asserts that the Board should accept no excuse and should ensure that third party suppliers will be able to provide service by August 1, 1999, not January 2000. Moreover, the true measure for GPU's readiness should not be its ability to "deliver" electricity, but rather to provide the EDI that permits a TPS to implement a customer switch, process the order, and transmit accurate billing information. MAPSA also argues that the incentive proposed contains no financial penalty at all, since without the capability to effectuate the switching of customers, the higher shopping credits will not impact GPU at all. MAPSA asserts that Stipulation II provides a better and more rationale remedy. Finally, MAPSA argues that the issue of whether there should be a requirement for returning customers to remain with BGS for one year is more appropriately handled in the BPU's collaborative working group process. MAPSA asserts that a one-year commitment would impose a barrier to competition, since it would create a disincentive for customers to switch from BGS.


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5.       New Jersey Industrial Customer Group
         ------------------------------------

NJICG, a signatory party to Stipulation II, urges the Board to reject Stipulation I, and to instead adopt Stipulation II. NJICG notes that both Stipulations share a number of similar or identical proposals, but differ in a number of important areas. Stipulation I attempts to modify the rate reduction requirements of the Act, by conditioning the rate reductions on the Board's approving securitization of GPU's sunk investment costs in Oyster Creek as well as certain potential deferrals. In contrast, Stipulation II contains no such conditions, rendering it in full compliance with the Act. NJICG asserts that GPU fails to provide adequate rate relief, particularly for residential customers who are less likely to shop, by requiring ratepayers to wait a full three years, until August 2002, for a second 5% reduction which will only last for twelve months. By contrast, Stipulation II accelerates the second 5% rate reduction by one year, and provides for the immediate flow through of securitization savings in the form of additional rate reductions.

NJICG regards the shopping credits in Stipulation I as inadequate, noting that they are even lower than those recently approved for PSE&G's territory, even though it will cost suppliers just as much to do business in GPU's service territory. In order to establish a vibrant competitive retail power market, NJICG urges adoption of Stipulation II's more generous shopping credits. Moreover, NJICG objects to GPU conducting discussions with a chosen few parties to design and resolve seasonal and peak/off-peak shopping credits, arguing that it has not seen nor had any opportunity to comment on such proposals, even though they can have substantial impact. NJICG objects to the one-year commitment for returning customers, asserting that, while it sympathizes with the underlying concern regarding gaming the regulated BGS service, the proposed solution is inappropriate since it imposes a one-year commitment on a returning customer no matter what the reason for the return to BGS. NJICG notes, for example, that under Stipulation I a supplier default during the summer months would trigger a one-year commitment.

NJICG argues that Stipulation I's proposed 3.45 cent distribution rate is substantially higher than that for other New Jersey utilities as well as GPU's sister utilities, and is based on a 1996 COSS which has never been subjected to review by the Board. In its February 9, 1998 Order, the Board reiterated its requirement that the 1992 COSS be used, with only modest updating related to the Global Settlement, as the basis for rate unbundling. While permitting the 1996 cost information to remain in the record, it assured the parties that to the extent it ultimately might consider that information, it would allow the parties an opportunity to articulate additional arguments on this issue, and reserved judgment on the need for further testimony, hearings and briefing. NJICG requests the Board to reject the proposed distribution rates and not permit GPU to selectively update its cost of service without a thorough examination, and, instead, urges the Board to adopt the interim distribution rate of 3.0 cents reflected in Stipulation I. Finally, NJICG urges the Board to reject GPU's attempt to gain, via Stipulation I, final approval of its generation asset sales, arguing that the review of those sales via separate pending petitions should continue to their conclusion.



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6.       New Jersey Public Interest Intervenors
         --------------------------------------

NJPII, a signatory to neither stipulation, filed simultaneous comments directed at both proposed stipulations. NJPII supports GPU's divestiture efforts, and believes that divestiture is the most appropriate method to calculate stranded costs. However, it believes it premature for the Board to establish a stranded cost level on assets for which divestiture has not been completed. The Board should approve a rate mechanism to incorporate the appropriate level of stranded cost recovery, whether positive or negative, upon determination of such amount. NJPII indicates that the meaning of paragraph 15 of Stipulation I is unclear with respect to the SBC, and asserts its position that the dollars identified and collected for new energy efficiency and renewables programs should be used for the costs of those new programs alone, that new program costs should no longer include lost revenues, consistent with the BPU's recent PSE&G decision, and that funding of new programs should not be used to support past program costs. NJPII asserts that to the extent the language in Stipulation I is consistent with its position, it supports the provision. NJPII notes that the actual level funding for such programs will be determined in the Comprehensive Resource Analysis proceeding to be conducted by the Board, pursuant to N.J.S.A. 48:3-60(a)(3). NJPII opposes the provision in Stipulation I which provides that any accrued DSM program cost overrecoveries shall be applied to the Freehold Cogen buyout costs, arguing that the SBC should not be used as an alternative mechanism for stranded cost relief, and that the disposition of such overrecoveries is an issue for the statewide CRA proceeding. NJPII argues that setting shopping credits too low will limit customer choice, as has been noted in California and Massachusetts, and it therefore supports the shopping credits in Stipulation II.

7.       New Jersey Citizen Action
         -------------------------

NJCA, a signatory to neither stipulation, filed simultaneous comments addressing both stipulations. NJCA emphasizes that it does not support either proposal in its entirety, but it shares a number of the concerns raised in Stipulation II. NJCA asserts that Stipulation I fails to meet both the letter and the spirit of the Act, since it offers rate reductions which only comply with the minimum levels required in the Act and offers no explanation why GPU cannot reduce rates further or more expeditiously, and because it conditions even these minimum level of rate reductions on the Company's ability to securitize Oyster Creek stranded costs. NJCA further asserts that GPU must remove generation stranded costs associated with demand side management from the SBC. NJCA criticizes Stipulation I's high distribution prices, as compared to other electric utilities in the State, as a reason why larger overall rate reductions are not provided. NJCA asserts that the Board must take action on distribution rates to avoid overcollections and a rate shock in year five. NJCA urges the Board to adopt the 3.0 cents distribution rate in Stipulation II and to conduct a full review of the rates after 18 months of competition, rather than waiting until year three.

NJCA opposes the elimination of the All-Electric residential customer discount, as embodied in Stipulation I. It also asserts that the GPU shopping credits are very low, and will likely not create a vigorous market and will, therefore, fly in the face of GPU's stated intentions to be a transmission and distribution company. NJCA suggests, instead, that the Board adopt shopping credit levels similar to those established in the PSE&G case, if for no other reason than to provide statewide consistency and thereby allow for consistent marketing across the State and easier comparison shopping. NJCA also states its concern that the


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review of the GPU divestiture filings should continue to ensure GPU shareholders and ratepayers that the Company is receiving full value for the assets. NJCA also concurs with Stipulation II that there should be no stranded costs ascribed to the utility PPAs.

8.       New Jersey Commercial Users
         ---------------------------

NJCU, a signatory party to Stipulation I, submitted simultaneous comments directed at both stipulations. NJCU asserts that it joined Stipulation I because it determined that its terms are within the range of reasonableness, it satisfies NJCU's key interests, and that absent a stipulation, a Board decision would likely offer less favorable terms to NJCU and other customer parties. NJCU asserts that the rate reductions provided in Stipulation I, including an ultimate 10% reduction over and above the April 1997 reductions from the Global Settlement, are consistent with its position in the proceeding for a reduction of at least 10% from April 30, 1997 rates, with the ALJ's finding that Global Settlement not count towards the rate reductions, and with the requirements of the Act.

As to shopping credits, NJCU notes that the ALJ agreed with the arguments of a number of parties that the Company's use of the wholesale energy rate would understate the proposed credit, and recommended that an adder be included to fully reflect the Company's specific production costs. NJCU asserts that Stipulation I provides credits which include a retail adder. NJCU expresses specific concerns with Stipulation II's arguments, allocations and adjustments underlying the recommended shopping credits. NJCU asserts that Stipulation II's recommended residential credit appears excessive and comes at the sole expense of the credit for small businesses, and is inconsistent with the PECO shopping credit allocation. NJCU further asserts that Stipulation I provides an appropriate allocation, consistent with the PECO credits, and is also consistent with the GPU system's characteristics, by granting small commercial businesses the largest credits, followed by residential customers. NJCU disagrees with the arguments made by the other proponents of Stipulation II, which underlie the proposed shopping credits in Stipulation II, specifically that increases in market prices since the PECO decision in April 1998 justify the need for higher shopping credits than in PECO territory. NJCU expresses a concern that if Stipulation II's shopping credits were adopted, marketers would inappropriately reap a disproportionate share of the benefits of competition. NJCU emphasizes that any changes in the shopping credits which adversely affects commercial customers will be viewed by it as rendering Stipulation I null and void.

NJCU asserts that the rate unbundling provisions of Stipulation I satisfies its interests advocated at the OAL, and are consistent with the relevant portions of N.J.S.A. 48:3-52, as customers will be able to separately identify the competitive components of their electric bill and, therefore, be able to make informed decisions in selecting their competitive supplier, and because the unbundled rates are revenue neutral, provide an explicit MTC and provide credits for energy and capacity. NJCU emphasizes that by divesting its generating assets except for Oyster Creek, GPU has reduced by $1.8 billion or 77 percent, its original request for recovery of $2.3 billion of generation stranded costs. Moreover, it has reduced its original request for recovery of Oyster Creek investment from $700 million to $525 million. Contrary to GPU's original request to amortize the principal over 11 years at its last approved overall rate of return, Stipulation I provides for recovery of these costs via securitized bonds


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over 14-year period at an estimated interest rate of 7%. Moreover, GPU is actively attempting to sell Oyster Creek, and has agreed to apply any net proceeds to reduce the amount securitized or to offset any deferrals.

9.       Enron
         -----

Enron, a signatory party to Stipulation I, recommends BPU approval of the Stipulation, asserting that it promotes the objectives of the Act and complies with its requirements to implement rate reductions, put a competitive market in place by August 1, 1999, and thereby afford customers the opportunity to achieve even greater savings, and to lower the high cost of energy in New Jersey. Enron notes that the shopping credits provided in Stipulation I are among the highest in the nation and are consistent with the Act's requirement that they be set at a level to establish a competitive marketplace. Enron further asserts that paragraph 8 of Stipulation I provides further benefit by stating that GPU will not promote BGS as a competitive alternative. Enron also emphasizes the terms of paragraph 4 of Stipulation I which provide strong incentives for GPU to avoid EDI delays, in response to its concern that such delays could lead to delay in the offering of choice to customers. Enron also emphasizes the provision in paragraph 49 of Stipulation I which commits the parties to working cooperatively to conclude the competitive metering and billing proceeding by May 1, 2000, which will bring additional benefits to consumers.

10.      PP&L Energy Plus
         ----------------

PP&L, a signatory party to Stipulation I, urges approval of the Stipulation. By divesting its generating assets, continuing as a transmission and distribution company and by providing appropriate shopping credits, GPU has provided the opportunity for competition in its service territory. PP&L asserts that the shopping credits in Stipulation I are more equitable to small and medium size business customers than the shopping credits in the PSE&G case. Moreover, the system average shopping credit in Stipulation I roughly equals the system average credits for PSE&G's service territory.

11.      Independent Energy Producers of New Jersey
         ------------------------------------------

IEPNJ, a signatory party to Stipulation I, supports the Stipulation because it will create a competitive market, it is fair, just and reasonable to ratepayers, ensures the continued financial stability of and is otherwise balanced in its overall approach to complying with EDECA, and reflects the diverse and comprehensive group of participating interests. It asserts that Stipulation I complies with the provisions of the Act, and will reduce rates by over 10% over its term, and provides strong shopping credits, and a reasonable approach to the treatment of GPU's stranded costs, and a framework for the development of a competitive market.

DISCUSSION AND FINDINGS
-----------------------

As noted above, after the close of hearings in these proceedings, the New Jersey Legislature passed, and on February 9, 1999, Governor Whitman signed into law, the Electric Discount and Energy Competition Act of 1999, N.J.S.A. 48:3-49 et seq. The Act in numerous areas sets forth explicit directives with respect to the implementation of electric retail choice and, during a four-year transition


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


period, establishes minimum aggregate rate reduction levels for electric public utilities. EDECA also provides specific guidelines and parameters for the BPU to follow with respect to numerous restructuring related issues, but in many areas leaves important decision-making details to the BPU's expertise, consistent with those guidelines and parameters.(5) EDECA requires that each electric public utility submit rate unbundling, stranded cost and restructuring filings to the BPU, in a form to be determined by it, and explicitly provides that filings submitted and proceedings conducted prior to EDECA's effective date satisfy such requirements, provided that the BPU shall take such actions as may be necessary, if any, to ensure that the Act's requirements are met in all regulatory actions related thereto which were commenced prior to its enactment. N.J.S.A. 48:3-98. The Board HEREBY FINDS that this requirement of the Act has been met and that the filings submitted and the proceedings conducted prior to the Act's effective date were thorough and complete and provide an adequate record, and therefore satisfy EDECA's requirements.

As summarized in some detail hereinabove, the Board has, by virtue of the issuance of its April 30, 1997 Order Adopting and Releasing the Final Report and subsequent BPU-directed electric public utility filings on July 15, 1997, and ensuing hearings at the OAL and before the BPU, caused an extensive evidentiary record to be developed in these proceedings, and has provided substantial opportunity for public input in both the development of its policy findings and recommendations as set forth in its Final Report, and in the subsequent rate unbundling, stranded cost and restructuring filings and related proceedings. As noted above, twenty days of evidentiary hearings were held at the OAL on the stranded costs and rate unbundling issues, and an additional twenty days of hearings were held before former Commissioner Armenti on the restructuring-related issues.

In reviewing the voluminous record before us, it is clear that many of the significant issues in these proceedings are factually interrelated, with the outcome of one materially impacting decisions in other areas. This is particularly the case with respect to the level of rate reductions, the level of shopping credits, stranded cost recovery, and the various components of unbundled rates. In transmitting these matters to the OAL, the Board, in anticipation of the enactment of legislation in this area, requested that the ALJs in this and the other electric public utility proceedings develop a broad record on stranded cost and rate unbundling issues and, specifically with respect to the issues of rate reductions, stranded costs and securitization, issue a range of recommendations. With the passage of EDECA, with its explicit directives, guidelines and parameters, the Board is now prepared to render decisions with respect to the subject issues in these proceedings in conformance therewith, based upon the record developed and comments submitted, and in a time frame necessary to comply with the retail choice time line set forth in the Act.



-----------------------
(5) Subsequent to the BPU's issuance of its Summary Order in this matter, appeals were taken from the BPU's Final Order in PSE&G's stranded costs, rate unbundling and stranded costs proceeding. The Appellate Division affirmed the BPU's decision in that case in its entirety, In re PSE&G Co.'s Rate Unbundling, 330 N.J. Super, 65 (App. Div. 2000), ("PSE&G Appeal"), and by preliminary Order dated December 6, 2000, the Supreme Court summarily affirmed the Appellate Division's decision and indicated that a fuller opinion would be forthcoming. ____ N.J. __ (2001). The Appellate Division found in its decision, that "[d]eference must be accorded the legislative judgment and the BPU's judgment concerning interpretation of the Act." (citations omitted). 330 N.J. Super. at 98.


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


We acknowledge and appreciate the efforts of ALJ Sukovich in presiding over the stranded costs and unbundling proceedings and in producing a detailed and thorough Initial Decision. In light of the enactment of EDECA and the subsequent developments in the case as summarized herein, the Board HEREBY MODIFIES the Initial Decision as described below.

Subsequent to the close of hearings and the issuance of the Initial Decision, shortly after the Act was signed into law, and with the encouragement of the BPU, as set forth in its February 11, 1999 Order, settlement conferences were held among the parties to the GPU proceedings. These discussions ultimately led to a crystallization of the issues and the proffer of two alternative settlement proposals, which are before us for consideration along with the Initial Decision and the extensive record developed before ALJ Sukovich and the Board. The Board is cognizant of the fact that each of the proposed stipulations before us is non-unanimous. Nonetheless, it is well-established that the Board may consider and rely upon non-unanimous stipulations as fact-finding tools so long as the non-signatory parties have had an opportunity to argue against them and the Board independently examines the existing record and expressly finds that the stipulated rates yield rates that satisfy the statutory standards. I/M/O Petition of PSE&G, 304 N.J. Super 247, 270 (App. Div. 1997), cert. den. 152 N.J. 12 (1997). The Board continues to believe that, in complex and technical cases such as this one, "the adversary parties themselves are often in the best position to work out the framework of a reasonable resolution of the issues." Id. at 259. The Board FINDS that, in the instant matter, all of the parties in this case were given an opportunity and, indeed were encouraged by the Board, by Order dated February 11, 1999, to participate in an attempt to negotiate a settlement and that all parties were given an opportunity, via the submission of written comments, to raise their concerns to the Board with respect to the alternative stipulations which were proffered to the Board for its consideration. Id. at 270. The Board FURTHER FINDS that the evidentiary record before us as summarized hereinabove, is sufficiently comprehensive and detailed to allow the Board to fully consider all of the issues before us.6

As stated in our Summary Order in this matter, and as will be explained in more detail below, based on the Board's review of the extensive record in these proceedings, as well as the proposed two alternative stipulations and the comments received thereupon, the Board FINDS Stipulation I, sponsored by GPU and other parties, to be, overall, more financially prudent and consistent with the Act's requirements and consistent with the record. The Board FURTHER FINDS that with the modifications and clarifications to a number of key elements, as set forth in our Summary Order and amplified and clarified herein, Stipulation I can serve as a reasonable framework for a fair resolution of these matters based upon and consistent with the record before us. Conversely, as described below, the Board FINDS Stipulation II, sponsored by the Ratepayer Advocate and other parties, to be, in many significant areas, not supported by the record, reliant upon miscalculations and inappropriate assumptions or conclusions, and not reflective of a balanced consideration of all the issues in these matters. However, a number of specific and legitimate concerns have been raised by various commentors, including the proponents of Stipulation II, and, where


---------------------
(6) In the PSE&G Appeal, the Appellate Division addressed and affirmed the BPU's decision to consider and rely upon elements of a non-unanimous stipulation, where similar procedures were followed as in the instant case. 330 N.J. Super. at 111.

appropriate and as discussed herein, these have been addressed by the modifications and clarifications to Stipulation I set forth below.

First, as to the magnitude of rate reductions and the shopping credits, we note the following with respect to the provisions of the Act. N.J.S.A. 48:3-52(d) (2) requires that, as of August 1, 1999, each electric public utility must reduce its aggregate level of rates, inclusive of all unbundled rate components by at least 5%.7 N.J.S.A. 48:3-52 (d) and (j) further provide that the Board may adopt a schedule for the phase-in of additional rate reductions over the ensuing 36 months, except that, in any event, by no later than August 1, 2002, each electric public utility shall reduce its aggregate level of rates by at least 10% relative to the level of bundled rates in effect as of April 30, 1997 and shall sustain such final level of rate reduction for at least 12 months, through at least July 31, 2003. These provisions essentially establish a price cap under which all unbundled rate elements must fit during the four-year period from August 1, 1999 through July 31, 2003. As such, to the extent one unbundled rate component is increased, all other things remaining equal, either one or more other unbundled rate components must be decreased, or the overall aggregate level of rate reduction must be reduced from what it otherwise would or could have been. This relationship is particularly relevant given the requirements and provisions of N.J.S.A. 48:3-52(b) and (f), specifically those provisions which require the Board to establish shopping credits applicable to the bills of retail customers who choose to purchase electric generation service from a duly licensed power supplier, at levels which, among other things, encourage the development of a competitive retail supply marketplace, while, at the same time, providing and sustaining the required aggregate level of rate reductions. Under the price cap mandated by the Act, once the other unbundled rate components, including provisions for stranded cost recovery, are established, higher shopping credits would result in lesser rate reductions, and vice versa, absent a deferral of the recovery of costs into some future period. Thus, in a very real sense, the Board is required by the Act to balance the achievement of two crucial, yet potentially conflicting factors. All other things being equal, a movement too far in one direction, in favor of larger shopping credits at the expense of less rate reductions, would benefit electric power suppliers and/or shopping customers, at the expense of customers who do not choose to switch suppliers. Conversely, a move too far in the other direction, in favor of smaller shopping credits at the expense of larger rate reductions, would benefit non-shopping customers, while potentially inhibiting the development of a competitive market by making it less attractive for third party suppliers to enter the marketplace, thus resulting in diminished opportunities for customers to switch suppliers.

The BPU concurs with the ALJ's recommendation that base rate reductions and asserted expense savings resulting from the BPU-approved Global Settlement should not be counted towards the mandated rate reductions. The Global Settlement was a negotiated resolution of proceedings which pre-dated electric restructuring. Allowing the Global Settlement rate reductions to count towards EDECA's mandated minimum rate reductions would violate both the intent and specific directive of the Act that customers receive certain specified minimum guaranteed rate reductions over a four-year transition period as part of the electric restructuring process. Accordingly, the Board HEREBY FINDS that rate


-----------------
(7) Although it does not appear to be an issue in the instant case, since current rates are essentially identical to the April 1997 rates, in the PSE&G Appeal, the Appellate Division upheld the BPU's interpretation that the initial 5% is to be measured relative to then-current rates. 330 N.J. Super. at 103.

reductions agreed to by the parties and approved by the BPU to resolve prior proceedings cannot be used to fulfill EDECA's minimum rate reduction requirements. The Board notes, however, that Stipulation I, which was subsequently agreed to by GPU and other parties, does not rely upon the Global Settlement's rate reductions as a source to achieve EDECA's mandated rate reductions. Accordingly, the Board FINDS that the rate reduction and refund provisions in Stipulation I meet the legislatively-mandated minimum rate reduction levels for August 1, 1999 and August 1, 2002. The Board concurs, however, with the arguments raised by the RPA and other parties that Stipulation I inappropriately conditions all rate reductions, including the proposed rate credit, on the successful securitization of Oyster Creek as well as securitization of deferred purchased power costs. The Board FINDS that conditioning the rate reductions and rate refunds in Stipulation I on securitization is not consistent with the Act's mandated minimum rate reduction requirements, as set forth in N.J.S.A. 48:3-52. Accordingly, the Board HEREBY MODIFIES Stipulation I's rate reductions and refunds provisions to require these rate reductions and refunds, whether or not securitization takes place.

The Board further concludes that Stipulation I's proposal to implement a rate credit during the last year of the Transition Period is not inconsistent with N.J.S.A. 48:3-52, which mandates that the maximum rate reduction level ordered by the BPU, which, beginning on August 1, 2002 must be at least 10% from April 1997 rates, must be sustained through July 31, 2003. the Board is, however, sensitive to and shares the concerns which have been raised by several parties as to the rate impact of such a proposal on the rates beginning August 1, 2003. Accordingly, as discussed below, the Board will require and HEREBY DIRECTS GPU to make a filing, no later than August 1, 2002, as to the proposed level of all unbundled rate components beginning August 1, 2003, so that the Board may consider this matter prior to the end of the Transition Period. The Board emphasizes that all parties will be afforded an opportunity to participate in this proceeding.

Additionally, consistent with the authority and flexibility afforded to the Board by the Act, including N.J.S.A. 48:3-52(d) and (e), the Board FINDS that GPU can achieve rate reductions in excess of the minimum-prescribed amounts, both by the implementation of interim rate reduction steps, as well as by increasing the level of guaranteed rate reduction during year 4 of the Transition Period beyond the 10% minimum. The Board notes in this regard, however, that it concurs with the concerns raised by the ALJ that reductions of 10% immediately and approaching 15% soon thereafter would reduce after-tax earnings by an amount which exceeds total 1996-level earnings, and could otherwise impair the financial integrity of the Company, contrary to both traditional ratemaking standards as well as the Act itself. N.J.S.A. 48:3-50(c)(4). The Board is also cognizant of the GPU's assertion that the concessions agreed to by the Company in Stipulation I will cause it to take an after-tax write-down of $0.90 per share in 1999 earnings. Nonetheless, The Board FINDS it appropriate to modify Stipulation I's proposed rate reductions and we HEREBY DIRECTS that the level of aggregate rate reductions be increased from 5% to 6% effective August 1, 2000; that the aggregate level of reduction be further increased to 8% effective August 1, 2001; and that rates be further decreased effective August 1, 2002, to an aggregate level 11% less than the level of rates in effect as of April 30, 1997. The 3% incremental rate reduction during year 4 of the Transition Period shall be accomplished by implementing the 5% rate


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refund provided for in Stipulation I, offset by a 2% increase in the MTC. While the 5% rate refund will expire on August 1, 2003, we will, as noted above, conduct a review of all unbundled rate components, including the MTC, prior to that date, in order to establish the appropriate level of rates going forward after the Transition Period. Accordingly, there will be no "automatic" 5% rate increase after the Transition Period as some of the commentors complained would occur if Stipulation I were adopted. Moreover, the Board emphasizes that the rate reductions which the Board ordered herein are in addition to any savings which may be realized by customers as a result of shopping and switching to a third party supplier, and receiving a shopping credit for the energy supply that is no longer being purchased from the utility.

With respect to the average unbundled distribution rate included within the aggregate level of rates established pursuant to this Order, a threshold issue addressed both in the ID and the comments filed in response to the stipulations concerns whether the 1992 or the 1996 cost of service study should serve as the basis for establishing the level of distribution rates going forward. As discussed above, by Order on Interlocutory Review dated February 9, 1998, the Board concluded that current base rates must be initially unbundled in a revenue-neutral manner based on the 1992 COSS data used to set those rates. However, in its Order, the BPU determined that certain adjustments should be made to the 1992 COSS to reflect the impact of the Global Settlement. The Board also emphasized that the aggregate rates implemented at the conclusion of these proceedings will not be revenue-neutral but will, in fact, be lower than current bundled rates and, accordingly, the "revenue-neutral" unbundled rates established as a result of GPU's filing would not be the final unbundled rates implemented upon the introduction of retail competition, but rather would be for reference purposes. The Board further indicated at that time that policy decisions on the precise level of rate reductions and level of each component of rates will be made by the Board consistent with the specific legal requirements embodied in the anticipated restructuring legislation to be enacted by the Legislature. Moreover, the Board indicated its intent at the conclusion of this proceeding, within the context of establishing unbundled rates, to "establish a reasonable level of rates, and to establish a reasonable level for each component thereof, going forward...." Accordingly, while requesting findings from the ALJ based upon the 1992 COSS (as adjusted for the Global Settlement), the Board determined that the updated cost information submitted via GPU's filing should remain as part of the record in this proceeding, and indicated that should the Board wish to consider the updated information in this proceeding, it would, after the issuance of the ID, allow the parties an opportunity to articulate additional arguments on this issue.

Within the context of the submitted stipulations and the extensive comments filed in response thereto, the Board has, in fact, received and carefully considered additional arguments submitted by the parties with respect to this issue. Moreover, EDECA contains certain provisions and guidelines which deal specifically with electric rate unbundling. Among other things, the Act requires that each electric utility's rates be unbundled concurrent with the implementation date for retail choice and that such unbundled rate components include, among other charges, discreet charges for distribution services. N.J.S.A. 48:3-52(a). The Act further requires that each electric public utility submit rate unbundling filings in a form adopted by the Board, and that the Board, after hearing, shall render a determination as to the appropriate unbundled rates consistent with the provisions of the Act, and that such rates


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shall not result in a reallocation of utility cost responsibility between or among different classes of customers. N.J.S.A. 48:3-52(c). Within those parameters, the Legislature left to the Board the authority and discretion to determine the "appropriate" level of the unbundled distribution (and other) rate component(s). Having considered the arguments which were made before the ALJ, as well as the comments which were submitted directly to the Board on this issue, the Board is persuaded that an appropriate and reasonable distribution rate, and other unbundled rate components, can best be established on a going forward basis by utilizing, with certain appropriate modifications, the updated cost information as reflected in the 1996 COSS.

It is clear from the record which has been developed in this proceeding that the net investment in distribution plant has increased substantially since the last base rate case, while the production plant investment has decreased substantially in the corresponding period. Indeed, as noted in the RPA comments filed in response to Stipulation I, the 1996 COSS reflects over $500 million in post-rate case additions in distribution rate base between 1992 and 1996. As noted above, we had indicated previously that the 1992 COSS, which formed the basis for the Company's current base rates, would be utilized to initially unbundle rates on a "revenue-neutral" basis, but that such rates would not be the final unbundled rates, but rather would serve as a "reference." It is clear by comparing the "reference" rates produced by the 1992 COSS to the 1996 figures, that were the Board to impose the legislatively-mandated rate reductions and establish going forward unbundled rates based strictly upon the 1992 COSS, the level of distribution rates would substantially understate GPU's actual level of costs. We are mindful of our statutory duty to maintain the financial integrity of the utility during the transition to competition and as well as our responsibility to assure the provision of safe, adequate and proper distribution service to customers. N.J.S.A. 48:3-50 (a) and (c). Moreover, were the Board to utilize the 1992 COSS to set unbundled rates in this proceeding, it would be in a position of either including production-related costs at a level exceeding more recent amounts, or inconsistently utilizing 1992 cost levels to set distribution rates while utilizing more current cost data to set production-related charges. Moreover, once the distribution rates are established in this proceeding, under the price cap mechanism provided in the Act and with our rejection of paragraph 36 of Stipulation I described herein, GPU will have no ability during the Transition Period to adjust the distribution rates. Unlike all other components of unbundled rates established herein, including the SBC, MTC and any transition bond charges, the unbundled distribution rate set in this case will not subject to true-up. Accordingly, the Board finds it reasonable and appropriate to utilize the more current 1996 information in this record to establish a just and reasonable distribution rate. The Board notes that the 1996 COSS information, as set forth in Schedule MRK-6 in response to Discovery Request Enron-56, utilizes actual FERC Form1 data in concert with the Board-approved methodologies from the Company's last base rate case. The Board further notes in this regard that, even using the 1996 COSS data, by the end of the price cap and Transition Period in August 2003, the cost levels set forth in the 1996 COSS will be nearly seven years out of date. Correspondingly, 1992 COSS information would be 11 years out of date by the end of the Transition Period. Based on the foregoing, the Board concludes that, subject to appropriate adjustment, the 1996 COSS, rather than the 1992 COSS, should be the basis for establishing the unbundled distribution rates in this matter.


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The Board finds no merit in the arguments raised by several parties in their comments that the distribution rate proposed by GPU is too high based simply on a comparison with the level of distribution rates of other electric utilities in the region. The level of distribution costs for each utility is a function of many factors which may be unique to each individual utility, including the geography and topography of the service territory, customer density, customer mix, system utilization factor (or load factor), and cost factors unique to the utility. Comparisons with utilities located outside of New Jersey may be further skewed by such additional factors as varying tax rates and different labor rates. In short, no meaningful conclusions can be reached by simply comparing GPU's average distribution rate proposed by either the Company or the RPA to the average distribution rate of other electric utilities.

GPU has maintained in this proceeding that the 1996 COSS reflected in Schedule MRK-6 supports and average distribution rate of 3.70 cents. Nonetheless, it has agreed, as part of Stipulation I, to an average distribution rate of 3.45 cents. The Board considers this reduction to be reflective, among other things, of a reduction in the distribution revenue requirements to reflect a more current overall cost of capital of 9.5%, which was advocated by the RPA and other parties. Having carefully considered the arguments of the parties on this issue, and based upon our review of the record and the requirements and timeframes set forth in the Act, and in recognition of our other modifications to various elements of Stipulation I as described herein, the Board ACCEPTS, with the adjustment described below, the distribution rate proposed in Stipulation I, and finds it to be reasonable for the term of the Transition Period. However, the Board finds it necessary and appropriate to make a further downward adjustment of 0.1 cents per kwh, representing approximately $18 million annually, to remove the production-related DSM lost revenues which are included in the 1996 COSS. Accordingly, the Board HEREBY FINDS that the appropriate, just and reasonable average GPU distribution rate should be set at 3.35 cents per kwh for the Transition Period. As noted above, by August 1, 2002, GPU must file proposed unbundled rates to be effective on and after August 1, 2003. At that time, all parties will have an opportunity to participate and scrutinize all aspects of the Company's proposed unbundled rates, including its proposed distribution rates.

As to the level of proposed shopping credits, the Board generally concurs with the arguments by the Company that the shopping credits set forth in Stipulation I reflect the arguments by numerous parties in the case that the shopping credit needs to be higher than simply the wholesale cost of power, and should include a retail adder. As noted by GPU, the proposed shopping credits are substantially higher than those proposed by GPU in its filing, and are also substantially higher than the forecasts of market prices in the record. For example, as set forth in Tables 4-4 and 4-15 of Exhibit S-37, the market energy and capacity rates forecast by HB and GPU during the Transition Period were as follows:8

--------------------
8 Market capacity rates were derived assuming a 50% load factor.

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                                   GPU            HB
        1999          Energy       2.04           2.88
                      Capacity     0.53           0.53
                      Total        2.57           3.41
        2000          Energy       2.12           2.91
                      Capacity     0.81           0.81
                      Total        2.93           3.72
        2001          Energy       2.17           2.84
                      Capacity     0.88           0.88
                      Total        3.05           3.72
        2002          Energy       2.19           2.85
                      Capacity     0.96           0.95
                      Total        3.15           3.80
        2003          Energy       2.25           2.91
                      Capacity     0.98           0.92
                      Total        3.23           3.83

As demonstrated in Appendix B to Stipulation I, the shopping credits proposed therein allow not only for the market cost of energy and capacity, but also for ancillary services, transmission costs, sales tax and a retail adder. A comparison of the forecasted market price figures above to the elements of the shopping credits presented in Appendix B to Stipulation I reveals that the assumed market energy price underlying the Stipulation's shopping credits fall between those forecast by GPU and HB in the proceeding (but closer to HB's), and that the assumed capacity price/ancillary service is quite close to the market capacity price forecast by HB. Under the market energy and capacity prices assumed in Stipulation I, and after accounting for the other cost factors, there is still an allowance for close to 1.0 cents per kwh for a retail adder, on average. Even assuming HB's somewhat higher forecasted market prices, there would still be a remaining retail adder embedded in the proposed shopping credits of in excess of 0.5 cents per kwh. Accordingly, recognizing the inverse relationship between the size of the shopping credits and rate reductions discussed above, the Board believes that, consistent with the information developed in the record in this case, and subject to the modifications noted below, the shopping credits proposed in the Stipulation I, should be sufficient to promote a competitive retail marketplace and are consistent with the provisions of the Act. Moreover, since Stipulation I provides that the BGS rate will equal the shopping credit, we also conclude, subject to the modifications noted below, that the proposed BGS rate satisfies the requirements of N.J.S.A. 48:3-56(a), that charges for BGS shall be based on the cost of providing such service, including the market price of power, and related ancillary and administrative costs as determined by the Board. The Board, however, finds merit in the comments of the RPA and other parties that the residential shopping credits are too low and will likely inhibit choice for those customers. Accordingly, the Board HEREBY MODIFIES the proposed residential shopping credits in Stipulation I, so as to increase the proposed residential service ("RS")


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shopping credits in each year by 0.6 cents per kwh, and to increase the 1999 residential time-of-day ("RT") shopping credit to 5.05 cents per kwh, recognizing that the flatter load profile of the RT class results in a lower cost to serve these customers relative to the RS class.

The Board further FINDS that the higher levels of shopping credits proposed in Stipulation II are excessive based on the information developed in the record, and will upset the balance addressed above and in the Act between the achievement of competitive shopping credits to stimulate the development of a competitive market and the Act's mandated rate reductions. Moreover, Stipulation II's proposed higher levels of shopping credits would, by virtue of the price cap, unduly favor third party suppliers, at the expense of higher levels of cost deferrals, compromised rate reductions, or both, which would harm GPU's ratepayers. Finally, with respect to the shopping credits, the Board rejects the assertion made by the RPA that GPU will not credit as an offset to the deferrals the retained margin resulting from non-shopping customers. By virtue of the operation of the price cap and the establishment of fixed shopping credits/BGS prices, as well as the deferred accounting mechanism established in Stipulation I and as modified herein, to the extent that the price being charged for BGS exceeds the cost to GPU of procuring the BGS power (this excess representing the retail margin), all other things equal, this "excess" will serve to reduce the Deferred Balance.

With respect to the proposed bidding out of BGS for year four of the Transition Period, the Board notes that N.J.S.A. 48:3-57 provides that each electric public utility must provide BGS for at least three years subsequent to August 1, 1999 and thereafter until the Board finds that such provision is no longer necessary and in the public interest. N.J.S.A. 48:3-57 (a) further provides that power procured for BGS shall be purchased at prices consistent with market conditions, that the BGS charges to customers shall be regulated by the Board and "based on the reasonable and prudent cost of ... providing such service...," and that the aggregate rate reductions be sustained notwithstanding the resultant BGS charges. Stipulation I provides that GPU will provide BGS through July 31, 2002, in conformance with the Act. The BGS pricing provided by Stipulation I, as modified herein, both during the first three years of the Transition Period when BGS is provided by GPU, as well as during the fourth year when BGS is anticipated to be provided for the first time by a third party as a result of the bid, is based upon market price projections in the record (plus a retail adder as discussed above). Based on the projections of market conditions developed in the record in this case, the Board FINDS that Stipulation I's proposed BGS pricing for the Transition Period appears consistent with market conditions as required by the Act. The Board anticipates that the bidding out of BGS for year four as provided in Stipulation I should have the added benefit of creating substantial competition among third party suppliers for the right to provide this service at the pre-established BGS rate/shopping credit price, thereby potentially producing added benefits to customers in terms of a reduction to the Deferred Balance consistent with the provisions of paragraph 6 of Stipulation I. This mechanism is consistent with the intent of the Act to place greater reliance on competitive markets to deliver energy services at lower costs. N.J.S.A. 48:3-50(a)(2). At the same time, however, the mechanism provided to have suppliers bid for the right to provide during year four at the pre-established price will assure that the aggregate rate reductions will be sustained in year four, and will provide price stability as part of a reasonable and appropriate transition mechanism to the reliance on the competitive market for the provision of BGS. Accordingly, subject to the foregoing and to the terms


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of this Order, it may no longer be necessary and in the public interest for GPU to provide BGS in year four of the Transition Period or thereafter if BGS is successfully bid publicly as proposed in the Stipulation. Thus, the Board HEREBY DIRECTS that the Company file, by no later than August 1, 2001, a specific proposal for public comment and review and approval by the Board to implement a request for proposals ("RFP") to supply basic generation service for the period August 1, 2002 through July 31, 2003. Such proposal should include a proposal to assure that any RFP does not provide any undue competitive advantage to an affiliate of GPU, and that the selection process does not allow for favored treatment of an affiliate of GPU, should such affiliate choose to participate in the bidding process. The Board emphasizes however, that consistent with its statutory obligations under N.J.S.A. 48:3-57, as well as N.J.S.A 48:3-50(c) (5), it will continue to monitor market activity and reserves the right to reject or modify such an RFP proposal should market circumstances so warrant.

In providing BGS for the first three year of the Transition Period, particularly in light of the price cap at the risk that actual market prices may exceed those underlying the pre-established BGS prices, the Board DIRECTS the Company, consistent with the provisions paragraph 7 of Stipulation I, to endeavor to mitigate such risk. By virtue of the price cap mechanism, a run-up in market prices above those pre-supposed in establishing the BGS rates could result in an underrecovery of NUG stranded costs, which in turn could lead to a buildup in the Deferred Balance. Accordingly, it is in the public interest for GPU to pursue the mechanisms identified in paragraph 7 of the Stipulation to hedge against purchases of power for BGS in the open market. There is also a risk of exacerbating the Deferred Balance to the extent that pre-established BGS rates for customer classes do not adequately reflect the seasonality of market prices for power, and suppliers and/or customers game the system through contract or other terms or practices which result in customers switching to third party suppliers during low cost periods and then returning to the utility during high cost periods. Accordingly, the Board HEREBY ADOPTS, subject to the modification below, the protections set forth in paragraph 8 of the Stipulation. While the Board recognizes the importance of such protections against potential gaming, it is concerned that provisions which require returning residential customers to remain with utility BGS for a one-year period may deter residential customers who are already reluctant to switch. The Board is concerned that such provisions may provide enough of a barrier in the residential market, where other barriers may already exist, to stifle retail choice. The Board, therefore, modifies Stipulation I to remove the one-year commitment for returning residential customers, while retaining the commitment for non-residential customers. The Board will, however, continue to monitor market activity and reserve the ability to further modify this decision should circumstances warrant.

The Board HEREBY FINDS that the level and composition of the MTC as proposed in Stipulation I comports with the provisions of the Act. Recovery of above-market costs associated with utility power purchase agreements via the MTC is consistent with N.J.S.A. 48:3-61(a)(2); recovery of above-market costs associated with NUG contracts, as well as costs associated with NUG contracts buyout payments via the MTC is consistent with N.J.S.A. 48:3-61(a)(3); and recovery via the MTC of Oyster Creek sunk cost amortization is consistent with N.J.S.A. 48:3-61(a)(1). Further, early retirement and severance-related costs are specifically included within the definition of "restructuring-related costs" in N.J.S.A. 48:3-51, and the Board considers such reasonable costs to be recoverable via the MTC pursuant to the provisions of N.J.S.A. 48:3-61(a)(4).


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The Board also concludes that, for purposes of this Order, any LEAC over- or underrecovery balance, to the extent reasonably incurred, existing as of August 1, 1999 shall be considered a restructuring-related cost/credit, as such costs are appropriately recovered (or, in the case of an overrecovery, returned to ratepayers) and, with the elimination of the LEAC with the advent of restructuring-related rate unbundling, have no other specific related charge. Accordingly, the Board FINDS it appropriate that such deferred fuel costs be recovered (or credited back to customers) via the MTC, in accordance with N.J.S.A. 48:3-61(a)(4).

With respect to the SBC, the Board concurs with the RPA that, by virtue of the provisions of this Order, GPU is being provided an opportunity to fully recover its generation fixed costs via asset sales, the MTC and/or TBC and that, accordingly, there is no longer a need for GPU to recover DSM generation-related lost revenues.

With respect to the anticipated generation asset sales addressed in Stipulation I as well as in separate divestiture petitions pending before the Board, including GPU's non-nuclear generation stations and the TMI-1 nuclear generating station, the Board FINDS that such planned divestiture is a voluntary business decision undertaken by the Company which is permitted, but not required, under EDECA. N.J.S.A. 48:3-59. EDECA gives electric utilities the flexibility to make economic business decisions regarding the voluntary sale of their generation assets and the purchase of energy and capacity to meet the electricity needs of their customers. The Board notes that a number of parties to this proceeding supported the concept of divestiture. Additionally, as the Board noted in its September 17, 1997 Order, divestiture represents the most precise way to determine the market value of a utility's generating assets at a specific point in time. Moreover, while there was substantial litigation during the proceedings and attention in the ID to the issue of market price forecasts and related ranges of stranded cost estimates, the Board FINDS with respect to the to-be-divested generating assets that an appropriately conducted asset sale should maximize the market value of the assets and yield a firm market value for the assets that the Board expects will supersede, and indeed render moot, the administrative estimates of market value provided in this proceeding. Thus, in accordance with the provisions of this Order, the Board FINDS that the net divestiture proceeds resulting from any Board-approved divestitures, as determined by the Board, shall be used to determine the remaining recoverable stranded costs (or, in the event that net divestiture proceeds are positive, stranded benefits) associated with these assets, in accordance with the provisions of N.J.S.A. 48:3-61. However, the Board emphasizes that a determination by it of whether GPU appropriately conducted such asset sale(s), in accordance with the provisions of the Act and existing Board policy, regulations and law, can only be made after a complete and thorough review of such sales and after an opportunity for comment from interested parties, and that, indeed, there are separate divestiture petitions pending before the Board within which such review and opportunity for comment will be afforded. The Board, therefore, deems it inappropriate for the it to render final determinations with respect to the proposed asset sales in this Order, as is proposed within Stipulation I. Nonetheless, the Board finds it appropriate, given the obvious nexus between the resolution of this matter and final


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determinations in the divestiture petitions, that the Board issue guidelines and parameters for the conduct of its review of those petitions, and it will do so.(9)

The Board also recognizes that the negotiation of TPPAs, or "parting contracts " as part of an asset sale, whereby the buyer agrees to sell some or all energy, capacity and/or other services from the purchased generating plants to the seller for some limited period of time, may be negotiated as an integral part of any asset sale agreement in connection with the divestiture(s) and can serve to protect ratepayers from the vagaries of the developing competitive energy market during the transition to competition. Power and other services procured by the Company as part of a TPPA would be utilized by GPU to meet its BGS requirements. Accordingly, the Board encourages GPU to pursue such agreements. Moreover, it is appropriate that, once such TPPA(s) are deemed to be reasonable and in the public interest, and approved by the Board, provision be made for the full and timely recovery by GPU via BGS charges of the costs resulting therefrom, in accordance with the provisions of N.J.S.A. 48:3-57. However, the Board deems it appropriate that a determination as to the reasonableness of any such TPPAs be rendered within the context of the individual divestiture petitions, after thorough review and an opportunity for parties to comment, rather than in the instant matter as proposed in Stipulation I.

With regard to the Company's other generation assets, the Yard's Creek Pumped Storage Generating Station and the Oyster Creek nuclear power plant, the Board FINDS that, subject to the conditions of this Order, the proposed treatment of the costs associated with these facilities is reasonable and comports with the provisions of the Act. The Board notes that the Company has indicated its intent to sell its 50% interest in the Yard's Creek facility at its fair market value, and also has a petition pending before the Board for a ruling that co-owner PSE&G does not have an enforceable right of first refusal to purchase GPU's interest at book value. If and when GPU ultimately sells its interest in the facility, any positive net proceeds in excess of book value shall represent a stranded benefit that is appropriately applied to any remaining stranded costs from GPU's other generating stations. The Board notes the current estimate set forth in Stipulation I that, holding Oyster Creek aside, the estimated positive net proceeds will be $135.6 million from the sale of the non-nuclear assets, and that the estimated net loss from the sale of TMI-1 will be $150.3, leaving a "divestiture differential" of approximately $15 million. To the extent that the net proceeds from the sale of Yard's Creek exceeds the divestiture differential, there will be no remaining stranded costs against which to apply this excess; accordingly, it is appropriate that these monies be credited back to ratepayers in some manner other than the MTC. In the event that the net proceeds from the sale of Yard's Creek is less than the divestiture differential, this shortfall would represent a remaining stranded cost appropriately recovered by GPU via the MTC, in accordance with the provisions of N.J.S.A. 48:3-61. In either event, GPU shall defer the divestiture differential as either a regulatory asset or a

-------------------
(9) On June 16, 1998, in Docket Nos. EX94120585Y, EO97970457, EO97970460,
EO97970463 and EO97970466, the BPU issued an Order Adopting Auction Standards applicable to the sale of GPU's non-nuclear generating assets. By Order dated April 21, 1999, in Docket EE99020113, the Board approved auction standards for the sale of Oyster Creek. Subsequent to the issuance, on May 24, 1999, of the BPU's Summary Order in the instant matter, the BPU established procedures to consider and issued several Orders regarding GPU's proposed divestitures. On November 4, 1999, in Docket No. EM99020067, the Board issued an Order approving the sale of GPU's non-nuclear assets to Sithe Energies, Inc; on December 15, 1999, in Docket No. EM98121409, the BPU issued a Summary Order approving the sale of TMI-1 to AmerGen; and on July 28, 2000, in Docket No. EM99120917, the BPU issued a Summary Order approving the sale of Oyster Creek to AmerGen.

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regulatory liability which shall either be recoverable from customers or returned to customers through the Deferred Balance of the MTC, until such time as Yard's Creek is sold, or in the event that there is no sale of Yard's Creek, any savings from the continued operation of Yard's Creek shall be recorded as a regulatory liability and returned to customers through the Deferred Balance. Such savings shall be measured by the difference between (a) BGS charges for the capacity and energy produced by Yard's Creek and (b) the actual cost of Yard's Creek capacity and energy. If Yard's Creek is ultimately sold, any net proceeds from such sale shall be recorded as a regulatory liability and returned to customers through the Deferred Balance.

With regard to Oyster Creek, after concluding that the facility was no longer economic to own and operate based upon forecasted O&M and capital costs a market price projections, GPU made a business decision to either retire the plant early (September 2000) for ratemaking purposes or attempt to sell the facility. As a preliminary matter, there was no opposition to this announced plan, and the ALJ concluded that this approach was a reasonable one. With a forecast that continued plant operations will result in going-forward costs that exceed market revenues (i.e. on paper the plant has a negative market value), unless the plant can be sold, the ALJ agreed with the GPU that retirement appears to be the appropriate step and the best reasonably available opportunity to mitigate stranded costs associated with the facility, since the assumed retirement for ratemaking purposes will cap the ratepayer exposure at the remaining book cost (as determined herein below), and will result in the removal from current rates of the costs associated with continued operations. Under GPU's proposal, if it opts to continue to operate the plant past September 2000, the risk of further losses will rest entirely with GPU.

We understand that GPU will continue to explore the sale of the Oyster Creek plant. While the Company is not precluded from pursuing a sale, to the extent that an agreement for sale can be reached, it should mitigate the stranded costs and/or other costs associated with the facility, to the benefit of ratepayers, relative to the early retirement scenario. Such sale, as opposed to early retirement, may have an added benefit with respect to the long-term status of the employees of the facility.

The Board FINDS that securitization of the Oyster Creek sunk costs, to the extent permitted by N.J.S.A. 48:-62(c), over a period of up to fifteen years, is appropriate and will provide benefits to ratepayers, since it will enable the amortization of these sunk costs over the scheduled remaining life of the facility, at a coupon rate on the bonds which is substantially less than the Company's overall cost of capital which currently supports the Company's investment in Oyster Creek. The Company's initial 5% rate reduction anticipated the benefits of securitization by providing for the recovery of the Oyster Creek net investment, commencing August 1, 1999, through an amortization structured to mirror a securitization transaction, at an interest rate of 7%. All incremental savings, if any from the actual securitization transaction, over and above the amount so included in the initial 5% rate reduction, will be accounted for in the MTC collections and passed on to ratepayers through a rate reduction in the form of credits to the Deferred Balance. The Board HEREBY LIMITS the issuance of transition bonds attributable to Oyster Creek to the extent permitted by EDECA, but in no event to exceed $400 million, to reflect the projected level of Oyster Creek net investment (gross plant, less accumulated depreciation, less accumulated deferred income taxes that will result upon the unit's retirement)


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as of September 2000, plus no more than $20 million in related fees and expenses of issuance and sale. GPU will be permitted to recover the legitimate "gross-up" for income taxes associated with the recovery of the net plant investment. However, such income tax recovery will be provided for in the MTC.

With respect to the Deferred Balance, the Board FINDS that the appropriate interest rate thereon is the interest rate on seven-year constant maturity treasuries, as shown in the Federal Reserve Statistical Release on or closet to August 1 of each year, plus sixty basis points. Given the legislatively-imposed rate caps during the Transition Period, there is the potential, particularly if market prices were to escalate such that the actual costs to GPU of providing BGS exceed the BGS rates being charged over an extended period of time, that GPU would not be able to fully recover MTC-related costs during this timeframe, and that the Deferred Balance could grow as a result to a level which could lead to post-Transition Period price spikes as those deferred costs are later recovered. Accordingly, in order to avoid such circumstances, it is appropriate that GPU be afforded the opportunity and indeed be encouraged to pursue BGS cost hedging mechanisms; that the Deferred Balance be recoverable over a reasonable period of time post-Transition Period as may be determined by the Board, and that GPU be given the opportunity to securitize deferred stranded costs in the Deferred Balance to the extent permitted by EDECA.

The All-Electric discount provisions of Service Classifications RS and RT were originally approved by the Board by Order dated February 1, 1995, in Docket No. ER94110549, as a means to address the problem of providing some degree of rate relief to existing customers during the coldest winter months when bills can reach very high levels, and, further, as a means for the Company to address the potential threat of large blocks of electric heating customers switching to alternative forms of heating. This came in the wake of the particularly harsh winter heating season of 1993-94, when the Board received large numbers of complaints about high electric heating bills, particularly from senior citizens living on fixed incomes who lived in all-electric retirement communities. The discount to the winter tail block was phased in over a three-year period, ultimately resulting in winter month bill reductions as high as 20% for high volume customers during particularly cold months. No discount was provided for the non-winter months, and the monthly bill discount could range from 0% to as high as 20% during any particular winter month, depending on the severity of weather and level of usage. With the passage of the Act, and as a result of this Order, all customers including electric heating customers will receive a 5% reduction in rates for all months, beginning in August 1999. Further rate reductions (again, for all customers for all months) will be phased in as a result of this Order, reaching 11% by August 2002. Moreover, as retail customers begin to be able to shop, either individually or in aggregated groups, for a third party power supplier, additional savings may be available. Accordingly, with all customers receiving rate discounts and with customers having the ability to seek the best offer and choose an alternative power supplier, the Board FINDS that it is no longer necessary that a special, discounted rate be provided to All-Electric heating customers of GPU. However, the Board recognizes that customers have become accustomed to this discounted rate, that they may take some time to fully understand the intricacies of retail choice before affording themselves of competitive alternatives, and that the rate discounts will be phased-in over a three-year period. Accordingly, the Board further FINDS it appropriate that, rather than terminating the all-electric discount all at


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once, as proposed in Stipulation I, that the discount be phased out over a three-year period of time.

Based on the above, the Board hereby incorporates as a fair resolution of the issues in these proceedings, the elements of Paragraphs 1 to 54 of Stipulation I, subject to the modifications and clarifications set forth above, along with the specific modifications and clarifications set forth below. To the extent the Initial Decision is inconsistent herewith, it is modified to conform herewith.

Based upon the foregoing, the Board HEREBY FINDS and DIRECTS as follows:

1. Electric rate reduction shall be implemented as follows to comply with the provisions of N.J.S.A. 48:3-52:

        a. a 5% aggregate rate reduction from rates for service rendered on and after August 1, 1999. The aggregate level of rates in effect for service rendered on and after August 1, 1999 shall include an average distribution rate of 3.35 cents per kwh.

        b. an additional 1% aggregate rate reduction (to 6% total), effective for service rendered on and after August 1, 2000; a further 2% aggregate rate reduction (to 8% total), for service rendered on and after August 1, 2001; and a further 2% aggregate rate reduction, effective for service rendered on and after August 1, 2002 through July 31, 2003, to be provided via application of a rate refund of 5%, offset by a 2% increase via an increase in the Market Transition Charge which, together with the previous rate reductions, results in an aggregate 11% reduction from April 30, 1997 rates for all customers.

        c. GPU shall make a filing, no later than August 1, 2002, as to the proposed level of all unbundled rate components beginning August 1, 2003, so that the Board may consider this matter prior to the end of the Transition Period. All parties will be afforded an opportunity to participate in this proceeding.

2. The four-year period commencing on August 1, 1999 and terminating on July 31, 2003 shall be referred to as the "Transition Period".

3. The unbundled rates to be effective for each rate class in GPU's Tariff for Electric Service set forth in Appendix A to the Stipulation have been developed using the Company's last Board-approved Cost of Service Study methodologies and the parameters defined in said Appendix A, including the unbundled rates and rate components summarized in said Appendix A. The proposed unbundled rates maintain complete revenue neutrality on both an inter- and intra-class basis as compared to the bundled April 30, 1997 rates. Each customer's bill shall indicate the dollar amount of the difference between what the customer's total charges would have been without the reduction and the actual total charges in that bill, pursuant to N.J.S.A. 48:3-52 (b), as well as the


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        amount of the shopping credit that the customer can utilize for comparison purposes.

4. GPU's shopping credit shall be equal to its rate for basic generation service, which rate shall be inclusive of an allowance for the costs of energy, capacity, transmission, ancillary services, losses and taxes, plus an incentive or "retail adder" in order to enable customers to shop. Due to the uncertainty and disparity in projections of future market prices for electricity, the specific level of "retail adder" included in these shopping credits, represented by the difference between the BGS rate and the actual costs of energy, capacity, transmission, ancillary services, losses and taxes, are not specifically quantified. Such shopping credits will form the basis for the development of a competitive retail market for electricity in the Company's service territory. The Company's BGS rate/shopping credit levels shall be established and fixed for the duration of the Transition Period, without interim adjustment or true up of any kind, subject to paragraph 42 below, and are set forth in Appendix B to the Stipulation (as modified herein) and summarized below:

                          8/1/99-                                     1/1/2003-
                          12/31/99      2000      2001     2002       7/31/2003
                          --------      ----      ----     ----       ---------
          RT                5.05        5.10      5.15     5.20         5.22
          RS                5.65        5.70      5.75     5.80         5.82
          GS                5.11        5.38      5.44     5.51         5.55
          GST               4.78        4.95      5.00     5.10         5.15
          GP                4.53        4.66      4.67     4.69         4.70
          GT                4.32        4.32      4.32     4.32         4.43
          Overall           5.14        5.27      5.31     5.36         5.40
          System
          Average

        If the Company's systems are not in place and capable and ready to deliver electricity from third party suppliers to retail customers on or before January 1, 2000, for reasons within the control of the Company, thereby precluding customers from benefiting from the competitive market, the 2001 shopping credits set forth above and in Appendix B as modified herein shall become effective for the period from January 1, 2000 to December 31, 2000, in place of the specified 2000 shopping credits, and such 2001 shopping credits shall continue in effect during 2001 as contemplated above and in Appendix B as modified. The shopping credits for all other years will remain unchanged.

        These BGS rate/shopping credit levels are rate schedule averages only and the Company will discuss with the parties and develop possible variations by season, off-peak/on-peak and/or blocks. In formulating these shopping credits, it is recognized that, in comparison to certain other electric utilities, the Company's particular customer mix and customer class load factors result in a higher proportion of load being concentrated in the residential classes (RS and RT), so that the shopping credits for these classes do not vary as widely from the


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        Company's system-average shopping credit as may be the case with respect to certain other electric utilities. It is further recognized that the RT rate class has a flatter load profile and associated lower cost to serve relative to the RS class. Additional shopping-related savings which may result from customers receiving electric generation service from a third-party supplier at a price less than the shopping credit, shall be above and beyond the rate reductions set forth in paragraph 1 of the findings section of this Order.

5. The fixing of pre-established BGS rates/shopping credits, as described in paragraph above, satisfies the definition of "shopping credit" within EDECA and satisfactorily resolves the issues of BGS pricing and provision of a shopping credit pursuant to the requirements of N.J.S.A. 48:3-57(a) and (d).

6. Pursuant to N.J.S.A. 48:-57(a) and (b) (3), the Company has a three-year obligation to provide BGS to those retail customers who choose to remain with the Company as generation customers during the three-year period ending July 31, 2002. GPU shall file, on or before August 1, 2001, a specific proposal for public comment and review and approval by the Board to implement a request for proposals to supply BGS for the period August 1, 2002 through July 1, 2003. If such a proposal is approved by the Board, the responsibility for BGS after July 31, 2002 may be bid out during the third year of the Transition Period. Pursuant to the bidding process, bidders shall bid for the right to provide BGS during the year commencing August 1, 2002 at the pre-established shopping credit for the fourth year of the Transition Period, as set forth in paragraph 4 above. Depending on the bidders' perceived value at the time of the right to provide BGS at this rate, the bids shall provide either for a payment from the bidder to the Company or from the Company to the bidder. If the winning bid for BGS results in a net payment to the Company, such payment shall be applied to reduce the Deferred Balance (as defined in paragraph 29 below) or any other under-recovered balances or, if there are no under-recovered balances, to the benefit of ratepayers in a manner to be determined and approved by the Board. If the winning bid for BGS results in a net payment by the Company, such payment shall be subject to deferral and subsequent recovery as part of the Deferred Balance, as described in paragraphs 29-38 below.

7. During at least the first three years of the Transition Period (i.e., prior to the provision of BGS by a winning bidder for the period after July 31, 2002, as discussed in paragraph 6 above), a portion of the energy and capacity for BGS will be obtained from any remaining Company-owned generating assets and purchase power commitments, including NUG PPAs, utility PPAs and TPPAs (as defined in paragraphs 9 and 17 below). The balance of such energy and capacity will be procured by means of a strategy that will consider a combination of products including, but not limited to, spot market purchases and short-term advance purchases, including financial instruments. It is recognized that the use of some of these products, while decreasing ratepayer exposure to price spikes and price volatility, could result in costs which exceed the spot market. In addition to the costs which exceed the spot market. In addition to the costs of utility PPAs and NUG PPAs, reasonable and prudently incurred costs of Company-owned generation and


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        other reasonable and prudently incurred costs relating to the procurement of the balance of the energy and capacity needed to serve BGS, including costs associated with any financial instruments that may be utilized, as determined by the Board through such proceeding as it deems appropriate, shall be recoverable in rates pursuant to N.J.S.A. 48:3-57(e).

8. The Company shall not promote or present BGS as a competitive alternative. Notwithstanding the foregoing, in order to prevent or deter customers that might leave BGS during low cost periods and return during high cost periods, due to, among other things, insufficient seasonality in the shopping credits, which would increase the complexity and cost of the Company's procurement process and lead to increases in the Deferred Balance, the Company shall have the option, in its sole discretion, of imposing a one-year commitment on any non-residential customer returning to BGS unless such non-residential customer selects a new third party supplier within the 30-days of return to BGS. Not withstanding the 30-day grace period in the preceding sentence, any non-residential customer returning to BGS during May of any year will become subject to the one-year commitment unless a new third party supplier is selected before June 1, and any customer returning to BGS during June, July or August of any year will immediately become subject to the one-year commitment without any "grace period" to select a new third party supplier. The parties may in the future mutually agree as to a different or modified mechanism to address the above concerns, which would be presented to the Board for its review and approval. The Board may, on its own motion, based upon its review and monitoring of switching activity in the marketplace, impose different mechanisms or expand such mechanisms to include residential customers, if it deems such changes or expansions necessary and appropriate.

9. Consistent with N.J.S.A. 48:3-61, GPU shall implement a non-bypassable Market Transition Charge, at an initial level as set forth in Appendix A to the Stipulation, through which the Company will collect the following categories of stranded costs; (i) above-market costs associated with utility power purchase agreements as described in paragraph 22 below;
        (ii) above-market costs associated with long-term NUG power purchase agreements, as described in paragraph 22 below, including recovery, without interest, of the unrecovered balance at August 1, 1999 of Freehold Cogen buyout costs (as defined in Docket No. ER95120633) in the amount of approximately $106 million ("Freehold Buyout Costs"); (iii) any under-recovered balances deferred as of August 1, 1999, as a result of operation of the Company's Levelized Energy Adjustment Clause, as described in paragraph 10 below; (iv) the recovery over a period of eleven years of $130 million in early retirement and severance-related costs that would be incurred if Oyster Creek were to be shut down in 2000, subject to true up to the actual amount of such costs; and (v) costs relating to the amortization of the Oyster Creek sunk investment, as described in paragraph 1 above, until the issuance of the Oyster Creek-related transition bonds contemplated by paragraphs 23-28 below. In accordance with N.J.S.A. 48:3-61, the MTC shall be subject to annual review and, if necessary, adjustment by the Board. In the event that Oyster Creek is not shut down in 2000, the MTC shall be adjusted to eliminate the recovery of the costs described in clause (iv) above, and any previous overrecoveries with respect thereto shall be taken into


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        account in the annual review and adjustment of the MTC or otherwise applied to the benefit of all GPU customers in an equitable manner approved by the Board. Nothing herein alters the current interim nature of Freehold Cogen Buyout Costs recovery, pending the Board's final decision in Docket No. ER95120633. Any adjustments made to the MTC pursuant to this paragraph during the Transition Period shall not impact aggregate reductions provided for in paragraph 1 of the findings section of this Order.

10. Based upon the elimination of the Company's LEAC as of August 1, 1999, the Company may be carrying on its books a deferred over-or underrecovery of the LEAC costs as of that date. Any underrecovered balance deferred through the LEAC as of August 1, 1999 shall be recovered through the MTC. In the event that the Company has an overrecovered balance of LEAC costs as of August 1, 1999, such overrecovery shall be taken into account in the annual review and adjustment of the MTC or otherwise applied to the benefit of all GPU customers in a manner approved by the Board.

11. Consistent with N.J.S.A. 48:3-60, the Company will establish a Societal Benefits Clause, at an initial level as set forth in Appendix A to Stipulation I. The SBC shall include costs related to the following items: (i) Nuclear Plant Decommissioning, including $34.4 million in annual Oyster Creek decommissioning recovery, which is a reduction from the $39 million requested in the Company's initial filing in this proceeding, annual nuclear decommissioning expenses for Three Mile Island Unit #1 and Three Mile Island Unit #2 Nuclear Stations of $5.2 million and $2.3 million respectively, as granted in the Global Settlement, Docket Nos. ER95120633 et al., and annual nuclear decommissioning expenses related to Saxton Nuclear Experimental Nuclear Station of $2 million as provided in the Company's last base case, Docket No. ER91121820J; (ii) Demand Side Management; (iii) Manufactured Gas Plant Remediation; (iv) Universal Services Fund, to the extent that such costs are not already included in April 30, 1997 rates; and (v) Consumer Education expenses. The inclusion in the SBC of $34.4 million in annual Oyster Creek decommissioning recovery is based upon the assumption of the early retirement of Oyster Creek; in the event that the Oyster Creek unit is sold or is not shut down in 2000, this amount of recovery many be revisited and is, in any event, subject to true-up. Any adjustment to the SBC based upon such revisitation during the Transition Period will not alter the aggregate level of rates, but will be reflected as an adjustment to the residential MTC recovery under the price

12. The SBC shall be set initially at the level set forth in Appendix A to the Stipulation. Actual costs incurred by the Company for each of the components enumerated in paragraph 11 above will be subject to deferred accounting in the manner described in paragraphs 29 and 30 below, with interest at the Interest Rate (as defined in paragraph 29 below) to be accrued on any under- or overrecovered balances. Subject to the provisions of paragraph 13 below, with respect to over- recoveries of DSM program costs, at the completion of the Transition Period, the SBC will be reset, and then reset annually thereafter, to amortize any over-or underrecovered balances in each component thereof, in each case over


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        the ensuing year and subject to Board approval of the amount of such balances.

13. Consistent with N.J.S.A. 48:3-60(a) (3), the Company's SBC shall be set to recover, among other things, the same level of DSM program costs as is currently being collected to GPU's bundled rates. DSM program costs are those costs, lost revenues and incentives currently being recovered through the Company's Demand Side Factor in accordance with the accounting treatment specified in the Company's DSM plans and stipulations and Board Orders relating to the Company's approved DSM plans. However, DSM generation-related lost revenues created subsequent to August 1, 1999 shall no longer be reflected in the calculating of costs eligible for demand side management recovery and deferral. Funding for new energy efficiency or Class 1 renewables programs to be implemented as a result of the Comprehensive Resource Analysis required by EDECA will be calculated net of lost revenues, incentives and uncollected or previously committed past program costs collected through the SBC. Any overrecoveries of DSM program costs which have been and continue to be accrued shall be applied to the Freehold Buyout Costs.

14. On December 14, 1998, GPU filed a Verified Petition (Docket No. EM98121409) seeking approval of the sale of the Company's interest in the Three Mile Island Unit 1 Nuclear Generating Facility, pursuant to N.J.S.A. 48:3-7. On February 16, 1999, GPU filed a Verified Petition (Docket No. EM99020067), seeking approval of the sale of its non-nuclear generation assets and certain additional real and personal property pursuant to N.J.S.A. 48:3-7. This Order does not constitute approval of such petitions. The Board shall render final determinations with regard to the transfer of the Company's generation and related assets to third parties, as described in the filed petitions, including whether the selling price(s) shall be considered the "full market value" of the assets being transferred for purposes of N.J.S.A. 48:3-59(c)(1), within the individual divestiture dockets.(10) Such transfers require various regulatory approvals or waivers, including, without limitation, the Board, the Federal Energy Regulatory Commission, the Nuclear Regulatory Commission and other agencies. The parties to Stipulation I have mutually agreed that they will neither oppose, nor support any opposition to, any proceeding seeking the approval of such sales or the terms thereof, or seeking any other order or approval as may be required in order to consummate such sales, before the Board or any other adjudicatory or regulatory body, nor will the stipulating parties seek to intervene in any such proceeding without the consent of the Company, except as to matters not addressed in the Stipulation. Nothing herein shall prevent a stipulating party from intervening in any such proceeding for monitoring purposes.

15. The net divestiture proceeds shall be used by GPU to offset Company-owned generation-related stranded costs. Net proceeds are defined as the difference between the selling price(s) of the generation assets and the sum of (i) the net book value of the divested assets (including deferred tax assets, investment tax credits relating thereto and the costs of all liabilities which would need to be booked) as of the closing dates of the sales, and (iii) the transaction costs incurred

----------------
10       See Footnote 9, Supra.

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        by the Company. The transaction costs shall be reasonable, verifiable and necessary, and shall include (but not unnecessarily be limited to) sales and transfer taxes, local taxes, consultants fees, broker commissions, legal fees, title transfer fees, real estate and related costs, mortgage and financing costs, real estate taxes, transportation and system-separation costs (including outside contractor, engineering, purchased materials and labor costs) associated with the divestiture activities, paid overtime and out-of-pocket expenses for Company employees associated with the divestiture activities, and any arrangements to address direct and indirect employee impacts from the divestiture including enhanced retirement, severance and any other employee-related benefit costs.

16. Final determination of the net divestiture proceeds shall be undertaken only upon the completion of the transfer of all of the Company's generation assets to each purchaser thereof, and shall be made within the individual divestiture dockets, subject to the terms of this Order.

17. GPU has petitioned the Board for findings that all transition power purchase agreements entered into by the Company with the purchasers of its generation assets, as part of the sale of such assets to those purchasers, are in the public interest, in accordance with applicable law, and that the rates specified therein and the costs resulting there from be deemed reasonable and reasonably and prudently incurred by the Company throughout the full term of each of the TPPAs. Such requests shall be reviewed and considered by the Board within the context of the individual divestiture dockets.

18. As stated in the TMI-1 divestiture petition, future payments may be made to the Company in the event that the actual market prices of energy and capacity exceed the projections of such prices made at the time the selling price was negotiated (the "Contingent Payments"). As also stated in the TMI-1 divestiture petition, GPU shall apply such Contingent Payments to reduce the Deferred Balance or any other underrecovered balances, to the benefit of ratepayers in a manner approved by the Board.

19. By virtue of, among other things, the proposed divestiture of the Company's generation assets, including its ownership interest in TMI-1, and the application of net proceeds therefrom (as defined in paragraph 15 above), no costs attributable to TMI-1 will be included in the Company's MTC or in any transition bond charge implemented pursuant to N.J.S.A. 48:3-61 or 62. Accordingly, under such circumstances, TMI-1 costs would not be subject to recovery pursuant to N.J.S.A. 48:3-61 or
        62. Subject to any unique factors related to the TMI-1 sale, the Board may nonetheless utilize the provisions of N.J.S.A. 48:3-59 as the benchmark for determining whether such asset sales are in the public interest and should be approved.

20. Based on estimated net proceeds from the sale of the non-nuclear generation and related assets of $135.6 million, and an estimated net loss from the sale of TMI-1 of $135.6 million, and an estimated net loss from the sale of TMI-1 of $150.3 million, and taking into account the value of the Company's 50% ownership interest in the Yards Creek Pumped Storage Generating Station, if such divestiture sales are consummated,


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        the Company shall not seek to recover any stranded costs relating to its owned generation (other than Oyster Creek, which is separately addressed in this Order), subject to the last sentence of this paragraph 20. If the Company ultimately realizes net proceeds (as defined in paragraph 15 above) from the sale of Yard's Creek in an amount that exceeds the difference between the TMI-1 net loss and the net gain from the sale of the non-nuclear generation and related assets (the "Divestiture Differential"), such excess, as definitively determined in the individual divestiture dockets as contemplated by paragraph 16 above, shall be applied to reduce the Deferred Balance or any other underrecovered balances or, if there are no underrecovered balances, to the benefit of ratepayers in a manner approved by the Board. If such net proceeds from the sale of Yard's Creek are less than the Divestiture Differential, such short-fall shall be recoverable through the MTC or included in the Deferred Balance.

21. While, as indicated, the Board is not rendering determinations in this Order with respect to the divestiture petitions, it nonetheless finds it appropriate at this time to issue certain guidelines and parameters for the conduct of such review of those petitions, as follows. For the Divestiture Petition concerning the non-nuclear generating units, a sale in process which is ultimately deemed by the Board to comport with the auction standards adopted by the Board in April 1998 would be deemed proper and merit approval, subject to true-up of actual proceeds and actual reasonably incurred expenses. For Three Mile Island-1, given the unique nature of the market for nuclear assets the absence of a formal auction process should not be viewed as inappropriate, assuming reasonable efforts were made to identify potential bidders. Moreover, in light of the fact that the sale of the non-nuclear assets has reduced stranded costs as compared to the administrative estimate contained in the Company's filing, it would be unreasonable to refuse to recognize the actual stranded costs resulting from the sale of TMI-1, simply on the basis that such level may be higher than the administratively-determined level reflected in the Company's filing.

22. Consistent with N.J.S.A. 48:3-61(a)(3) and other applicable law, the Company shall be permitted to fully recover, dollar-for-dollar, the costs associated with its long-term NUG PPAs, as listed in Appendix C of the Stipulation over the life of each such contract. Such contracts will remain the obligation of the Company or its successor as the distribution utility in its service territory. Costs associated with the Company's utility PPAs, as listed in Appendix C of the Stipulation shall be similarly recovered. Accordingly, the annual market value of NUG PPA and utility PPA production shall be recovered by GPU through either (a) its market energy and capacity charge to BGS customers, or (b) the sale of such production on the open market to the extent the power may not be needed to meet GPU's remaining load. In addition, the above-market costs of NUG PPA and utility PPA production, on an annual basis, will be recovered separately through the MTC, as provided in paragraph 9 above. GPU has an ongoing obligation to take all reasonable measures to mitigate the stranded costs associated with NUG utility Purchase Power Agreements, including optimizing the market revenues received for the sale of power and other marketable services derived from the Purchase Power Agreements on the open market, or for use of Non-Utility Generator and utility Purchase Power Agreement power to offset purchases of energy


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        and capacity or other services otherwise necessary to serve Basic
        Generation Service customers, and using its best efforts to pursue beneficial buyouts, buydowns or restructuring of NUG PPAs. The MTC will also include the Company's ongoing obligations, established under the Public Utility Regulatory Policies Act of 1978 ("PURPA") and related Board Orders, to pay the costs related to the four remaining Power Savings Agreements which were executed pursuant to the Company's 1989 All-Source Solicitation of both supply-side and demand-side proposals made pursuant to the Board's 1988 Stipulation of Settlement implementing PURPA. The MTC will also provide for recovery, without interest, of the Freehold Buyout Costs, as described in paragraph 9 above, and will be subject to adjustment in the future to reflect additional prudent utility PPA and/or NUG PPA buyout, buydown or restructuring costs and related savings as may be approved by the Board.

23. Upon application by GPU and a determination by the Board that the conditions of EDECA are met, issuance of transition bonds in an amount of no more than $400 million (not including transaction costs) which are to securitize stranded costs attributable to the Company's projected actual net investment (gross plant, less accumulated depreciation, less accumulated deferred income taxes, including the additional deferred income taxes that will result upon the unit's retirement) in Oyster Creek as of September 2000, shall be permitted. The foregoing amount does not include reasonable related transaction costs, which shall also be includable in the securitized amount of transition bonds (as described in paragraph 26 below). The Company will be permitted to recover the "gross-up" for income taxes associated with the recovery of the net plant investment, but this component of the recovery shall be reflected in the MTC.

24. In the event of a sale of Oyster Creek, the selling price as determined by the Board will represent the "full market value" of Oyster Creek for purposes of N.J.S.A. 48:3-59(c)(1), and, as such, the principal amount of transition bonds to be issued pursuant to paragraph 23 above shall be reduced by the net proceeds from such sale (as defined in paragraph 15 above), or shall otherwise be appropriately reduced to reflect the terms of such sale. Any net proceeds from a sale of Oyster Creek after the issuance of such transition bonds shall be applied to reduce the Deferred Balance or any other underrecovered balances or, if there are no under-recovered balances, to the benefit of ratepayers in a manner approved by the Board.

25. In order to comply with the requirements of N.J.S.A. 48:3-62, GPU shall utilize the net proceeds of the Oyster Creek-related securitization, after payment of all related fees and expenses of issuance and sale, to refinance or retire its existing debt and/or equity in a manner which does not substantially alter the Company's overall capital structure. Refinancing and/or retirement of such debt may occur as a result of, among other things, mandatory and/or optional redemption, repurchase and/or tender by or on behalf of the Company, which optional redemption, repurchase or tender may be at a premium (which costs shall be paid out of such net proceeds). The Company is authorized to employ such methods as are reasonable and necessary to achieve the overall intent and purposes of EDECA.


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26.     Upon application by GPU and a determination by the Board that the conditions of the Act are met, the Board will issue a financing order consistent with the provisions of the Act, addressing the technical aspects of the securitization transaction and providing for the issuance by the Company of no more than $420 million of transition bonds related to Oyster Creek, representing up to $400 million of generation related stranded costs and up to $20 million in related fees and expenses of issuance and sale, and to refinance or refund its debt and equity. Such transition bonds shall have a scheduled amortization upon issuance of up to 15 years. If the Company's systems are not in place and capable and ready to commence customer enrollment for shopping on or before October 1, 1999 and to deliver electricity from third party suppliers to retail customers on or before October 21, 1999, for reasons within the control of the Company, thereby precluding customers from benefiting from the competitive market, the Company will not issue such transition bonds prior to January 1, 2000. The parties to Stipulation I have mutually agreed that they will neither oppose, nor support any opposition to, any proceeding relating to the issuance of such a bondable stranded costs rate order before the Board or any other adjudicatory or regulatory body, nor will they seek to intervene in any such proceeding without the consent of the Company, except as to matters not addressed in the Stipulation, or otherwise interfere in or object to the sale of such transition bonds.

27. In connection with the review of GPU's stranded cost filing and based on the record in its stranded cost proceeding, the Board hereby finds pursuant to N.J.S.A. 48:3-62, that:

        a. The Company has taken reasonable measures to date on mitigation of stranded costs, and the terms of Stipulation I, including the provision of sustainable rate reductions and other mitigation measures, will create appropriate incentives to mitigate the total amount of the Company's stranded costs.

        b. GPU will not be able to achieve the level of rate reduction deemed by the Board to be necessary and appropriate pursuant to N.J.S.A. 48:3-52 and 61, as set forth in paragraph 1 above, absent the issuance of the transition bonds provided for above. The Company's initial 5% rate reduction anticipated the benefits of securitization by providing for the recovery of the Oyster Creek net investment, commencing August 1, 1999, through an amortization structured to mirror a securitization transaction, at an interest rate of 7%. All incremental savings, if any, from the actual securitization transaction, over and above the amount so included in the initial 5% rate reduction, will be accounted for in the MTC collections and passed on to ratepayers through a rate reduction in the form of credits to the Deferred Balance.

        c. The issuance of such transition bonds will provide tangible and quantifiable benefits to ratepayers, including greater rate reductions than would have been achieved absent the issuance of such bonds and net present value savings over the term of the bonds.

28. It is expected that third parties may be authorized to provide billing and collection services in the future as a result of the statutorily required billing and collection services in the future as a result of


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        the statutorily required billing and metering proceeding or otherwise.
        Even if third party billing and collection has not been so authorized by the time the Company seeks to effect a securitization transaction provided for herein, appropriate creditworthiness standards applicable to any third parties that may ultimately provide billing and collection services would have to be in place by the time of the securitization transaction in order to satisfy credit rating agencies and the financial community so that securitization may proceed. Therefore, if such creditworthiness standards are not in place before the Company undertakes securitization, such standards will be incorporated in the applicable bondable stranded costs rate order.

29. The Company is entitled to full and timely recovery under the EDECA of the prudently and reasonably-incurred costs associated with the provision of BGS and utility PPA and NUG PPA costs. To the extent that these costs, as realized, exceed the recovery afforded by the regulated rates that GPU shall be authorized to charge during the Transition Period, GPU shall defer recovery of the net excess amount. This deferred amount, together with interest on the unamortized balance thereof at the applicable interest rate on seven-year constant maturity treasuries, as shown in the Federal Reserve Statistical Release on or closest to August 1 of each year, plus sixty basis points, shall be referred to as the "Deferred Balances". The Deferred Balance shall be accumulated in a deferred account, and shall be carried on GPU's balance sheet as a regulatory asset. Deferred accounting shall continue with respect to these types of costs following the Transition Period.

30. The Deferred Balance shall be recovered after the Transition Period through a charge to be included in post-Transition Period regulated rates, which shall generate a post-Transition Period regulated cash flow stream for that purpose, in a manner and timeframe to be determined by the Board, and the Deferred Balance shall thereupon be reversed from the Company's balance sheet as it is recovered. This assurance of recovery is intended in all respects to comport with and satisfy the standards of the Financial Accounting Standards, Board, including those FASB standards under which the Company is permitted to maintain the Deferred Balance as a regulatory asset rather than being required to record it as a current expense.

31. The Deferred Balance shall be audited annually by Board Staff promptly after the end of each calendar year, consistent with the normal procedures of Board Staff's Division of Audits, for purposes of establishing the amount of the Deferred Balance. The audit results shall be presented to GPU and the Company shall be entitled to respond thereto. The audit results, including the Company's response, shall then be presented to the Board and the Board-approved quantification of the Deferred Balance shall be reflected in a final Board Order. The Board will also conduct an annual review and assessment including the opportunity for public comment and the provision for a hearing, of the reasonableness and prudency of the costs incurred by the Company in the procurement of energy and capacity needed to serve BGS load after the purchases from NUG PPAs and utility PPAs, as contemplated by paragraph 7 above, as well as the reasonableness and prudency of the NUG PPAS and


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        utility PPA stranded costs, consistent with the requirements of paragraph 22 above, reflected in the Deferred Balance.

32. The Deferred Balance will be recovered at the end of the Transition Period in a manner and timeframe to be determined by the Board.

33.-36. The Board does not adopt paragraphs 33-36 of Stipulation I. Upon application by GPU and a determination by the Board that the conditions of EDECA are met, GPU will be permitted to securitize deferred balances to the extent permitted by EDECA. The Company shall not be permitted to issue transition bonds in increments of less than $100 million.

37. The market forces that may produce the Deferred Balance may also produce a net negative Deferred Balance, or over recovery. The market values of energy and capacity may fluctuate enough to cause the Deferred Balance to fluctuate, from time to time, between a positive amount and a negative amount. Any net negative Deferred Balance, or overrecovery, shall ultimately be refunded to customers with interest at the Interest Rate. During the Transition Period, the refund shall be accomplished by maintaining the negative Deferred Balance on the Company's books and using it to offset any positive Deferred Balance increments that may subsequently accrue during the Transition Period. At the end of the Transition Period, if the net Deferred Balance is a negative amount, representing a net over-recovery, it shall be returned to customers by way of a credit to the MTC, with interest on the unamortized balance at the Interest Rate, over a period to be determined by the Board.

38. The Company's receipts from customers in payment of regulated rates shall be first credited against all charges that appear on the Company's bills for regulated services and taxes, other than for the energy and capacity costs associated with the provision of BGS and costs associated with utility PPAs and NUG PPAs to be recovered through the MTC. Any remaining receipts shall next be credited against energy and capacity costs associated with the provision of BGS, with any further receipts that remain to be credited, last, against costs associated with utility PPAs and NUG PPAs to be recovered through the MTC. Moreover, the Deferred Balance accounting provided herein shall result in any retained "retail margin," that is, the difference between the BGS charges and the BGS costs associated with non-shopping customers, being credited against the Deferred Balance.

39. The rate treatment provided in this Order for NUG PPAs shall constitute full and timely recovery of the Company's NUG PPA payments and it is the Board's intent that the Company be permitted by generally accepted accounting principles and its independent certified public accountants to continue to defer for financial reporting purposes the amounts intended to be deferred by this Order.

40. Recovery of all regulatory assets previously recognized in rates, as set forth in Appendix D to the Stipulation as well as recovery of the Designed Costs described below, is recognized as being included in the unbundled distribution rates approved in this Order. As noted, certain


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        specified costs, some of which have not been previously recognized in the Company's rates, shall be deemed to be included in the unbundled distribution rates approved in this Order that the Company is authorized to charge to ratepayers (collectively, the "Designated Costs"), and are individually described as follows:

        a. Merrill Creek Reservoir storage capacity leases: The Delaware River Basin Commission requires the Company, as an operator of electric generation facilities along the Delaware River ("River"), to maintain the ability to contribute water volume to the River through "compensation releases" of water into the River. The Company has secured the ability to do so by leasing a certain quantity of storage capacity in the Merrill Creek Reservoir. As stated in the divestiture petition relating to the Company's non-nuclear generation and related assets, Sithe Energies, Inc., the purchaser of such assets, will sublet a portion of the storage capacity from the Company. However, the Company's remaining lease obligations, in the annual amount of approximately $3.46 million, which are included in the Company's existing bundled rates, will continue for many years. These costs shall be deemed included in the unbundled distribution rates approved herein.

        b. Deferred storm damage costs: The annual recovery of $4.37 million in deferred storm damage costs shall be deemed included in the unbundled distribution rates approved herein.

        c. Computer-related costs: The currently estimated cost of upgrading the Company's computer system in order to accommodate the transition to a competitive market shall be deemed included in the unbundled distribution rates approved herein and shall be recovered, without interest, over the estimated seven-year life of the project at an annual level of $1.33 million. These computer upgrades will not be used by affiliates of the Company other than Metropolitan Edison Company and Pennsylvania Electric Company.

        In recognition of the fact that the foregoing Designated Costs will be recovered without any adjustment to the unbundled distribution rates otherwise approved herein, there shall be no reduction in such distribution rates upon completion of the amortization of the regulatory assets labeled "Atlantic Project", "Fault Proceeding Load Management" and "GRFT Drop Year" in Appendix D to the Stipulation so as to allow recovery of the Designated Costs in place of such fully-amortized regulatory assets. In particular, the deferred storm damage costs will be recovered at the same rate as the "Atlantic Project" and "Fault Proceeding Load Management" regulatory assets and the computer-related costs will be recovered in place of the "GRFT Drop Year" regulatory asset.

41. The costs associated with the Designated Costs shall be carried on GPU's balance sheet as regulatory assets, shall be fully recoverable in rates, and shall be reversed from the Company's balance sheet as those rates are charged to customers and collected. It is the Board's intent that the assurance of recovery of the Designated Costs comports with and satisfied the standards of the FASB, including those FASB standards under which the Company is permitted to maintain the Designated Costs as


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        regulatory assets rather than being required to record them as current expenses.

42. Notwithstanding any provision herein to the contrary, the Company shall be permitted to increase the transmission rate charged to BGS customers to reflect any increase in its transmission rates approved by the FERC as a result of a FERC Order granting the pending motion of the Company and its affiliates, Metropolitan Edison Company and Pennsylvania Electric Company (collectively, the "GPU Energy Companies") for rehearing of the FERC's November 25, 1997 Order, as modified by a January 28, 1998 Order on Rehearing, that directed the GPU Energy Companies to implement a system-wide transmission rate in a proceeding currently pending before the FERC at Docket NO. ER97- 3189-000, et al. Any increase in the Company's transmission rate, however, resulting from such a FERC modification of its prior decision regarding a system-wide transmission rate in that proceeding, will result in commensurate reductions in the distribution rate for each customer class and in a corresponding increase in the shopping credits approved herein. This paragraph 42 shall not apply to any other change in the Company's transmission rate.

43. Most of the Company's generation assets are under contract to be sold to unaffiliated third parties (see paragraph 14-21 above), and it is possible that sale transactions for the remaining generation assets will be arranged in the future. Current rates are set to include recovery for the Company's current Transitional Energy Facility Assessment obligations that arise under the Energy Tax Reform Act out of ownership of the aforementioned generation assets. It is not yet clear whether the TEFA obligations will be transferred to the purchasers of the generation assets. If the TEFA obligations (or a portion thereof) are so transferred, the portion of rates collected thereafter by the company that represents TEFA recovery for transferred TEFA obligations, that otherwise would have been payable by the Company in satisfaction of its TEFA obligations, shall be applied to reduce the Deferred Balance or any other underrecovered balances or, if there are no underrecovered balances, to the benefit of ratepayers in a manner approved by the Board.

44. With Board approval, and subsequent to the establishment of the April 30, 1997 rates, the Company has offered certain discounted or contract rates in the past, in which some customers remain enrolled today. These include Service Classifications GTX, OTRA and CRS, and Riders BUI, BEI and BE. The voluntary, discounted or contract rates offered under these Service Classifications and Riders provide generation-related savings to enrolled customers, the costs of which have been absorbed by the Company. As such, the rate reduction provisions of the EDECA are not applicable to these special Service Classifications and Riders. Accordingly, enrollment in these Service Classifications and Riders shall become terminable, at the customer's request, during the Transition Period, regardless of the limitations on termination that may have existed under the terms and conditions of the pre-EDECA tariffs or contracts that were applicable to each. However, customers who elect to remain enrolled in any of these Service Classifications and Riders shall be required to receive all service from the Company at pre-EDECA rates under these pre existing Service Classifications and Riders, while they remain so enrolled. Moreover, customers who elect to remain so enrolled


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        must continue on a full service basis, taking all capacity and energy requirements hereunder from the Company rather than from third party suppliers, while they remain so enrolled.

45. The Company has also offered Rider CEP, which is not a discounted rate or contract rate, but a discrete power-conditioning service utilized by customers for the protection of customer-owned consumer electronic and similar equipment. Rider CEP has been recognized by the Board to be a voluntary competitive service, for which alternatives have been available on the market. Rider CEP is presently closed to new enrollment. The rate reduction provisions of the EDECA re not meant to apply to charges under Rider CEP, and such provisions shall not be so applied.

46. The All-Electric Discount provision contained in Service Classification RS and RT represents a voluntary reduction of the pre-EDECA rates that the Company had otherwise been entitled to charge and the Company has not had an opportunity in a base rate case to seek to collect the related lost revenues from other customers, as had been contemplated when the All-Electric Discount was instituted. With the commencement of the opportunity for all-electric customers (and other customers) to purchase electricity from third party supplier, and with the implementation and phase-in of rate reductions for all customers, it is appropriate that the All-Electric Discount be phased-out. The All-Electric Discount applicable to the winter tail block rate for the RS and RT Service Classifications shall be maintained in full for the period through July 31, 2000; effective on August 1, 2000; the All-Electric Discount shall be reduced by one-third; effective August 1, 2001 the All-Electric Discount shall be reduced by two-thirds; effective August 1, 2002 the All-Electric Discount shall be completely eliminated. For the entire period from August 1, 1999 through July 31, 2002, during which the All-Electric Discount is maintained in whole or in part, such discount shall only be applicable for customers taking BGS. The Company shall forego any claim for recovery of any lost revenues previously accrued with respect to the All-Electric Discount.

47. As of August 1, 1999, the Company will have recovered approximately $30.4 million (net of payments of $6.3 million) relating to the funding of the New Jersey Low Level Radiation Waste Fund. Because the Company's obligation to contribute to the NJLLRW has expired, the Company shall apply the actual overrecovered balance at August 1, 1999 to reduce the Deferred Balance or any other underrecovered balances or, if there are no underrecovered balances, to the benefit of ratepayers in a manner approved by the Board.

48. The parties are directed to work cooperatively to conclude the statutorily required billing and metering proceeding in an expedited fashion, which proceeding the stipulating parties have requested that the Board conclude by May 1, 2000.

49. The Company shall cooperate with third party suppliers in providing sufficient data fields (more than the five currently proposed) and adequate space on its bill when it sends out a combined bill for itself and a third party supplier, subject to any Board-imposed requirements and the resolution of fee issues.


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50.     The Company shall modify its tariff for stand-by service (Rider STB) so as to provide that Average Generation will be calculated over a twelve-month period rather than a one-month period. Charges to stand-by service customers shall reflect the rate reduction and refund provided for in this Order.

51. The Company shall provide interconnection studies, facilities and services with respect to on-site generation for customers connected to the distribution system on a timely and reasonable basis. To the extent that the costs of such interconnection studies, facilities and services exceed the costs of standard facilities that normally would be supplied by the Company without special charge, such additional costs shall be calculated and assessed on a non-discriminatory basis relative to other customers who do not use on-site generation, pursuant to Rider QFS and Sections 4.05 and 10 of Part II of the Company's tariff, in a manner consistent with the Company's past practices as appropriate. Requests for connecting generation facilities to the transmission system shall be directed to the PJM Office of Interconnection in accordance with the PJM Open-Access Transmission Tariff and PJM procedures in effect at the time of the request.

52. EDECA was enacted after the Global Settlement and changed fundamental aspects of the Global Settlement by, among other things, precluding the Company from filing a base rate case for almost four years beyond the period contemplated in the Global Settlement. Moreover, EDECA has mandated additional rate reductions (i.e., beyond those contemplated by the Global Settlement) of at least 10% over the four-year Transition Period, as well as imposed a cap on the Company's overall rates as reduced by such rate reductions during the Transition Period, while at the same time imposing BGS obligations on the Company which, upon divestiture of its generation assets, will put the Company at financial risk (subject to the aforementioned deferral mechanisms) to the vagaries of the energy market for the cost of serving its BGS customers. In light of the foregoing and of the fundamental base rate unbundling and restructuring effected pursuant to the EDECA and implemented in this Stipulation, the conditions contemplated by paragraph 16, Earnings Effects, of the Global Settlement for the termination thereof have been satisfied and effective August 1, 1999 the said provisions of paragraph 16 of the Global Settlement shall be deemed fulfilled and terminated and of no further force or effect.

53. The Company shall amend the Service and Billing Agreement dated as of December 15, 1995 between the Company and New Jersey Transit Corporation, and the related Stipulation of Settlement dated as of March 21, 1996 and Board Order dated April 24, 1996 (Docket No. EM95120652), to permit NJT to select an alternative electric power supplier when other customers are permitted to do so, without terminating such Agreement, provided that NJT shall continue to remain a distribution services customer of the Company with respect to the deliveries from such alternative electric power supplier.


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By way of a brief summary, GPU shall implement the following aggregate rate reductions, consistent with the provisions of this Order:

                     August 1, 1999                       5%
                     August 1, 2000                       6%
                     August 1, 2001                       8%
                     August 1, 2002                      11%

In addition, the Company shall implement the following shopping credits:

                        1999         2000        2001         2002        2003
                        ----         ----        ----         ----        ----
           RT           5.05         5.10        5.15         5.20        5.22
           RS           5.65         5.70        5.75         5.80        5.82
           GS           5.11         5.38        5.44         5.51        5.55
           GST          4.78         4.95        5.00         5.10        5.15
           GP           4.53         4.66        4.67         4.69        4.70
           GT           4.32         4.32        4.32         4.32        4.43.



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DATED:            March 7, 2001                    BOARD OF PUBLIC UTILITIES
                                                   BY:

                                                            (SIGNED)

                                                   HERBERT H. TATE
                                                   PRESIDENT

                                                            (SIGNED)

                                                   FREDERICK F. BUTLER
                                                   COMMISSIONER

                                                            (SIGNED)

ATTEST:           (SIGNED)
                  FRANCES L. SMITH
                  SECRETARY










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